BMO Financial Group Reports Third Quarter 2024 Results

REPORT TO SHAREHOLDERS

BMO’s Third Quarter 2024 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended July 31, 2024 are available online at www.bmo.com/investorrelations and at www.sedarplus.ca.

Financial Results Highlights

Third Quarter 2024 compared with Third Quarter 2023:

•	Net income of $1,865 million, compared with $1,565 million; adjusted net income[1,2] of $1,981 million, compared with $2,148 million

•	Reported earnings per share (EPS)[3] of $2.48, compared with $2.12; adjusted EPS[1,2,3] of $2.64, compared with $2.94

•	Provision for credit losses (PCL) of $906 million, compared with $492 million

•	Return on equity (ROE) of 10.0%, compared with 9.0%; adjusted ROE[1,2] of 10.6%, compared with 12.5%

•	Common Equity Tier 1 (CET1) Ratio[4] of 13.0%, compared with 12.3%

Year-to-Date 2024 compared with Year-to-Date 2023:

•	Net income of $5,023 million, compared with $2,727 million; adjusted net income[1,2] of $5,907 million, compared with $6,492 million

•	Reported EPS[3] of $6.57, compared with $3.56; adjusted EPS[1,2,3] of $7.78, compared with $8.88

•	PCL of $2,238 million, compared with $1,732 million on a reported basis and $1,027 million on an adjusted basis[1]

•	ROE of 9.0%, compared with 5.1%; adjusted ROE[1,2] of 10.7%, compared with 12.7%

Adjusted1,2 results in the current quarter and the prior year excluded the following items:

•	Acquisition and integration costs of $19 million ($25 million pre-tax) in the current quarter; $370 million ($497 million pre-tax) in the prior year.

•	Amortization of acquisition-related intangible assets of $79 million ($107 million pre-tax) in the current quarter; $85 million ($115 million pre-tax) in the prior year.

•	Impact of the U.S. Federal Deposit Insurance Corporation (FDIC) special assessment of $5 million ($6 million pre-tax) in the current quarter.

•

Impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, of $13 million ($18 million pre-tax) in the current quarter; a net recovery of $3 million ($4 million pre-tax) in the prior year.

•	A charge of $131 million ($160 million pre-tax) related to tax measures enacted by the Canadian government that amended the GST/HST definition for financial services in the prior year.

Toronto, August 27, 2024 – For the third quarter ended July 31, 2024, BMO Financial Group recorded net income of $1,865 million or $2.48 per share on a reported basis, and net income of $1,981 million or $2.64 per share on an adjusted basis.

“This quarter, BMO delivered strong pre-provision, pre-tax earnings and met our commitment to positive operating leverage for the quarter and year-to-date, reflecting good cost discipline and the sustained strength of our operating performance. While the cyclical increase in credit costs has resulted in loan loss provisions above our historical range, performance has been supported by operating momentum across our diversified businesses, including continued revenue growth in Canadian Personal and Commercial Banking and stronger client activity in our market-sensitive businesses. Across our U.S. markets, we’re adding new customers and expanding capabilities, contributing to consistent pre-provision-pre-tax earnings in our U.S. Segment,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“With our strategic goals firmly in place, a strong balance sheet, robust capital and liquidity, we are well positioned to deliver sustainable returns to our shareholders. How we live our Purpose, to Boldly Grow the Good in business and life, continues to be recognized, including being named to Corporate Knights’ ranking of Canada’s Best 50 Corporate Citizens for the 23rd consecutive year,” concluded Mr. White.

Concurrent with the release of results, BMO announced a fourth quarter 2024 dividend of $1.55 per common share, unchanged from the prior quarter and an increase of $0.08 or 5% from the prior year. The quarterly dividend of $1.55 per common share is equivalent to an annual dividend of $6.20 per common share.

Caution

The foregoing section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. They are also presented on an adjusted basis that excludes the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed for all reported periods in the Non-GAAP and Other Financial Measures section. For details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)

Effective the first quarter of 2024, the bank adopted IFRS 17, Insurance Contracts (IFRS 17), and retrospectively applied it to fiscal 2023 results and opening retained earnings as at November 1, 2022. For further information, refer to the Changes in Accounting Policies section.

(3)	All EPS measures in this document refer to diluted EPS, unless specified otherwise.
(4)	The CET1 Ratio is disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline, as set out by the Office of the Superintendent of Financial Institutions (OSFI), as applicable.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

BMO Financial Group Third Quarter Report 2024 1

Third Quarter 2024 Performance Review

Adjusted results and ratios in this section are on a non-GAAP basis. Refer to the Non-GAAP and Other Financial Measures section for further information on adjusting items. The order in which the impact on net income is discussed in this section follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

Canadian P&C

Reported net income was $914 million, an increase of $33 million or 4% from the prior year, and adjusted net income was $920 million, an increase of $31 million or 3%. Results reflected a 7% increase in revenue, driven by higher net interest income due to balance growth and higher margins, higher expenses and a higher provision for credit losses.

U.S. P&C

Reported net income was $470 million, a decrease of $32 million or 6% from the prior year, and adjusted net income was $539 million, a decrease of $40 million or 7% from the prior year.

On a U.S. dollar basis, reported net income was $344 million, a decrease of $32 million or 9% from the prior year, and adjusted net income, which excludes amortization of acquisition-related intangible assets, was $395 million, a decrease of $39 million or 9%. Results reflected lower revenue driven by a decrease in non-interest revenue, lower expenses and a higher provision for credit losses.

BMO Wealth Management

Reported net income was $362 million, a decrease of $34 million or 9% from the prior year, and adjusted net income was $364 million, a decrease of $33 million or 8%. Wealth and Asset Management reported net income was $300 million, an increase of $91 million or 44%, reflecting higher revenue due to growth in client assets, including stronger global markets, partially offset by lower net interest income, as well as lower expenses. Insurance net income was $62 million, a decrease of $125 million from the prior year, primarily due to changes in portfolio positioning during the transition to IFRS 17.

BMO Capital Markets

Reported net income was $389 million, an increase of $94 million or 32% from the prior year, and adjusted net income was $394 million, an increase of $93 million or 31%. Results reflected higher revenue in both Global Markets and Investment and Corporate Banking driven by higher trading, underwriting and advisory, and corporate banking-related revenue, as well as lower expenses and a higher provision for credit losses.

Corporate Services

Reported net loss was $270 million, compared with reported net loss of $509 million in the prior year, and adjusted net loss was $236 million, compared with adjusted net loss of $18 million. Reported net loss decreased, primarily due to lower acquisition and integration costs and the impact of tax measures in the prior year. Adjusted net loss increased due to lower revenue, partially offset by lower expenses.

Capital

BMO’s Common Equity Tier 1 Ratio was 13.0% as at July 31, 2024, a decrease from 13.1% at the end of the second quarter of 2024, with internal capital generation more than offset by higher source currency risk-weighted assets.

Credit Quality

Total provision for credit losses was $906 million, compared with a provision of $492 million in the prior year. The provision for credit losses on impaired loans was $828 million, an increase of $495 million, due to higher provisions in U.S. P&C, Canadian P&C and BMO Capital Markets. The provision for credit losses on performing loans was $78 million, compared with a provision of $159 million in the prior year. The $78 million provision for credit losses on performing loans in the current quarter was primarily driven by portfolio credit migration.

Refer to the Critical Accounting Estimates and Judgments section of BMO’s 2023 Annual Report and Note 4 of our audited annual consolidated financial statements for further information on the allowance for credit losses as at October 31, 2023.

Regulatory Filings

BMO’s continuous disclosure materials, including interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov. Information contained in or otherwise accessible through our website (www.bmo.com), or any third-party websites mentioned herein, does not form part of this document.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. In this document, the names BMO and BMO Financial Group, as well as the words “bank”, “we” and “our”, mean Bank of Montreal, together with its subsidiaries.

2 BMO Financial Group Third Quarter Report 2024

Enhanced Disclosure Task Force

Disclosures related to recommendations from the Financial Stability Board’s Enhanced Disclosure Task Force (EDTF) to provide high-quality, transparent risk disclosures are detailed in the index below, as presented in the 2023 Annual Report, the Third Quarter 2024 Report to Shareholders (RTS), Supplemental Financial Information (SFI) or Supplemental Regulatory Capital Information (SRCI). Information on BMO’s website, including information within the SFI or SRCI, is not and should not be considered incorporated by reference into our Third Quarter 2024 Report to Shareholders.

Topic	EDTF Disclosure	Page Number
		2023 Annual Report	Q3 2024
			RTS	SFI	SRCI
General	1. Risk-related information in each report, including an index for easy navigation	78-118	4	Index	Index
	2. Risk terminology, measures and key parameters	82-118, 126-128	38	-	-
	3. Top and emerging risks	78-80	6,38	-	-
	4. Plans to meet new key regulatory ratios once applicable rules are finalized	72	19	-	-
Risk Governance, Risk Management and Business Model	5. Risk management and governance framework, processes and key functions	82-86	-	-	-
	6. Risk culture, risk appetite and procedures to support the culture	86	-	-	-
	7. Risks that arise from business models and activities	84-85	-	-	-
	8. Stress testing within the risk governance and capital frameworks	85-86	-	-	-
Capital Adequacy and Risk-Weighted Assets (RWA)	9. Pillar 1 capital requirements	70-73	-	-	5-6,14
	10. Composition of capital components and reconciliation of the accounting balance sheet to the regulatory balance sheet. A main features template can be found at https://www.bmo.com/main/about-bmo/investor-relations/regulatory-disclosure	73-74	19-20	-	5-7,16-17
	11. Flow statement of movements in regulatory capital, including changes in Common Equity Tier 1 Capital, Additional Tier 1 Capital and Tier 2 Capital	-	-	-	8
	12. Capital management and strategic planning	69,75-76	-	-	-
	13. Risk-weighted assets (RWA) by operating group	74	-	-	15
	14. Analysis of capital requirements for each method used in calculating RWA	73-74,87-90	-	-	15,21-48, 54-66,81-84
	15. Tabulate credit risk in the banking book for Basel asset classes and major portfolios	-	-	-	21-48, 50-66,83-84
	16. Flow statement that reconciles movements in RWA by risk type	-	-	-	49,80
	17. Basel validation and back-testing process, including estimated and actual loss parameter information	112	-	-	85
Liquidity	18. Management of liquidity needs, and liquidity reserve held to meet those needs	100-106	42,45	-	-
Funding	19. Encumbered and unencumbered assets disclosed by balance sheet category	102-103	43	36	-
	20. Consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity	107-108	47-48	-	-
	21. Analysis of funding sources and funding strategy	103-104	43-44	-	-
Market Risk	22. Linkage of trading and non-trading market risk to the Consolidated Balance Sheet	99	40	-	-
	23. Significant trading and non-trading market risk factors	95-99	40-41	-	-
	24. Market risk model assumptions, validation procedures and back-testing	95-99,112	-	-	-
	25. Primary techniques for risk measurement and risk assessment, including risk of loss	95-99	40-41	-	-
Credit Risk	26. Analysis of credit risk profile, exposure and concentration	87-94, 159-166	16,63-67	24-33	15-79
	27. Policies to identify impaired loans and renegotiated loans	159-161,166	-	-	-
	28. Reconciliation of opening and closing balances of impaired loans and allowance for credit losses	93,164	17,63-65	-	-
	29. Counterparty credit risk arising from derivative transactions	87-88,94, 178-179	-	-	54-71
	30. Credit risk mitigation	87-88,162, 170,209	-	-	20,50-51,67
Other Risks	31. Discussion of other risks	82-84, 109-118	-	-	-
	32. Publicly known risk events involving material or potentially material loss events	109-118	-	-	-

BMO Financial Group Third Quarter Report 2024 3

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as at August 27, 2024. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended July 31, 2024, as well as the 2023 annual MD&A and the audited annual consolidated financial statements for the year ended October 31, 2023, contained in BMO’s 2023 Annual Report. Unless otherwise indicated, all amounts are stated in Canadian dollars and have been derived from the unaudited interim consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. We also comply with interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions (OSFI). References to generally accepted accounting principles (GAAP) mean IFRS Accounting Standards.

BMO’s 2023 Annual Report includes a comprehensive discussion of its businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

5	Caution Regarding Forward-Looking Statements
6	Economic Developments and Outlook
7	Financial Highlights
8	Non-GAAP and Other Financial Measures
13	Foreign Exchange
13	Net Income
14	Revenue
16	Total Provision for Credit Losses
17	Impaired Loans
17	Non-Interest Expense
17	Provision for Income Taxes
18	Balance Sheet
19	Capital Management
22	Review of Operating Groups’ Performance
	23	Personal and Commercial Banking (P&C)
		24	Canadian Personal and Commercial Banking (Canadian P&C)
		26	U.S. Personal and Commercial Banking (U.S. P&C)
	28	BMO Wealth Management
	30	BMO Capital Markets
	32	Corporate Services
34	Summary Quarterly Earnings Trends
35	Transactions with Related Parties
35	Off-Balance Sheet Arrangements

36	Accounting Policies and Critical Accounting Estimates and Judgments
	36	Allowance for Credit Losses
36	Changes in Accounting Policies
37	Future Changes in Accounting Policies
37	Other Regulatory Developments
38	Risk Management
	38	Top and Emerging Risks That May Affect Future Results
	38	Real Estate Secured Lending
	39	International Exposures
	40	Market Risk
	41	Insurance Risk
	42	Liquidity and Funding Risk
	44	Credit Ratings
49	Glossary of Financial Terms
52	Interim Consolidated Financial Statements
	52	Consolidated Statement of Income
	53	Consolidated Statement of Comprehensive Income
	54	Consolidated Balance Sheet
	55	Consolidated Statement of Changes in Equity
	56	Consolidated Statement of Cash Flows
	57	Notes to Interim Consolidated Financial Statements
80	Investor and Media Information

Bank of Montreal’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness, as at July 31, 2024, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended July 31, 2024, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

4 BMO Financial Group Third Quarter Report 2024

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to: statements with respect to our objectives and priorities for fiscal 2024 and beyond; our strategies or future actions; our targets and commitments (including with respect to net zero emissions); expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or the Canadian, U.S. and international economies; plans for the combined operations of BMO and Bank of the West; and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “commit”, “target”, “may”, “schedule”, “forecast”, “outlook”, “seek” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges and changes in foreign exchange and interest rates; the anticipated benefits from acquisitions, including Bank of the West, are not realized; changes to our credit ratings; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; cyber and cloud security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; technology resiliency; failure of third parties to comply with their obligations to us; political conditions, including changes relating to, or affecting, economic or trade matters; climate change and other environmental and social risks; the Canadian housing market and consumer leverage; inflationary pressures; global supply-chain disruptions; technological innovation and competition; changes in monetary, fiscal or economic policy; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs and capital requirements; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans, complete proposed acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and judgments, and the effects of changes in accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2023 Annual Report, and the Risk Management section in this document, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section of BMO’s 2023 Annual Report, as updated in the Economic Developments and Outlook section and the Risk Management – Update on General Economic Conditions section in our Third Quarter 2024 Report to Shareholders, as well as in the Allowance for Credit Losses section of BMO’s 2023 Annual Report, as updated in the Allowance for Credit Losses section in our Third Quarter 2024 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

BMO Financial Group Third Quarter Report 2024 5

Economic Developments and Outlook (1)

Canada’s real gross domestic product (GDP) growth is estimated to have strengthened slightly to an annual rate of 2.0% in the second calendar quarter of 2024 from 1.7% in the first quarter, amid an increase in government spending, partially offset by slower consumer and business spending. Real GDP is expected to grow at a modest rate of 1.1% in 2024, before strengthening to 1.8% in 2025, in response to decreasing interest rates. The unemployment rate has risen by almost one percentage point in the past year to 6.4% in July 2024, due to a rapidly expanding labour force and slowing employment growth, and is expected to rise to 7.0% by early 2025, before falling modestly as economic growth improves. Diminished labour shortages have relieved upward pressure on inflation, reducing the year-over-year rate of the consumer price index to 2.5% in July 2024. Inflation is expected to return to the central bank’s 2.0% target in 2025. The Bank of Canada began easing its policy stance in June 2024, and is anticipated to lower the current policy rate from 4.5% to 3.75% by December 2024, and then to 3.0% by June 2025. The housing market is anticipated to strengthen in 2025, as a result of lower mortgage rates and supportive population growth. Housing market activity in Ontario and British Columbia remains depressed due to poor affordability, though other provinces have benefitted from households relocating to more affordable areas. Industry-wide growth in residential mortgage balances remained stable at 3.5% year-over-year in June 2024, but is projected to gradually strengthen as housing market activity improves in 2025. Year-over-year growth in consumer credit balances (excluding mortgages) has been restrained by high interest rates and overall growth will likely remain around 3% in 2024, before improving modestly in 2025. Growth in non-financial corporate credit balances has decelerated sharply in response to higher interest rates and repayment of pandemic-era government loans, and is expected to remain weak at under 2% in 2024.

U.S. real GDP growth strengthened to an annual rate of 2.8% in the second quarter of 2024 from 1.4% in the first quarter, due to a pickup in spending by consumers, businesses and governments. However, residential construction contracted due to elevated interest rates and restrictive lending conditions. While the economy’s expansion is anticipated to moderate in the second half of the year, growth in 2024 is expected to be similar to last year’s pace of 2.5%. With support from anticipated lower interest rates, the economy is projected to continue growing at a moderate rate of 1.7% in 2025. The unemployment rate has risen by 0.8 percentage points in the past year to 4.3% in July 2024, and is projected to rise to 4.8% by early 2025. The easing in labour market conditions has reduced pressure on inflation, resulting in the year-over-year rate of the consumer price index declining to a more than three-year low of 2.9% in July 2024. Inflation is projected to trend toward the central bank’s 2.0% target in 2025. The Federal Reserve is anticipated to begin lowering its policy rate in September 2024, and to reduce the rate by 75 basis points by December 2024, and by an additional 150 basis points before early 2026. Growth in industry-wide residential mortgage balances has slowed considerably to below 3.0% year-over-year in the first quarter of 2024 as a result of ongoing weakness in home sales, but will likely strengthen in 2025 in response to anticipated lower mortgage rates. Despite increased credit card usage, year-over-year growth in overall consumer loan balances has decelerated to approximately 2.0%, but is projected to improve in 2025 amid firmer consumer spending. Non-financial corporate credit growth has slowed to less than 1.0% year-over-year due to elevated borrowing costs and stricter lending conditions and will likely remain impacted by weakness in the office real estate market before strengthening next year in response to lower interest rates.

The economic outlook is subject to several risks that could lead to a more adverse outcome for the North American economy. These include, the economy decelerating more rapidly than central banks anticipated due to high interest rates, inflation staying above target and resulting in continued restrictive monetary policies, an increase in tensions between the United States and China relating to trade protectionism and Taiwan, and an escalation of the conflicts in Ukraine and the Middle East. In addition, economic uncertainty could increase depending on the outcome of the November 2024 presidential and congressional elections.

This Economic Developments and Outlook section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)	All periods in this section refer to the calendar quarter and calendar year, rather than the fiscal quarter or fiscal year.

6 BMO Financial Group Third Quarter Report 2024

Financial Highlights

(Canadian $ in millions, except as noted)	Q3-2024	Q2-2024	Q3-2023	YTD-2024	YTD-2023

Summary Income Statement (1) (2)

Net interest income	4,794	4,515	4,905	14,030	13,740
Non-interest revenue	3,398	3,459	3,147	9,808	7,200
Revenue	8,192	7,974	8,052	23,838	20,940
Provision for credit losses on impaired loans	828	658	333	1,959	772
Provision for credit losses on performing loans	78	47	159	279	960
Total provision for credit losses (PCL)	906	705	492	2,238	1,732
Non-interest expense	4,839	4,844	5,572	15,072	15,455
Provision for income taxes	582	559	423	1,505	1,026
Net income	1,865	1,866	1,565	5,023	2,727
Net income available to common shareholders	1,814	1,719	1,522	4,783	2,516
Adjusted net income	1,981	2,033	2,148	5,907	6,492
Adjusted net income available to common shareholders	1,930	1,886	2,105	5,667	6,281

Common Share Data ($, except as noted) (1)

Basic earnings per share	2.49	2.36	2.13	6.58	3.56
Diluted earnings per share	2.48	2.36	2.12	6.57	3.56
Adjusted diluted earnings per share	2.64	2.59	2.94	7.78	8.88
Book value per share	102.05	97.67	92.38	102.05	92.38
Closing share price	116.45	122.97	122.54	116.45	122.54
Number of common shares outstanding (in millions)
End of period	729.4	729.3	716.7	729.4	716.7
Average basic	729.4	728.3	715.4	727.2	706.0
Average diluted	730.2	729.3	716.4	728.0	707.3
Market capitalization ($ billions)	84.9	89.7	87.8	84.9	87.8
Dividends declared per share	1.55	1.51	1.47	4.57	4.33
Dividend yield (%)	5.3	4.9	4.8	5.2	4.7
Dividend payout ratio (%)	62.4	64.0	69.1	69.5	121.5
Adjusted dividend payout ratio (%)	58.6	58.3	50.0	58.6	48.7

Financial Measures and Ratios (%) (1) (2) (3)

Return on equity (ROE)	10.0	9.9	9.0	9.0	5.1
Adjusted return on equity	10.6	10.9	12.5	10.7	12.7
Return on tangible common equity (ROTCE)	13.9	14.0	13.0	12.7	6.9
Adjusted return on tangible common equity	14.2	14.6	17.1	14.4	16.0
Efficiency ratio	59.1	60.7	69.2	63.2	73.8
Adjusted efficiency ratio (4)	57.3	58.0	60.3	58.7	59.4
Operating leverage	14.8	14.3	(12.4)	16.3	(44.8)
Adjusted operating leverage (4)	5.2	3.0	(7.8)	1.3	(8.4)
Net interest margin on average earning assets	1.51	1.51	1.67	1.53	1.62
Adjusted net interest margin, excluding trading net interest income, and trading and insurance assets	1.83	1.82	1.92	1.83	1.88
Effective tax rate	23.80	23.07	21.31	23.06	27.34
Adjusted effective tax rate	23.89	23.27	22.08	23.21	22.19
Total PCL-to-average net loans and acceptances	0.54	0.44	0.30	0.46	0.38
PCL on impaired loans-to-average net loans and acceptances	0.50	0.41	0.21	0.40	0.17

Balance Sheet and other information (as at, $ millions, except as noted)

Assets	1,400,470	1,374,053	1,293,514	1,400,470	1,293,514
Average earning assets	1,260,434	1,217,957	1,162,389	1,224,759	1,135,342
Gross loans and acceptances	677,995	664,658	644,638	677,995	644,638
Net loans and acceptances	673,719	660,644	641,118	673,719	641,118
Deposits	965,239	937,572	884,126	965,239	884,126
Common shareholders’ equity	74,439	71,225	66,208	74,439	66,208
Total risk weighted assets (5)	428,860	417,994	412,943	428,860	412,943
Assets under administration	750,527	725,921	774,760	750,527	774,760
Assets under management	409,627	385,936	340,184	409,627	340,184

Capital and Liquidity Measures (%) (5)

Common Equity Tier 1 Ratio	13.0	13.1	12.3	13.0	12.3
Tier 1 Capital Ratio	14.8	14.9	14.0	14.8	14.0
Total Capital Ratio	17.1	17.0	16.1	17.1	16.1
Leverage Ratio	4.3	4.3	4.2	4.3	4.2
TLAC Ratio	28.5	28.0	26.8	28.5	26.8
Liquidity Coverage Ratio (LCR)	129	128	131	129	131
Net Stable Funding Ratio (NSFR)	116	115	114	116	114

Foreign Exchange Rates ($)

As at Canadian/U.S. dollar	1.3795	1.3763	1.3177	1.3795	1.3177
Average Canadian/U.S. dollar	1.3705	1.3625	1.3331	1.3574	1.3439

(1)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the above table. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information, refer to the Non-GAAP and Other Financial Measures section and for details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)

Effective the first quarter of 2024, the bank adopted IFRS 17, Insurance Contracts (IFRS 17), recognizing the cumulative effect of adoption in opening retained earnings and applied it retrospectively to fiscal 2023 results. For further information, refer to the Changes in Accounting Policies section.

(3)	PCL, ROE and ROTCE ratios are presented on an annualized basis.
(4)

Prior to November 1, 2022, we presented adjusted revenue on a basis net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). Beginning the first quarter of 2023, we no longer report CCPB, given the adoption and retrospective application of IFRS 17. For periods prior to November 1, 2022, efficiency ratio and operating leverage were calculated based on revenue, net of CCPB. Revenue, net of CCPB, was $5,686 million in Q3-2022, $10,126 million in Q2-2022 and $7,642 million in Q1-2022. Measures and ratios presented on a basis net of CCPB are non-GAAP amounts. For more information, refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section of the 2023 Annual MD&A.

(5)

Capital and liquidity measures are disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline and the Liquidity Adequacy Requirements (LAR) Guideline, as set out by the Office of the Superintendent of Financial Institutions (OSFI), as applicable.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2024 7

Non-GAAP and Other Financial Measures

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements and our unaudited interim consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non-GAAP basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.

Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

For further information regarding the composition of our non-GAAP and other financial measures, including supplementary financial measures, refer to the Glossary of Financial Terms.

Our non-GAAP measures broadly fall into the following categories:

Adjusted measures and ratios

Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense, provision for credit losses and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP. Presenting results on both a reported basis and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing business performance. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Tangible common equity and return on tangible common equity

Tangible common equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

Measures net of insurance claims, commissions and changes in policy benefit liabilities

For periods prior to November 1, 2022, we presented adjusted revenue on a basis net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and our efficiency ratio and operating leverage were calculated on a similar basis. Measures and ratios presented on a basis net of CCPB are non-GAAP amounts. For more information, refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section of the 2023 Annual MD&A. Beginning the first quarter of 2023, we no longer report CCPB, given the adoption and retrospective application of IFRS 17, Insurance Contracts (IFRS 17).

Caution

This Non-GAAP and Other Financial Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

8 BMO Financial Group Third Quarter Report 2024

Non-GAAP and Other Financial Measures

(Canadian $ in millions, except as noted)	Q3-2024	Q2-2024	Q3-2023	YTD-2024	YTD-2023

Reported Results

Net interest income	4,794	4,515	4,905	14,030	13,740
Non-interest revenue	3,398	3,459	3,147	9,808	7,200
Revenue	8,192	7,974	8,052	23,838	20,940
Provision for credit losses	(906)	(705)	(492)	(2,238)	(1,732)
Non-interest expense	(4,839)	(4,844)	(5,572)	(15,072)	(15,455)
Income before income taxes	2,447	2,425	1,988	6,528	3,753
Provision for income taxes	(582)	(559)	(423)	(1,505)	(1,026)
Net income	1,865	1,866	1,565	5,023	2,727
Diluted EPS ($)	2.48	2.36	2.12	6.57	3.56

Adjusting Items Impacting Revenue (Pre-tax)

Management of fair value changes on the purchase of Bank of the West (1)	-	-	-	-	(2,011)
Legal provision (recorded in revenue) (2)	(14)	(14)	(3)	(42)	(16)
Impact of loan portfolio sale (3)	-	-	-	(164)	-
Impact of Canadian tax measures (4)	-	-	(138)	-	(138)
Impact of adjusting items on revenue (pre-tax)	(14)	(14)	(141)	(206)	(2,165)

Adjusting Items Impacting Provision for Credit Losses (Pre-tax)

Initial provision for credit losses on purchased performing loans (pre-tax) (5)	-	-	-	-	(705)

Adjusting Items Impacting Non-Interest Expense (Pre-tax)

Acquisition and integration costs (6)	(25)	(36)	(497)	(137)	(1,463)
Amortization of acquisition-related intangible assets (7)	(107)	(107)	(115)	(326)	(238)
Legal provision (including legal fees) (2)	(4)	(1)	7	(6)	5
FDIC special assessment (8)	(6)	(67)	-	(490)	-
Impact of Canadian tax measures (4)	-	-	(22)	-	(22)
Impact of adjusting items on non-interest expense (pre-tax)	(142)	(211)	(627)	(959)	(1,718)
Impact of adjusting items on reported net income (pre-tax)	(156)	(225)	(768)	(1,165)	(4,588)

Adjusting Items Impacting Revenue (After-tax)

Management of fair value changes on the purchase of Bank of the West (1)	-	-	-	-	(1,461)
Legal provision (including related interest expense and legal fees) (2)	(11)	(11)	(2)	(32)	(13)
Impact of loan portfolio sale (3)	-	-	-	(136)	-
Impact of Canadian tax measures (4)	-	-	(115)	-	(115)
Impact of adjusting items on revenue (after-tax)	(11)	(11)	(117)	(168)	(1,589)

Adjusting Items Impacting Provision for Credit Losses (After-tax)

Initial provision for credit losses on purchased performing loans (after-tax) (5)	-	-	-	-	(517)

Adjusting Items Impacting Non-Interest Expense (After-tax)

Acquisition and integration costs (6)	(19)	(26)	(370)	(102)	(1,100)
Amortization of acquisition-related intangible assets (7)	(79)	(79)	(85)	(242)	(176)
Legal provision (including related interest expense and legal fees) (2)	(2)	(1)	5	(4)	4
FDIC special assessment (8)	(5)	(50)	-	(368)	-
Impact of Canadian tax measures (4)	-	-	(16)	-	(16)
Impact of adjusting items on non-interest expense (after-tax)	(105)	(156)	(466)	(716)	(1,288)

Adjusting Items Impacting Provision for Income Taxes (After-tax)

Impact of Canadian tax measures (4)	-	-	-	-	(371)
Impact of adjusting items on reported net income (after-tax)	(116)	(167)	(583)	(884)	(3,765)
Impact on diluted EPS ($)	(0.16)	(0.23)	(0.81)	(1.21)	(5.32)

Adjusted Results

Net interest income	4,808	4,529	4,908	14,072	14,139
Non-interest revenue	3,398	3,459	3,285	9,972	8,966
Revenue	8,206	7,988	8,193	24,044	23,105
Provision for credit losses	(906)	(705)	(492)	(2,238)	(1,027)
Non-interest expense	(4,697)	(4,633)	(4,945)	(14,113)	(13,737)
Income before income taxes	2,603	2,650	2,756	7,693	8,341
Provision for income taxes	(622)	(617)	(608)	(1,786)	(1,849)
Net income	1,981	2,033	2,148	5,907	6,492
Diluted EPS ($)	2.64	2.59	2.94	7.78	8.88

(1)

Reported net income in Q1-2023 included losses of $1,461 million ($2,011 million pre-tax) related to the acquisition of Bank of the West, comprising $1,628 million of mark-to-market losses on certain interest rate swaps recorded in non-interest trading revenue and $383 million of losses on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income, in Corporate Services.

(2)

Reported net income included the impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank: Q3-2024 included $13 million ($18 million pre-tax), comprising $14 million interest expense and non-interest expense of $4 million; Q2-2024 included $12 million ($15 million pre-tax), comprising $14 million interest expense and non-interest expense of $1 million; Q1-2024 included $11 million ($15 million pre-tax), comprising $14 million interest expense and non-interest expense of $1 million; Q3-2023 included a net recovery of $3 million ($4 million pre-tax), comprising $3 million interest expense, and a $7 million recovery of non-interest expense; Q2-2023 included $6 million ($7 million pre-tax) of interest expense; and Q1-2023 included $6 million ($8 million pre-tax), comprising interest expense of $6 million and a non-interest expense of $2 million. These amounts were recorded in Corporate Services. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report.

(3)

Reported net income in Q1-2024 included a net accounting loss on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization of $136 million ($164 million pre-tax), recorded in Corporate Services.

(4)

Reported net income included the impact of certain tax measures enacted by the Canadian government, comprising a charge of $131 million ($160 million pre-tax) related to the amended GST/HST definition for financial services in Q3-2023 and a one-time tax expense of $371 million in Q1-2023, primarily related to the Canada Recovery Dividend. These amounts were recorded in Corporate Services.

(5)

Reported net income in Q2-2023 included an initial provision for credit losses of $517 million ($705 million pre-tax) on the purchased Bank of the West performing loan portfolio, recorded in Corporate Services.

(6)

Reported net income included acquisition and integration costs, recorded in non-interest expense. Costs related to the acquisition of Bank of the West were recorded in Corporate Services: Q3-2024 included $16 million ($21 million pre-tax); Q2-2024 included $22 million ($30 million pre-tax); Q1-2024 included $46 million ($61 million pre-tax); Q3-2023 included $363 million ($487 million pre-tax); Q2-2023 included $545 million ($722 million pre-tax); and Q1-2023 included $178 million ($235 million pre-tax). Costs related to the acquisitions of Radicle and Clearpool were recorded in BMO Capital Markets: Q3-2024 included $1 million ($1 million pre-tax); Q2-2024 included $2 million ($3 million pre-tax); Q1-2024 included $10 million ($14 million pre-tax); Q3-2023 included $1 million ($2 million pre-tax); Q2-2023 included $2 million ($2 million pre-tax); and Q1-2023 included $3 million ($4 million pre-tax). Costs related to the acquisition of AIR MILES were recorded in Canadian P&C: Q3-2024 and Q2-2024 both included $2 million ($3 million pre-tax); Q1-2024 included $1 million ($1 million pre-tax); Q3-2023 included $6 million ($8 million pre-tax); and Q2-2023 included $2 million ($3 million pre-tax).

BMO Financial Group Third Quarter Report 2024 9

(7)

Reported net income included amortization of acquisition-related intangible assets recorded in non-interest expense in the related operating group: Q3-2024 and Q2-2024 both included $79 million ($107 million pre-tax); Q1-2024 included $84 million ($112 million pre-tax); Q3-2023 and Q2-2023 both included $85 million ($115 million pre-tax); and Q1-2023 included $6 million ($8 million pre-tax).

(8)

Reported net income included the impact of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment of $5 million ($6 million pre-tax) in Q3-2024; $50 million ($67 million pre-tax) in Q2-2024; and $313 million ($417 million pre-tax) in Q1-2024, recorded in non-interest expense in Corporate Services.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Summary of Reported and Adjusted Results by Operating Segment

(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (1) (US$ in millions)

Q3-2024

Reported net income (loss)	914	470	1,384	362	389	(270)	1,865	439
Acquisition and integration costs	2	-	2	-	1	16	19	11
Amortization of acquisition-related intangible assets	4	69	73	2	4	-	79	55
Legal provision (including related interest expense and legal fees)	-	-	-	-	-	13	13	10
Impact of FDIC special assessment	-	-	-	-	-	5	5	3
Adjusted net income (loss) (2)	920	539	1,459	364	394	(236)	1,981	518

Q2-2024

Reported net income (loss)	872	543	1,415	320	459	(328)	1,866	559
Acquisition and integration costs	2	-	2	-	2	22	26	17
Amortization of acquisition-related intangible assets	3	69	72	2	5	-	79	54
Legal provision (including related interest expense and legal fees)	-	-	-	-	-	12	12	9
Impact of FDIC special assessment	-	-	-	-	-	50	50	37
Adjusted net income (loss) (2)	877	612	1,489	322	466	(244)	2,033	676

Q3-2023

Reported net income (loss)	881	502	1,383	396	295	(509)	1,565	343
Acquisition and integration costs	6	-	6	-	1	363	370	275
Amortization of acquisition-related intangible assets	2	77	79	1	5	-	85	60
Legal provision (including related interest expense and legal fees)	-	-	-	-	-	(3)	(3)	(2)
Impact of Canadian tax measures	-	-	-	-	-	131	131	-
Adjusted net income (loss) (2)	889	579	1,468	397	301	(18)	2,148	676

YTD-2024

Reported net income (loss)	2,707	1,573	4,280	922	1,241	(1,420)	5,023	1,182
Acquisition and integration costs	5	-	5	-	13	84	102	67
Amortization of acquisition-related intangible assets	10	213	223	5	14	-	242	168
Legal provision (including related interest expense and legal fees)	-	-	-	-	-	36	36	27
Impact of loan portfolio sale	-	-	-	-	-	136	136	102
Impact of FDIC special assessment	-	-	-	-	-	368	368	271
Adjusted net income (loss) (2)	2,722	1,786	4,508	927	1,268	(796)	5,907	1,817

YTD-2023

Reported net income	2,651	1,898	4,549	795	1,153	(3,770)	2,727	(349)
Acquisition and integration costs	8	-	8	-	6	1,086	1,100	807
Amortization of acquisition-related intangible assets	3	155	158	3	15	-	176	125
Management of fair value changes on the purchase of Bank of the West	-	-	-	-	-	1,461	1,461	1,093
Legal provision (including related interest expense and legal fees)	-	-	-	-	-	9	9	7
Impact of Canadian tax measures	-	-	-	-	-	502	502	-
Initial provision for credit losses on purchased performing loans	-	-	-	-	-	517	517	379
Adjusted net income (loss) (2)	2,662	2,053	4,715	798	1,174	(195)	6,492	2,062

(1)	U.S. segment reported and adjusted results comprise net income recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.
(2)	Refer to footnotes (1) to (8) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

10 BMO Financial Group Third Quarter Report 2024

Return on Equity and Return on Tangible Common Equity

(Canadian $ in millions, except as noted)	Q3-2024	Q2-2024	Q3-2023	YTD-2024	YTD-2023
Reported net income	1,865	1,866	1,565	5,023	2,727
Net income attributable to non-controlling interest in subsidiaries	-	4	2	6	5
Net income attributable to bank shareholders	1,865	1,862	1,563	5,017	2,722
Dividends on preferred shares and distributions on other equity instruments	51	143	41	234	206
Net income available to common shareholders (A)	1,814	1,719	1,522	4,783	2,516
After-tax amortization of acquisition-related intangible assets	79	79	85	242	176
Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	1,893	1,798	1,607	5,025	2,692
After-tax impact of other adjusting items (1)	37	88	498	642	3,589
Adjusted net income available to common shareholders (C)	1,930	1,886	2,105	5,667	6,281
Average common shareholders’ equity (D)	72,305	70,551	66,759	70,750	66,137
Goodwill	(16,519)	(16,431)	(16,005)	(16,369)	(12,456)
Acquisition-related intangible assets	(2,617)	(2,694)	(2,965)	(2,685)	(1,959)
Net of related deferred tax liabilities	923	978	1,062	970	790
Average tangible common equity (E)	54,092	52,404	48,851	52,666	52,512
Return on equity (%) (= A/D) (2)	10.0	9.9	9.0	9.0	5.1
Adjusted return on equity (%) (= C/D) (2)	10.6	10.9	12.5	10.7	12.7
Return on tangible common equity (%) (= B/E) (2)	13.9	14.0	13.0	12.7	6.9
Adjusted return on tangible common equity (%) (= C/E) (2)	14.2	14.6	17.1	14.4	16.0

(1)	Refer to footnotes (1) to (8) in the Non-GAAP and Other Financial Measures table for details on adjusting items.
(2)	Quarterly calculations are on an annualized basis.

BMO Financial Group Third Quarter Report 2024 11

Return on Equity by Operating Segment (1)

	Q3-2024
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)

Reported

Net income available to common shareholders	904	459	1,363	359	380	(288)	1,814	435
Total average common equity	16,104	33,303	49,407	4,823	13,232	4,843	72,305	31,701
Return on equity (%)	22.3	5.5	11.0	29.7	11.4	na	10.0	5.5

Adjusted (3)

Net income available to common shareholders	910	528	1,438	361	385	(254)	1,930	514
Total average common equity	16,104	33,303	49,407	4,823	13,232	4,843	72,305	31,701
Return on equity (%)	22.4	6.3	11.6	29.8	11.6	na	10.6	6.5

	Q2-2024
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)

Reported

Net income available to common shareholders	861	526	1,387	318	450	(436)	1,719	550
Total average common equity	15,750	33,078	48,828	4,736	13,008	3,979	70,551	31,544
Return on equity (%)	22.3	6.5	11.6	27.2	14.1	na	9.9	7.1

Adjusted (3)

Net income available to common shareholders	866	595	1,461	320	457	(352)	1,886	667
Total average common equity	15,750	33,078	48,828	4,736	13,008	3,979	70,551	31,544
Return on equity (%)	22.4	7.3	12.2	27.4	14.3	na	10.9	8.6

	Q3-2023
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)

Reported

Net income available to common shareholders	871	487	1,358	394	287	(517)	1,522	333
Total average common equity	13,671	31,659	45,330	4,931	11,700	4,798	66,759	30,670
Return on equity (%)	25.3	6.1	11.9	31.7	9.7	na	9.0	4.3

Adjusted (3)

Net income available to common shareholders	879	564	1,443	395	293	(26)	2,105	666
Total average common equity	13,671	31,659	45,330	4,931	11,700	4,798	66,759	30,670
Return on equity (%)	25.5	7.1	12.6	31.7	9.9	na	12.5	8.6

	YTD-2024
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US $ in millions)

Reported

Net income available to common shareholders	2,676	1,532	4,208	915	1,214	(1,554)	4,783	1,162
Total average common equity	15,901	33,210	49,111	4,746	13,148	3,745	70,750	31,769
Return on equity (%)	22.5	6.2	11.4	25.7	12.3	na	9.0	4.9

Adjusted (3)

Net income available to common shareholders	2,691	1,745	4,436	920	1,241	(930)	5,667	1,797
Total average common equity	15,901	33,210	49,111	4,746	13,148	3,745	70,750	31,769
Return on equity (%)	22.6	7.0	12.1	25.9	12.6	na	10.7	7.6

	YTD-2023
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US $ in millions)

Reported

Net income available to common shareholders	2,622	1,863	4,485	789	1,128	(3,886)	2,516	(372)
Total average common equity	13,076	26,021	39,097	4,559	11,763	10,718	66,137	26,109
Return on equity (%)	26.8	9.6	15.3	23.1	12.8	na	5.1	(1.9)

Adjusted (3)

Net income available to common shareholders	2,633	2,018	4,651	792	1,149	(311)	6,281	2,039
Total average common equity	13,076	26,021	39,097	4,559	11,763	10,718	66,137	26,109
Return on equity (%)	26.9	10.4	15.9	23.2	13.1	na	12.7	10.4

(1)	Return on equity is based on allocated capital. For further information, refer to the How BMO Reports Operating Group Results section. Return on equity ratios are presented on an annualized basis.
(2)	U.S. segment reported and adjusted results comprise net income and allocated capital recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.
(3)	Refer to footnotes (1) to (8) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

 na – not applicable

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Effective the first quarter of fiscal 2024, our capital allocation rate increased to 11.5% of risk weighted assets, compared with 11.0% in 2023, to reflect increased regulatory capital requirements. Unallocated capital is reported in Corporate Services. Capital allocation methodologies are reviewed at least annually.

12 BMO Financial Group Third Quarter Report 2024

Foreign Exchange

	Q3-2024		YTD-2024
(Canadian $ in millions, except as noted)	vs. Q3-2023	vs. Q2-2024	vs. YTD-2023
Canadian/U.S. dollar exchange rate (average)
Current period	1.3705	1.3705	1.3574
Prior period	1.3331	1.3625	1.3439

Effects on U.S. segment reported results

Increased (Decreased) net interest income	69	12	65
Increased (Decreased) non-interest revenue	35	8	15
Increased (Decreased) total revenue	104	20	80
Decreased (Increased) provision for credit losses	(6)	(2)	(10)
Decreased (Increased) non-interest expense	(81)	(13)	(78)
Decreased (Increased) provision for income taxes	(4)	(1)	3
Increased (Decreased) net income	13	4	(5)
Impact on earnings per share ($)	0.02	0.01	(0.01)

Effects on U.S. segment adjusted results

Increased (Decreased) net interest income	69	12	69
Increased (Decreased) non-interest revenue	35	8	32
Increased (Decreased) total revenue	104	20	101
Decreased (Increased) provision for credit losses	(6)	(2)	(4)
Decreased (Increased) non-interest expense	(64)	(12)	(61)
Decreased (Increased) provision for income taxes	(9)	(1)	(8)
Increased (Decreased) net income	25	5	28
Impact on earnings per share ($)	0.03	0.01	0.04

 Adjusted results in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.

The table above indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on BMO’s U.S. segment reported and adjusted results.

The Canadian dollar equivalents of BMO’s U.S. segment results that are denominated in U.S. dollars increased in the third quarter of 2024, relative to the second quarter of 2024 and the third quarter of 2023, due to changes in the Canadian/U.S. dollar exchange rate. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Economically, our U.S. dollar income stream was not hedged against the risk of changes in foreign exchange rates during 2024 and 2023. Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses and provisions for (or recoveries of) credit losses and income taxes arise.

Refer to the Enterprise-Wide Capital Management section of BMO’s 2023 Annual Report for a discussion of the impact that changes in foreign exchange rates can have on BMO’s capital position.

Net Income

Q3 2024 vs. Q3 2023

Reported net income was $1,865 million, an increase of $300 million or 19% from the prior year, and adjusted net income was $1,981 million, a decrease of $167 million or 8%. Reported earnings per share (EPS) was $2.48 an increase of $0.36 from the prior year, and adjusted EPS was $2.64, a decrease of $0.30.

Adjusted results in the current quarter and the prior year excluded the following items:

•	Acquisition and integration costs of $19 million ($25 million pre-tax) in the current quarter; $370 million ($497 million pre-tax) in the prior year.

•	Amortization of acquisition-related intangible assets of $79 million ($107 million pre-tax) in the current quarter; $85 million ($115 million pre-tax) in the prior year.

•	Impact of the U.S. Federal Deposit Insurance Corporation (FDIC) special assessment of $5 million ($6 million pre-tax) in the current quarter.

•

Impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, of $13 million ($18 million pre-tax) in the current quarter; a net recovery of $3 million ($4 million pre-tax) in the prior year.

•	A charge of $131 million ($160 million pre-tax) related to tax measures enacted by the Canadian government that amended the GST/HST definition for financial services in the prior year.

The increase in reported net income was primarily driven by lower acquisition and integration costs and the impact of tax measures in the prior year, noted above. The decrease in adjusted net income reflected a higher provision for credit losses, partially offset by lower expenses and higher revenue. Net income increased in BMO Capital Markets and Canadian P&C, and decreased in U.S. P&C and in BMO Wealth Management due to lower Insurance income. Corporate Services net loss decreased on a reported basis and increased on an adjusted basis.

BMO Financial Group Third Quarter Report 2024 13

Q3 2024 vs. Q2 2024

Reported net income was relatively unchanged from the prior quarter, and adjusted net income decreased $52 million or 3%. Reported EPS increased $0.12 from the prior quarter, and adjusted EPS increased $0.05, as lower dividends on preferred shares and distributions on other equity instruments was partially offset by lower adjusted net income.

Adjusted results in the current quarter excluded the items noted above and adjusted results in the prior quarter excluded the following items:

•	Impact of the U.S. Federal Deposit Insurance Corporation (FDIC) special assessment of $50 million ($67 million pre-tax).

•	Acquisition and integration costs of $26 million ($36 million pre-tax).

•	Amortization of acquisition-related intangible assets of $79 million ($107 million pre-tax).

•	Impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, of $12 million ($15 million pre-tax).

The decrease in adjusted net income reflected higher revenue, more than offset by a higher provision for credit losses and higher expenses. Net income decreased in U.S. P&C and BMO Capital Markets, and increased in BMO Wealth Management and Canadian P&C. Corporate Services recorded a lower net loss on a reported basis, and was relatively unchanged from the prior quarter on an adjusted basis.

Q3 YTD 2024 vs. Q3 YTD 2023

Reported net income was $5,023 million, an increase of $2,296 million from the prior year, and adjusted net income was $5,907 million, a decrease of $585 million or 9%. Reported EPS was $6.57, an increase of $3.01 from the prior year, and adjusted EPS was $7.78, a decrease of $1.10.

The current year included an additional quarter of Bank of the West results. The increase in reported results reflected the impact of fair value management actions related to the acquisition of Bank of the West, the initial provision for credit losses on the purchased Bank of the West performing loan portfolio, and the impact of certain Canadian tax measures in the prior year, as well as lower acquisition and integration-related costs, partially offset by the FDIC special assessment charge and the loss on the sale of the recreational vehicle loan portfolio in the current year. Adjusted results decreased, as higher revenue was more than offset by a higher provision for credit losses and higher expenses. Net income increased in BMO Wealth Management, BMO Capital Markets and Canadian P&C, and decreased in U.S. P&C. Corporate Services net loss decreased on a reported basis and increased on an adjusted basis.

For further information on non-GAAP amounts, measures and ratios in this Net Income section, refer to the Non-GAAP and Other Financial Measures section.

Revenue

Effective the first quarter of 2024, the bank adopted IFRS 17 and retrospectively applied it to fiscal 2023 results. Insurance results are now presented in non-interest revenue under Insurance Service Results and Insurance Investment Results. Insurance service results include insurance revenue, insurance service expenses and reinsurance results. Insurance investment results include net returns on insurance-related assets and the impact of the change in discount rates and financial assumptions on insurance contract liabilities. We no longer report insurance claims, commissions and changes in policy benefits as a separate line item in the Consolidated Statement of Income. Fiscal 2023 results may not be fully representative of our future earnings profile, as we were not managing our insurance portfolio under the new standard. For additional information, refer to Note 1 of the unaudited interim consolidated financial statements.

Q3 2024 vs. Q3 2023

Reported revenue was $8,192 million, an increase of $140 million or 2% from the prior year, due to the impact of tax measures in the prior year. Adjusted revenue was $8,206 million, relatively unchanged, with lower net interest income offset by higher non-interest revenue. Revenue increased in Canadian P&C and BMO Capital Markets, and decreased in Corporate Services and BMO Wealth Management.

Reported net interest income was $4,794 million, a decrease of $111 million, and adjusted net interest income was $4,808 million, a decrease of $100 million, both decreasing 2% from the prior year, primarily driven by lower net interest income in Corporate Services due to treasury-related activities and lower net accretion of purchase accounting fair value marks, as well as lower trading-related net interest income, partially offset by higher net interest income in Canadian P&C driven by good volume growth and higher margins. Trading-related net interest income was $82 million, a decrease of $78 million from the prior year, offset in trading non-interest revenue.

BMO’s overall reported net interest margin of 1.51% decreased 16 basis points from the prior year. Adjusted net interest margin, excluding trading-related net interest income, and trading and insurance assets, was 1.83%, a decrease of 9 basis points, primarily due to lower net interest income in Corporate Services, partially offset by higher margins in Canadian P&C and BMO Capital Markets. The impact of higher interest rates on deposit pricing and deposit mix was partially offset by the reinvestment of earning assets at higher yields.

Reported non-interest revenue was $3,398 million, an increase of $251 million or 8% from the prior year. Adjusted non-interest revenue was $3,398 million, an increase of $113 million or 3%, primarily driven by higher trading revenue, underwriting and advisory fee revenue, and investment management and custodial fee revenue, partially offset by lower insurance investment results reflecting changes in portfolio positioning during the transition to IFRS 17, the impact of market volatility on hedge positions and lower lending fee revenue, largely offset in net interest income reflecting the transition of bankers acceptances exposures to loans.

14 BMO Financial Group Third Quarter Report 2024

Q3 2024 vs. Q2 2024

Reported and adjusted revenue both increased $218 million or 3% from the prior quarter. The increase reflected higher net interest income, partially offset by lower non-interest revenue.

Reported net interest income increased $279 million or 6% from the prior quarter, driven by two additional days in the current quarter, higher net interest income in our P&C businesses, higher trading-related net interest income and higher non-trading net interest income in BMO Capital Markets.

BMO’s overall reported net interest margin was unchanged from the prior quarter. Adjusted net interest margin, excluding trading-related net interest income, and trading and insurance assets, increased 1 basis point, primarily due to higher non-trading net interest income in BMO Capital Markets.

Reported and adjusted non-interest revenue decreased $61 million or 2% from the prior quarter. The decrease was primarily driven by lower underwriting and advisory fee revenue, lower lending fee revenue, and lower securities gains, other than trading, partially offset by higher investment management and custodial fee revenue.

Q3 YTD 2024 vs. Q3 YTD 2023

Reported revenue was $23,838 million, an increase of $2,898 million or 14% from the prior year. Adjusted revenue was $24,044 million, an increase of $939 million or 4%. The increase in reported revenue included the impact of fair value management actions related to the acquisition of Bank of the West, partially offset by the impact of certain Canadian tax measures, both in the prior year. The increase in adjusted revenue was primarily driven by an additional quarter of Bank of the West results, strong growth in Canadian P&C and higher revenue in BMO Wealth Management and BMO Capital Markets, partially offset by lower revenue in Corporate Services.

Reported net interest income was $14,030 million, an increase of $290 million or 2% from the prior year, and adjusted net interest income was $14,072 million, relatively unchanged. Higher net interest income in our P&C businesses was offset by a decrease in Corporate Services and lower trading-related net interest income. Trading-related net interest income was $224 million, a decrease of $463 million from the prior year, and was largely offset in trading non-interest revenue.

BMO’s overall reported net interest margin of 1.53% decreased 9 basis points from the prior year. Adjusted net interest margin, excluding trading-related net interest income, and trading and insurance assets was 1.83%, a decrease of 5 basis points, primarily due to lower net interest income and higher low-yielding assets in Corporate Services, partially offset by higher margins in Canadian P&C and BMO Capital Markets.

Reported non-interest revenue was $9,808 million, an increase of $2,608 million or 36%, due to the impact of fair value management actions related to the acquisition of Bank of the West and Canadian tax measures in the prior year. Adjusted non-interest revenue was $9,972 million, an increase of $1,006 million or 11%, primarily driven by an additional quarter of Bank of the West results, the inclusion of AIR MILES, higher trading revenue, underwriting and advisory fee revenue, investment management and custodial fee revenue and card fee revenue, partially offset by the impact of market volatility on hedge positions.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

For further information on non-GAAP amounts, measures and ratios, and results presented on a net revenue basis in this Revenue section, refer to the Non-GAAP and Other Financial Measures section. The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Change in Net Interest Income, Average Earning Assets and Net Interest Margin (1)

	Net interest income (teb) (2)			Average earning assets (3)			Net interest margin (in basis points)
(Canadian $ in millions, except as noted)	Q3-2024	Q2-2024	Q3-2023	Q3-2024	Q2-2024	Q3-2023	Q3-2024	Q2-2024	Q3-2023
Canadian P&C	2,253	2,154	2,061	323,768	312,587	297,976	277	280	274
U.S. P&C	2,056	1,994	1,995	219,467	215,637	209,493	373	376	378
Personal and Commercial Banking (P&C)	4,309	4,148	4,056	543,235	528,224	507,469	316	319	317
All other operating groups and Corporate Services	485	367	849	717,199	689,733	654,920	na	na	na
Total reported	4,794	4,515	4,905	1,260,434	1,217,957	1,162,389	151	151	167
Total adjusted	4,808	4,529	4,908	1,260,434	1,217,957	1,162,389	152	151	168
Trading net interest income, trading and insurance assets	82	14	160	232,618	206,593	183,204	na	na	na
Total reported, excluding trading and insurance	4,712	4,501	4,745	1,027,816	1,011,364	979,185	182	181	192
Total adjusted, excluding trading and insurance	4,726	4,515	4,748	1,027,816	1,011,364	979,185	183	182	192
U.S. P&C (US$ in millions)	1,500	1,463	1,497	160,137	158,258	157,141	373	376	378

	Net interest income (teb) (2)			Average earning assets (3)			Net interest margin (in basis points)
(Canadian $ in millions, except as noted)	YTD-2024		YTD-2023	YTD-2024		YTD-2023	YTD-2024		YTD-2023
Canadian P&C	6,548		5,947	314,719		293,614	278		271
U.S. P&C	6,108		5,530	215,821		189,259	378		391
Personal and Commercial Banking (P&C)	12,656		11,477	530,540		482,873	319		318
All other operating groups and Corporate Services	1,374		2,263	694,219		652,469	na		na
Total reported	14,030		13,740	1,224,759		1,135,342	153		162
Total adjusted	14,072		14,139	1,224,759		1,135,342	153		167
Trading net interest income, trading and insurance assets	224		687	213,090		177,702	na		na
Total reported, excluding trading and insurance	13,806		13,053	1,011,669		957,640	182		182
Total adjusted, excluding trading and insurance	13,848		13,452	1,011,669		957,640	183		188
U.S. P&C (US$ in millions)	4,500		4,114	158,993		140,800	378		391

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Operating group revenue is presented on a taxable equivalent basis (teb) in net interest income. For further information, refer to the How BMO Reports Operating Group Results section.
(3)

Average earning assets represents the daily average balance of deposits with central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans, over a one-year period. Average earning assets, excluding trading and insurance assets, exclude trading and insurance earning assets.

 na – not applicable

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2024 15

Total Provision for Credit Losses

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank

Q3-2024

Provision for credit losses on impaired loans	353	368	721	1	92	14	828
Provision for (recovery of) credit losses on performing loans	35	26	61	(10)	36	(9)	78
Total provision for (recovery of) credit losses	388	394	782	(9)	128	5	906
Total PCL-to-average net loans and acceptances (%) (1)	0.48	0.76	0.59	(0.08)	0.61	nm	0.54
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.43	0.71	0.54	0.01	0.44	nm	0.50

Q2-2024

Provision for credit losses on impaired loans	295	288	583	6	61	8	658
Provision for (recovery of) credit losses on performing loans	103	(7)	96	(13)	(9)	(27)	47
Total provision for (recovery of) credit losses	398	281	679	(7)	52	(19)	705
Total PCL-to-average net loans and acceptances (%) (1)	0.51	0.57	0.53	(0.07)	0.25	nm	0.44
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.38	0.57	0.46	0.06	0.29	nm	0.41

Q3-2023

Provision for credit losses on impaired loans	197	117	314	1	1	17	333
Provision for (recovery of) credit losses on performing loans	62	87	149	6	9	(5)	159
Total provision for credit losses	259	204	463	7	10	12	492
Total PCL-to-average net loans and acceptances (%) (1)	0.33	0.40	0.36	0.06	0.05	nm	0.30
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.25	0.23	0.24	0.01	-	nm	0.21

YTD-2024

Provision for credit losses on impaired loans	886	839	1,725	10	164	60	1,959
Provision for (recovery of) credit losses on performing loans	195	126	321	(13)	(6)	(23)	279
Total provision for credit losses	1,081	965	2,046	(3)	158	37	2,238
Total PCL-to-average net loans and acceptances (%) (1)	0.45	0.63	0.52	(0.01)	0.25	nm	0.46
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.37	0.55	0.44	0.03	0.26	nm	0.40

YTD-2023

Provision for (recovery of) credit losses on impaired loans	492	221	713	3	(2)	58	772
Provision for credit losses on performing loans	152	109	261	14	19	666	960
Total provision for credit losses	644	330	974	17	17	724	1,732
Initial provision for credit losses on purchased performing loans (2)	-	-	-	-	-	(705)	(705)
Adjusted total provision for credit losses (3)	644	330	974	17	17	19	1,027
Total PCL-to-average net loans and acceptances (%) (1)	0.28	0.24	0.27	0.06	0.03	nm	0.38
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.22	0.16	0.20	0.01	-	nm	0.17

(1)	PCL ratios are presented on an annualized basis.
(2)	Reported net income included a $705 million of provision for credit losses on performing loans related to the purchased Bank of the West performing loan portfolio.
(3)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the above table. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information, refer to the Non-GAAP and Other Financial Measures section and for details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

 nm – not meaningful

Q3 2024 vs. Q3 2023

Total provision for credit losses was $906 million, compared with a provision of $492 million in the prior year. Total provision for credit losses as a percentage of average net loans and acceptances ratio was 54 basis points, compared with 30 basis points in the prior year. The provision for credit losses on impaired loans was $828 million, an increase of $495 million, due to higher provisions in U.S. P&C, Canadian P&C and BMO Capital Markets. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 50 basis points, compared with 21 basis points. There was a $78 million provision for credit losses on performing loans, compared with a provision of $159 million in the prior year. The $78 million provision for credit losses on performing loans in the current quarter was primarily driven by portfolio credit migration.

Q3 2024 vs. Q2 2024

Total provision for credit losses increased $201 million from the prior quarter. The provision for credit losses on impaired loans increased $170 million, due to higher provisions in U.S. P&C, Canadian P&C and BMO Capital Markets. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 50 basis points, compared with 41 basis points. There was a $78 million provision for credit losses on performing loans, compared with a provision of $47 million in the prior quarter.

Q3 YTD 2024 vs. Q3 YTD 2023

Total provision for credit losses was $2,238 million, compared with a reported provision of $1,732 million and an adjusted provision of $1,027 million in the prior year. Adjusted provision for credit losses in the prior year excluded the initial provision on the purchased Bank of the West performing loan portfolio. The total provision for credit losses ratio was 46 basis points, compared with 38 basis points on a reported basis and 22 basis points on an adjusted basis. The provision for credit losses on impaired loans was $1,959 million, an increase of $1,187 million due to higher provisions in U.S. P&C, Canadian P&C and BMO Capital Markets. The provision for credit losses on impaired loans ratio was 40 basis points, compared with 17 basis points in the prior year. There was a $279 million provision for credit losses on performing loans, compared with a reported provision of $960 million and an adjusted provision of $255 million in the prior year.

16 BMO Financial Group Third Quarter Report 2024

Impaired Loans

(Canadian $ in millions, except as noted)	Q3-2024	Q2-2024	Q3-2023	YTD-2024	YTD-2023
GIL, beginning of period	5,260	4,259	2,658	3,960	1,991
Classified as impaired during the period	1,847	1,988	917	5,201	2,281
Purchased credit impaired during the period	-	-	-	-	415
Transferred to not impaired during the period	(269)	(263)	(120)	(796)	(361)
Net repayments	(317)	(409)	(384)	(1,048)	(966)
Amounts written-off	(451)	(381)	(190)	(1,213)	(482)
Recoveries of loans and advances previously written-off	-	-	-	-	-
Disposals of loans	(37)	-	-	(58)	-
Foreign exchange and other movements	8	66	(37)	(5)	(34)
GIL, end of period	6,041	5,260	2,844	6,041	2,844
GIL to gross loans and acceptances (%)	0.89	0.79	0.44	0.89	0.44

Total gross impaired loans and acceptances (GIL) were $6,041 million, an increase from $5,260 million in the prior quarter. The increase in impaired loans was primarily in business and government lending, with the largest increases in the commercial real estate, manufacturing and transportation industries. GIL as a percentage of gross loans and acceptances increased to 0.89% from 0.79% in the prior quarter.

Loans classified as impaired during the quarter were $1,847 million, a decrease from $1,988 million in the prior quarter, reflecting lower impaired loan formations in business and government lending, partially offset by higher impaired loan formations in consumer lending.

Factors contributing to the change in GIL are outlined in the table above.

Non-Interest Expense

Q3 2024 vs. Q3 2023

Reported non-interest expense was $4,839 million, a decrease of $733 million or 13% from the prior year, and adjusted non-interest expense was $4,697 million, a decrease of $248 million or 5%.

Reported results reflected lower acquisition and integration costs, compared with the prior year. Reported and adjusted non-interest expense decreased, primarily due to our continued focus on operational efficiencies, including realized cost synergies related to Bank of the West, a decrease in employee-related expenses, including severance in the prior year, and the impact of higher legal provisions in the prior year.

Reported efficiency ratio was 59.1%, compared with 69.2% in the prior year, and adjusted efficiency ratio was 57.3%, compared with 60.3%. Reported operating leverage was positive 14.8% and adjusted operating leverage was positive 5.2%.

Q3 2024 vs. Q2 2024

Reported non-interest expense was relatively unchanged from the prior quarter, and adjusted non-interest expense increased $64 million or 1%.

Reported results reflected the impact of the higher FDIC special assessment charge in the prior quarter. Reported and adjusted non-interest expense increased, primarily due to higher employee-related costs.

Q3 YTD 2024 vs. Q3 YTD 2023

Reported non-interest expense was $15,072 million, a decrease of $383 million or 2% from the prior year, and adjusted non-interest expense was $14,113 million, an increase of $376 million or 3%.

The decrease in reported non-interest expense reflected the impact of lower acquisition and integration costs, partially offset by the FDIC special assessment charge and higher amortization of acquisition-related intangible assets. Adjusted and reported non-interest expense reflected the impact of an additional quarter of Bank of the West results, net of realized cost synergies, and the inclusion of AIR MILES, partially offset by operational efficiencies, lower severance and legal provisions, and the impact of the consolidation of certain U.S. retirement benefit plans.

The reported efficiency ratio was 63.2%, compared with 73.8% in the prior year, and the adjusted efficiency ratio was 58.7%, compared with 59.4%.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

For further information on non-GAAP amounts, measures and ratios in this Non-Interest Expense section, refer to the Non-GAAP and Other Financial Measures section.

Provision for Income Taxes

The reported provision for income taxes was $582 million, an increase of $159 million from the third quarter of 2023, and an increase of $23 million from the second quarter of 2024. The reported effective tax rate for the current quarter was 23.8%, compared with 21.3% in the third quarter of 2023 and 23.1% in the second quarter of 2024. The adjusted provision for income taxes was $622 million, an increase of $14 million from the third quarter of 2023 and an increase of $5 million from the second quarter of 2024. The adjusted effective tax rate was 23.9% in the current quarter, compared with 22.1% in the third quarter of 2023 and 23.3% in the second quarter of 2024.

The change in the reported effective tax rate in the current quarter, relative to the third quarter of 2023, was primarily due to earnings mix, including the impact of lower income in the third quarter of 2023 and the elimination of the deduction for certain Canadian dividends, starting January 1, 2024. The change in the adjusted effective tax rate in the current quarter, relative to the third quarter of 2023, was primarily due to earnings mix, including the impact of the elimination of the deduction for certain Canadian dividends.

BMO Financial Group Third Quarter Report 2024 17

For further information on non-GAAP amounts, measures and ratios in this Provision for Income Taxes section, refer to the Non-GAAP and Other Financial Measures section.

Balance Sheet (1)

(Canadian $ in millions)	As at July 31, 2024	As at October 31, 2023

Assets

Cash and cash equivalents and interest bearing deposits with banks	78,323	82,043
Securities	387,614	321,545
Securities borrowed or purchased under resale agreements	118,005	115,662
Net loans and acceptances	673,719	664,776
Derivative instruments	36,834	39,976
Other assets	105,975	123,004
Total assets	1,400,470	1,347,006

Liabilities and Equity

Deposits	965,239	910,879
Derivative instruments	49,488	50,193
Securities lent or sold under repurchase agreements	125,326	106,108
Other liabilities	168,139	195,475
Subordinated debt	9,321	8,228
Equity	82,926	76,095
Non-controlling interest in subsidiaries	31	28
Total liabilities and equity	1,400,470	1,347,006

(1)

Effective the first quarter of 2024, we changed our accounting policy for securities transactions from settlement date to trade date, resulting in an increase in other assets and other liabilities due to the earlier recognition of transactions, as well as the reclassification of certain balance sheet items. Fiscal 2023 comparatives have been reclassified to conform with the current period’s methodology. For further information, refer to the Changes in Accounting Policies section.

Total assets were $1,400.5 billion as at July 31, 2024, an increase of $53.5 billion from October 31, 2023. The impact of the weaker U.S. dollar decreased assets by $3.6 billion, excluding the impact on derivative financial assets.

Cash and cash equivalents and interest bearing deposits with banks decreased $3.7 billion, primarily due to lower balances held with central banks.

Securities increased $66.1 billion, primarily due to higher levels of client activity in BMO Capital Markets, higher balances in U.S. P&C driven by the sale of a portfolio of recreational vehicle loans and the related purchase of senior securities for purposes of balance sheet optimization, and higher balances in Corporate Services.

Securities borrowed or purchased under resale agreements increased $2.3 billion due to higher levels of client activity in BMO Capital Markets.

Net loans and acceptances increased $8.9 billion. Business and government loans and acceptances increased $10.5 billion, with growth across all operating groups. Consumer instalment and other personal loans decreased $11.5 billion, driven by lower balances in U.S. P&C, primarily due to the sale of the loan portfolio noted above, and lower balances in Corporate Services reflecting the exit and wind-down of our Canadian and U.S. indirect retail auto financing business. Residential mortgages increased $9.3 billion, driven by growth in our P&C businesses. Credit card balances increased $1.1 billion.

Derivative financial assets decreased $3.1 billion, driven by a decrease in the value of client-driven trading derivatives in BMO Capital Markets, with decreases in the fair value of foreign exchange and interest rate contracts, partially offset by an increase in the fair value of equity contracts.

Other assets decreased $17.0 billion, primarily in BMO Capital Markets, due to changes in the balance of unsettled securities transactions.

Liabilities increased $46.6 billion from October 31, 2023. The impact of the weaker U.S. dollar decreased liabilities by $3.3 billion, excluding the impact on derivative financial liabilities.

Deposits increased $54.4 billion. Customer deposits increased $49.3 billion, reflecting growth across all operating groups. Other deposits increased $5.1 billion, driven by higher balances to fund Global Markets client activity, partially offset by lower wholesale funding in Corporate Services.

Derivative financial liabilities decreased $0.7 billion, with decreases in the fair value of interest rate and foreign exchange contracts, partially offset by an increase in the fair value of equity contracts.

Securities lent or sold under repurchase agreements increased $19.2 billion due to higher levels of client activity in BMO Capital Markets.

Other liabilities decreased $27.3 billion, driven by changes in the balance of unsettled securities transactions in BMO Capital Markets, lower Federal Home Loan Bank borrowings, lower acceptances, reflecting the transition of bankers’ acceptances exposures to loans as a result of the cessation of the Canadian Dollar Offered Rate (CDOR), and a decrease in securities sold but not yet purchased due to client activity in BMO Capital Markets, partially offset by higher securitization liabilities in BMO Capital Markets.

Subordinated debt increased $1.1 billion from October 31, 2023, reflecting an issuance in the quarter.

Equity increased $6.8 billion from October 31, 2023. Common shares increased $1.0 billion, as a result of shares issued under the Dividend Shareholder Reinvestment and Share Purchase Plan (DRIP). Accumulated other comprehensive income increased $2.9 billion, primarily due to a decline in the accumulated other comprehensive loss on cash flow hedges, partially offset by losses on remeasurement of own credit risk on financial liabilities designated at fair value. Retained earnings increased $1.4 billion, as a result of net income earned in the year, partially offset by dividends and distributions on other equity instruments. Preferred shares and other equity instruments increased $1.5 billion due to the issuance of Limited Recourse Capital Notes, Series 4 and 5, in the year, net of redemptions of Preferred Shares, Series 27 and 46.

Contractual obligations by year of maturity are outlined in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments table in the Risk Management section.

18 BMO Financial Group Third Quarter Report 2024

Capital Management

BMO continues to manage its capital within the framework described in the Enterprise-Wide Capital Management section of BMO’s 2023 Annual Report.

Third Quarter 2024 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 13.0% as at July 31, 2024, a decrease from 13.1% at the end of the second quarter of 2024, with internal capital generation more than offset by higher source currency risk-weighted assets (RWA).

CET1 Capital was $55.6 billion as at July 31, 2024, an increase from $54.7 billion as at April 30, 2024, primarily due to internal capital generation.

RWA were $428.9 billion as at July 31, 2024, an increase from $418.0 billion as at April 30, 2024. RWA increased, primarily due to higher asset size and market risk, as well as net asset quality changes.

In calculating regulatory capital ratios, there is a requirement to increase total RWA when a capital floor amount calculated under the standardized approaches, multiplied by a capital floor adjustment factor, is higher than a similar calculation using more risk-sensitive internal modelled approaches, where applicable. The capital floor was not operative as at July 31, 2024, unchanged from April 30, 2024.

The bank’s Tier 1 and Total Capital Ratios were 14.8% and 17.1%, respectively, as at July 31, 2024, compared with 14.9% and 17.0%, respectively, as at April 30, 2024. The Tier 1 Capital Ratio was lower due to the same factors impacting the CET1 Ratio and the announced $400 million preferred share redemption, partially offset by the issuance of US$750 million Limited Recourse Capital Notes, Series 5. The Total Capital Ratio was higher, as factors impacting Tier 1 Capital Ratio were more than offset by the issuance of $1 billion subordinated notes.

The impact of foreign exchange movements on capital ratios was largely offset. BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S. dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. We managed the impact of foreign exchange movements on our capital ratios.

Our Leverage Ratio was 4.3% as at July 31, 2024, unchanged from the second quarter of 2024, as higher Tier 1 Capital was offset by higher leverage exposures.

The bank’s risk-based Total Loss Absorbing Capacity (TLAC) Ratio and TLAC Leverage Ratio were 28.5% and 8.2%, respectively, as at July 31, 2024, compared with 28.0% and 8.0%, respectively, as at April 30, 2024.

Regulatory Capital Developments

The Domestic Stability Buffer (DSB), applicable to domestic systemically important banks (D-SIBs), increased from 3.0% to 3.5%, effective November 1, 2023, as announced by the Office of the Superintendent of Financial Institutions (OSFI) on June 20, 2023. On June 18, 2024, OSFI announced that the DSB will remain unchanged at 3.5%.

The revised Capital Adequacy Requirements (CAR) Guideline, published by OSFI in October 2023, was effective in the first quarter of fiscal 2024, and includes heightened regulatory capital requirements for mortgages with growing balances where payments are insufficient to cover the interest component.

The domestic implementation of the Basel III Reforms related to market risk and credit valuation adjustment risk, along with an increase in the capital floor adjustment factor from 65.0% to 67.5%, was effective in the first quarter of fiscal 2024. On July 5, 2024, OSFI announced a one-year delay to the increase of the capital floor adjustment factor, to allow OSFI time to consider the timeline impact of Basel III reforms implementation in other jurisdictions. With the one-year delay, the adjustment factor will remain at the current 67.5% for fiscal 2025 and will rise by an additional 2.5% each year, beginning November 1, 2025, to reach 72.5% in fiscal 2027.

The Parental Stand-Alone (Solo) TLAC Framework for D-SIBs, published by OSFI on September 12, 2023, was effective in the first quarter of fiscal 2024. We exceeded the minimum requirement of 21.5%.

Effective the first quarter of 2024, the bank adopted IFRS 17. Upon transition to IFRS 17, we voluntarily changed our accounting policy for the measurement of investment properties under IAS 40, Investment Properties (IAS 40), recorded in insurance-related assets on our Consolidated Balance Sheet, from cost to fair value. These changes did not have a material impact on regulatory capital ratios. Refer to the Changes in Accounting Policies section for further details.

Refer to the Enterprise-Wide Capital Management section of BMO’s 2023 Annual Report for a more detailed discussion of regulatory developments.

Regulatory Capital, Leverage and TLAC

Regulatory capital requirements for BMO are determined in accordance with guidelines issued by OSFI, which are based on the Basel III framework developed by the Basel Committee on Banking Supervision (BCBS), and include OSFI’s CAR Guideline and the Leverage Requirements (LR) Guideline. TLAC requirements are determined in accordance with OSFI’s TLAC Guideline. For more information refer to the Enterprise-Wide Capital Management section of BMO’s 2023 Annual Report.

BMO Financial Group Third Quarter Report 2024 19

OSFI’s capital, leverage and TLAC requirements are summarized in the following table.

(% of risk-weighted assets or leverage exposures)	Minimum capital, leverage and TLAC requirements	Total Pillar 1 Capital buffer (1)	Tier 1 Capital buffer (2)	Domestic stability buffer (3)	Minimum capital, leverage and TLAC requirements including capital buffers	BMO capital, leverage and TLAC ratios as at July 31, 2024
Common Equity Tier 1 Ratio	4.5%	3.5%	na	3.5%	11.5%	13.0%
Tier 1 Capital Ratio	6.0%	3.5%	na	3.5%	13.0%	14.8%
Total Capital Ratio	8.0%	3.5%	na	3.5%	15.0%	17.1%
TLAC Ratio	21.5%	na	na	3.5%	25.0%	28.5%
Leverage Ratio	3.0%	na	0.5%	na	3.5%	4.3%
TLAC Leverage Ratio	6.75%	na	0.5%	na	7.25%	8.2%

(1)

The minimum CET1 Ratio requirement of 4.5% is augmented by the 3.5% Total Pillar 1 Capital buffers, which can absorb losses during periods of stress. Pillar 1 Capital buffers, which will be met with CET1 Capital, include a capital conservation buffer of 2.5%, a Common Equity Tier 1 surcharge for domestic systemically important banks (D-SIBs) of 1.0% and a countercyclical buffer, as prescribed by OSFI (immaterial for the quarter). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

(2)	D-SIBs are required to meet a 0.5% Tier 1 Capital buffer requirement for the Leverage and TLAC Leverage Ratios.
(3)

OSFI requires all D-SIBs to hold a Domestic Stability Buffer (DSB) against Pillar 2 risks associated with systemic vulnerabilities. Breaches of the DSB do not result in a bank being subject to automatic constraints on capital distributions. In the event of a breach, OSFI would require a remediation plan, and would expect for the plan to be executed in a timely manner. Banks may be required to hold additional buffers that are applicable to capital, leverage and TLAC ratios.

 na – not applicable

Regulatory Capital and TLAC Position

(Canadian $ in millions, except as noted)	Q3-2024	Q2-2024	Q4-2023
Gross common equity (1)	74,439	71,225	70,051
Regulatory adjustments applied to common equity	(18,834)	(16,499)	(17,137)
Common Equity Tier 1 Capital (CET1)	55,605	54,726	52,914
Additional Tier 1 Eligible Capital (2)	8,087	7,464	6,958
Regulatory adjustments applied to Tier 1 Capital	(94)	(97)	(87)
Additional Tier 1 Capital (AT1)	7,993	7,367	6,871
Tier 1 Capital (T1 = CET1 + AT1)	63,598	62,093	59,785
Tier 2 Eligible Capital (3)	9,994	8,910	8,984
Regulatory adjustments applied to Tier 2 Capital	(62)	(74)	(51)
Tier 2 Capital (T2)	9,932	8,836	8,933
Total Capital (TC = T1 + T2)	73,530	70,929	68,718
Other TLAC instruments (4)	48,650	46,101	45,773
Adjustments applied to Other TLAC	(127)	(89)	(89)
Other TLAC available after adjustments	48,523	46,012	45,684
TLAC	122,053	116,941	114,402
Risk-Weighted Assets (5)	428,860	417,994	424,197
Leverage Ratio Exposures	1,480,736	1,453,472	1,413,036
Capital, Leverage and TLAC Ratios (%)
CET1 Ratio	13.0	13.1	12.5
Tier 1 Capital Ratio	14.8	14.9	14.1
Total Capital Ratio	17.1	17.0	16.2
TLAC Ratio	28.5	28.0	27.0
Leverage Ratio	4.3	4.3	4.2
TLAC Leverage Ratio	8.2	8.0	8.1

(1)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(2)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments.
(3)	Tier 2 Eligible Capital includes subordinated debentures and may include portion of expected credit loss provisions.
(4)	Other TLAC includes senior unsecured debt subject to the Canadian Bail-In Regime.
(5)

Institutions using one of the internal model-based approaches for credit risk, counterparty credit risk, or market risk are subject to a capital floor requirement that is applied to RWA, as prescribed in OSFI’s CAR Guideline.

20 BMO Financial Group Third Quarter Report 2024

Outstanding Shares and Securities Convertible into Common Shares (1)

As at July 31, 2024	Number of shares	Amount (in millions)

Common shares	729,413,376	$23,911

Class B Preferred shares*

Series 29	16,000,000	$400
Series 31	12,000,000	$300
Series 33	8,000,000	$200
Series 44	16,000,000	$400
Series 50	500,000	$500
Series 52	650,000	$650

Other Equity Instruments*

4.800% Additional Tier 1 Capital Notes		US$500
4.300% Limited Recourse Capital Notes, Series 1 (LRCNs)		$1,250
5.625% Limited Recourse Capital Notes, Series 2 (LRCNs)		$750
7.325% Limited Recourse Capital Notes, Series 3 (LRCNs)		$1,000
7.700% Limited Recourse Capital Notes, Series 4 (LRCNs)		US$1,000
7.300% Limited Recourse Capital Notes, Series 5 (LRCNs)		US$750

Medium-Term Notes*

3.803% Subordinated Notes due 2032		US$1,250

Series J - First Tranche		$1,000
Series J - Second Tranche		$1,250
Series K - First Tranche		$1,000
3.088% Subordinated Notes due 2037		US$1,250
Series L - First Tranche		$750
Series M - First Tranche		$1,150
Series M - Second Tranche		$1,000

Stock options

Vested	3,028,132
Non-vested	3,698,032

*

Convertible into common shares. For LRCNs, convertible into common shares by virtue of the recourse to the Preferred Shares Series 48, Preferred Shares Series 49, Preferred Shares Series 51, Preferred Shares Series 53, and Preferred Shares 54 for Series 1, Series 2, Series 3, Series 4, and Series 5 LRCNs, respectively, issued concurrently with the LRCNs, which currently comprise the limited recourse trust assets.

(1)

Details on the Medium-Term Notes are outlined in Note 15 of the audited consolidated financial statements of BMO’s 2023 Annual Report. Details on share capital and Other Equity Instruments are outlined in Note 5 of the unaudited interim consolidated financial statements and Note 16 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report.

If a non-viability contingent capital (NVCC) trigger event were to occur, our NVCC instruments would be converted into BMO common shares pursuant to automatic conversion formulas, with a conversion price based on the greater of: (i) a floor price of $5.00; and (ii) the current market price of our common shares at the time of the trigger event (calculated using a 10-day weighted average). Based on a floor price of $5.00, these NVCC capital instruments would be converted into approximately 4.5 billion BMO common shares, assuming no accrued interest and no declared and unpaid dividends.

Capital Developments Related to BMO Financial Corp.

BMO Financial Corp. (BFC) continues to be subject to the Federal Reserve Board’s (FRB) Comprehensive Capital Analysis and Review (CCAR) and Dodd-Frank Act Stress Test (DFAST) requirements on an annual basis.

BFC was required to participate in the FRB’s 2024 CCAR exercise. On June 26, 2024, the FRB released its 2024 CCAR and DFAST results. For BFC, the FRB determined a CET1 Ratio requirement of 10.0%, including the 4.5% minimum CET1 Ratio and a 5.5% stress capital buffer (SCB), which will be effective October 1, 2024. The FRB will formally announce individual large bank capital requirements by August 31, 2024. BFC is well capitalized, with a strong CET1 Ratio of 11.08 % as at June 30, 2024.

Other Capital Developments

During the quarter, we issued 160,277 common shares for $15 million through the exercise of stock options.

On August 25, 2024, we redeemed all of our outstanding 16 million Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 29 (NVCC) for an aggregate total of $400 million.

On August 12, 2024, we announced our intention to redeem all of our outstanding $1,000 million 2.88% Series J Medium-Term Notes First Tranche (NVCC) at par, plus accrued and unpaid interest to, but excluding, the redemption date on September 17, 2024.

On July 17, 2024, we issued US$750 million 7.300% Limited Recourse Capital Notes, Series 5. This issuance is classified as equity and forms part of our additional Tier 1 NVCC.

On July 3, 2024, we issued $1,000 million 4.976% NVCC subordinated notes through our Canadian Medium-Term Note Program.

On May 25, 2024, we redeemed all of our outstanding 20 million Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 27 (NVCC) for an aggregate total of $500 million and all of our outstanding 14 million Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 46 (NVCC) for an aggregate total of $350 million.

BMO Financial Group Third Quarter Report 2024 21

Dividends

On August 27, 2024, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.55 per share, unchanged from the prior quarter and an increase of $0.08 or 5% from prior year. The dividend is payable on November 26, 2024, to shareholders of record on October 30, 2024. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the DRIP.

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

This Capital Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

BMO reports financial results for its three operating groups, one of which comprises two operating segments, all of which are supported by Corporate Units and Technology and Operations (T&O) within Corporate Services. Operating segment results include allocations from Corporate Services for treasury-related revenue, corporate and T&O costs, and capital.

BMO employs funds transfer pricing and liquidity transfer pricing between corporate treasury and the operating segments in order to assign the appropriate cost and credit to funds for the appropriate pricing of loans and deposits, and to help assess the profitability performance of each line of business. These practices also capture the cost of holding supplemental liquid assets to meet contingent liquidity requirements, as well as facilitating the management of interest rate risk and liquidity risk within our risk appetite framework and regulatory requirements. We review our transfer pricing methodologies at least annually, in order to align with our interest rate, liquidity and funding risk management practices, and update these as appropriate.

The costs of Corporate Units and T&O services are largely allocated to the four operating segments, with any remaining amounts retained in Corporate Services. Certain expenses, directly incurred to support a specific operating segment, are generally allocated to that operating segment. Other expenses are generally allocated across the operating segments in amounts that are reasonably reflective of the level of support provided to each operating segment. We review our expense allocation methodologies annually, and update these as appropriate.

Periodically, certain lines of business and units within our organizational structure are realigned within an operating group or transferred between operating groups and Corporate Services to support our strategic priorities. Allocations of revenue, expenses, provisions for income taxes and capital from Corporate Services to the operating groups are updated to better align with these changes.

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Effective fiscal 2024, our capital allocation rate increased to 11.5% of risk-weighted assets, compared with 11.0% in fiscal 2023, in order to reflect an increase in capital requirements. Unallocated capital is reported in Corporate Services. We review our capital allocation methodologies at least annually.

Effective the first quarter of 2024, the bank adopted IFRS 17, Insurance Contracts (IFRS 17), and retrospectively applied it to fiscal 2023 results and opening retained earnings as at November 1, 2022. Insurance results are now presented in non-interest revenue under Insurance Service Results and Insurance Investment Results. Insurance service results include insurance revenue, insurance service expenses and reinsurance results. Insurance investment results include net returns on insurance-related assets and the impact of the change in discount rates and financial assumptions on insurance contract liabilities. We no longer report insurance claims, commissions and changes in policy benefits as a separate line item in the Consolidated Statement of Income.

Upon transition to IFRS 17, we also voluntarily changed our accounting policy for the measurement of investment properties under IAS 40, Investment Properties (IAS 40), recorded in insurance-related assets on our Consolidated Balance Sheet from cost to fair value. This change was applied retrospectively to fiscal 2023 results and opening retained earnings as at November 1, 2022. These changes did not have a material impact on regulatory capital ratios. Refer to the Changes in Accounting Policies section for further details.

Effective the first quarter of 2024, we voluntarily changed our accounting policy for securities transactions from settlement date to trade date. This change was applied retrospectively, as if we always recorded securities transactions on trade date. As a result, there was an increase in other assets and other liabilities due to the earlier recognition of transactions, as well as the reclassification of certain balance sheet items. Fiscal 2023 comparatives have been reclassified to conform with the current period’s methodology.

Effective the first quarter of 2024, the allocation of certain items from Corporate Services to the operating groups was updated to align with the underlying business activity, including transfer pricing methodologies. Comparative results and ratios have been reclassified to conform with the current period’s presentation.

Effective the first quarter of 2024, balances and the associated revenue, expenses and provisions for credit losses related to our Canadian and U.S. indirect retail auto financing business, previously reported in Personal and Commercial Banking, are reported in Corporate Services, reflecting the exit and wind-down of this business unit. Fiscal 2023 comparatives have been reclassified to conform with the current period’s presentation.

We analyze revenue at the consolidated level based on GAAP revenue as reported in the audited annual consolidated financial statements, rather than on a taxable equivalent basis (teb), which is consistent with our Canadian banking peer group. Like many banks, BMO analyzes revenue on a teb basis at the operating segment level. Revenue and the provision for income taxes in BMO Capital Markets and U.S. P&C are increased on tax-exempt securities to equivalent pre-tax amounts that facilitate comparisons of income from taxable and tax-exempt sources. The offset to the segment teb adjustments is reflected in Corporate Services revenue and provision for (recovery of) income taxes. Beginning January 1, 2024, we did not take the deduction for certain Canadian dividends received in BMO Capital Markets due to proposed legislation, and as a result, we no longer reported this revenue on a teb basis. This proposed legislation was enacted in the third quarter of fiscal 2024. Refer to the Other Regulatory Developments section for further details.

22 BMO Financial Group Third Quarter Report 2024

Personal and Commercial Banking (P&C) (1)

(Canadian $ in millions, except as noted)	Q3-2024	Q2-2024	Q3-2023	YTD-2024	YTD-2023
Net interest income (teb) (2)	4,309	4,148	4,056	12,656	11,477
Non-interest revenue	1,052	1,060	1,074	3,145	2,978
Total revenue (teb) (2)	5,361	5,208	5,130	15,801	14,455
Provision for credit losses on impaired loans	721	583	314	1,725	713
Provision for credit losses on performing loans	61	96	149	321	261
Total provision for credit losses	782	679	463	2,046	974
Non-interest expense	2,752	2,657	2,795	8,085	7,354
Income before income taxes	1,827	1,872	1,872	5,670	6,127
Provision for income taxes (teb) (2)	443	457	489	1,390	1,578
Reported net income	1,384	1,415	1,383	4,280	4,549
Acquisition and integration costs (3)	2	2	6	5	8
Amortization of acquisition-related intangible assets (4)	73	72	79	223	158
Adjusted net income	1,459	1,489	1,468	4,508	4,715
Net income available to common shareholders	1,363	1,387	1,358	4,208	4,485
Adjusted net income available to common shareholders	1,438	1,461	1,443	4,436	4,651

(1)	Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Taxable equivalent basis (teb) amounts of $9 million in both Q3-2024 and Q2-2024, and $8 million in Q3-2023; and $27 million for YTD-2024 and $24 million for YTD-2023. These amounts were recorded in net interest income, revenue and in provision for income taxes.

(3)	Acquisition and integration costs related to the acquisition of AIR MILES, recorded in non-interest expense.
(4)	Amortization of acquisition-related intangible assets, recorded in non-interest expense.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and commercial operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business reported net income was $1,384 million, relatively unchanged from the prior year, and a decrease of $31 million or 2% from the prior quarter. Adjusted net income was $1,459 million, a decrease of $9 million or 1% from the prior year, and a decrease of $30 million or 2% from the prior quarter. These operating segments are reviewed separately in the sections that follow.

For further information on non-GAAP amounts, measures, and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

BMO Financial Group Third Quarter Report 2024 23

Canadian Personal and Commercial Banking (Canadian P&C) (1)

(Canadian $ in millions, except as noted)	Q3-2024	Q2-2024	Q3-2023	YTD-2024	YTD-2023
Net interest income	2,253	2,154	2,061	6,548	5,947
Non-interest revenue	655	665	655	1,957	1,816
Total revenue	2,908	2,819	2,716	8,505	7,763
Provision for credit losses on impaired loans	353	295	197	886	492
Provision for credit losses on performing loans	35	103	62	195	152
Total provision for credit losses (PCL)	388	398	259	1,081	644
Non-interest expense	1,260	1,216	1,244	3,686	3,463
Income before income taxes	1,260	1,205	1,213	3,738	3,656
Provision for income taxes	346	333	332	1,031	1,005
Reported net income	914	872	881	2,707	2,651
Acquisition and integration costs (2)	2	2	6	5	8
Amortization of acquisition-related intangible assets (3)	4	3	2	10	3
Adjusted net income	920	877	889	2,722	2,662
Adjusted non-interest expense	1,252	1,208	1,233	3,665	3,448
Net income available to common shareholders	904	861	871	2,676	2,622
Adjusted net income available to common shareholders	910	866	879	2,691	2,633
Key Performance Metrics and Drivers

Personal and Business Banking revenue	2,081	2,016	1,948	6,114	5,498
Commercial Banking revenue	827	803	768	2,391	2,265
Return on equity (%) (4) (5)	22.3	22.3	25.3	22.5	26.8
Adjusted return on equity (%) (4) (5)	22.4	22.4	25.5	22.6	26.9
Operating leverage (%)	5.9	4.1	(1.3)	3.2	(0.6)
Adjusted operating leverage (%)	5.6	4.5	(0.3)	3.3	(0.2)
Efficiency ratio (%)	43.3	43.2	45.8	43.3	44.6
Adjusted efficiency ratio (%)	43.1	42.9	45.4	43.1	44.5
PCL on impaired loans to average net loans and acceptances (%) (5)	0.43	0.38	0.25	0.37	0.22
Net interest margin on average earning assets (%)	2.77	2.80	2.74	2.78	2.71
Average earning assets	323,768	312,587	297,976	314,719	293,614
Average gross loans and acceptances	326,043	319,896	308,786	321,099	304,966
Average deposits	306,409	297,304	276,576	297,519	268,754

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Acquisition and integration costs related to AIR MILES, recorded in non-interest expense.
(3)	Amortization of acquisition-related intangible assets, recorded in non-interest expense.
(4)

Return on equity is based on allocated capital. Effective fiscal 2024, the capital allocation rate increased to 11.5% of risk-weighted assets, compared with 11.0% in fiscal 2023. For further information, refer to the Non-GAAP and Other Financial Measures section.

(5)	Return on equity and PCL ratios are presented on an annualized basis.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Q3 2024 vs. Q3 2023

Canadian P&C reported net income was $914 million, an increase of $33 million or 4% from the prior year.

Total revenue was $2,908 million, an increase of $192 million or 7% from the prior year. Net interest income increased $192 million or 9%, primarily due to higher balances and net interest margins. Non-interest revenue was relatively unchanged, as higher card-related revenue was offset by lower lending fee revenue. Net interest margin of 2.77% increased 3 basis points from the prior year, primarily due to higher loan margins and deposits growing faster than loans, partially offset by lower deposit margins. The impact of the transition of bankers’ acceptances (BA) exposures to loans in our Commercial Bank resulted in lower non-interest revenue offset in net interest income, with a modest reduction in net interest margin.

Personal and Business Banking revenue increased $133 million or 7%, due to higher net interest income and higher non-interest revenue. Commercial Banking revenue increased $59 million or 8%, due to higher net interest income, partially offset by lower non-interest revenue, largely due to the BA transition.

Total provision for credit losses was $388 million, an increase of $129 million from the prior year. The provision for credit losses on impaired loans was $353 million, an increase of $156 million due to higher provisions in Personal and Business Banking, primarily in the unsecured segments of the consumer portfolio, and in Commercial Banking. There was a $35 million provision for credit losses on performing loans in the current quarter, compared with a $62 million provision in the prior year.

Non-interest expense was $1,260 million, an increase of $16 million or 1% from the prior year, primarily due to higher operating expenses and higher technology costs, largely offset by lower employee-related expenses, including higher severance in the prior year.

Average gross loans and acceptances increased $17.3 billion or 6% from the prior year to $326.0 billion. Personal and Business Banking and Commercial Banking loan balances both increased 5%, and credit card balances increased 18%. Average deposits increased $29.8 billion or 11% to $306.4 billion. Personal and Business Banking deposits increased 9%, primarily due to strong growth in term deposits, partially offset by lower chequing and savings account deposits. Commercial Banking deposits increased 14%.

24 BMO Financial Group Third Quarter Report 2024

Q3 2024 vs. Q2 2024

Reported net income increased $42 million or 5% from the prior quarter.

Total revenue increased $89 million or 3% from the prior quarter. Net interest income increased $99 million or 5%, primarily due to higher balances and the impact of two additional days in the current quarter, partially offset by lower net interest margins. Non-interest revenue decreased $10 million or 2%, primarily due to lower lending fee revenue. Net interest margin decreased 3 basis points from the prior quarter, due to lower loan and deposit margins, partially offset by changes in business mix.

Personal and Business Banking revenue increased $65 million or 3%, due to higher net interest income and non-interest revenue. Commercial Banking revenue increased $24 million or 3%, due to higher net interest income, partially offset by lower non-interest revenue, largely due to the BA transition.

Total provision for credit losses was $388 million, a decrease of $10 million from the prior quarter. The provision for credit losses on impaired loans increased $58 million, with higher provisions in both Commercial Banking and Personal and Business Banking. There was a $35 million provision for credit losses on performing loans in the current quarter, compared with a $103 million provision in the prior quarter.

Non-interest expense increased by $44 million or 4% from the prior quarter, due to higher employee-related expenses and higher advertising costs.

Average gross loans and acceptances increased $6.1 billion or 2% from the prior quarter. Personal and Business Banking and Commercial Banking loan balances both increased 2%, and credit card balances increased 5%. Average deposits increased $9.1 billion or 3% from the prior quarter. Personal and Business Banking deposits increased 3% and Commercial Banking deposits increased 4%.

Q3 YTD 2024 vs. Q3 YTD 2023

Reported net income was $2,707 million, an increase of $56 million or 2% from the prior year.

Total revenue was $8,505 million, an increase of $742 million or 10% from the prior year. Net interest income increased $601 million or 10%, due to higher balances and net interest margins. Non-interest revenue increased $141 million or 8%, primarily due to the inclusion of AIR MILES and higher card-related revenue, partially offset by lower commercial lending fee revenue. Net interest margin of 2.78% increased 7 basis points from the prior year driven by a change in volume mix due to deposits growing faster than loans, and higher loan margins, partially offset by lower deposit margins.

Personal and Business Banking revenue increased $616 million or 11%, due to higher net interest income and non-interest revenue. Commercial Banking revenue increased $126 million or 6%, due to higher net interest income, partially offset by lower non-interest revenue, largely due to the BA transition.

Total provision for credit losses was $1,081 million, an increase of $437 million from the prior year. The provision for credit losses on impaired loans was $886 million, an increase of $394 million due to higher provisions in both Personal and Business Banking and Commercial Banking across various sectors. There was a $195 million provision for credit losses on performing loans in the current year, compared with $152 million provision in the prior year.

Non-interest expense was $3,686 million, an increase of $223 million or 6% from the prior year, reflecting the inclusion of AIR MILES, higher operating costs and higher technology costs, partially offset by lower employee-related expenses, including higher severance in the prior year.

Average gross loans and acceptances increased $16.1 billion or 5% from the prior year. Personal and Business Banking loan balances increased 5%, Commercial Banking loan balances increased 4%, and credit card balances increased 20%. Average deposits increased $28.8 billion or 11% from the prior year. Personal and Business Banking deposits increased 9% and Commercial Banking deposits increased 14%.

For further information on non-GAAP amounts, measures and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

BMO Financial Group Third Quarter Report 2024 25

U.S. Personal and Commercial Banking (U.S. P&C) (1)

(Canadian $ in millions, except as noted)	Q3-2024	Q2-2024	Q3-2023	YTD-2024	YTD-2023
Net interest income (teb) (2)	2,056	1,994	1,995	6,108	5,530
Non-interest revenue	397	395	419	1,188	1,162
Total revenue (teb) (2)	2,453	2,389	2,414	7,296	6,692
Provision for credit losses on impaired loans	368	288	117	839	221
Provision for (recovery of) credit losses on performing loans	26	(7)	87	126	109
Total provision for credit losses (PCL)	394	281	204	965	330
Non-interest expense	1,492	1,441	1,551	4,399	3,891
Income before income taxes	567	667	659	1,932	2,471
Provision for income taxes (teb) (2)	97	124	157	359	573
Reported net income	470	543	502	1,573	1,898
Amortization of acquisition-related intangible assets (3)	69	69	77	213	155
Adjusted net income	539	612	579	1,786	2,053
Adjusted non-interest expense	1,398	1,348	1,448	4,112	3,682
Net income available to common shareholders	459	526	487	1,532	1,863
Adjusted net income available to common shareholders	528	595	564	1,745	2,018
Average earning assets	219,467	215,637	209,493	215,821	189,259
Average gross loans and acceptances	207,420	203,029	203,602	204,711	183,331
Average net loans and acceptances	205,897	201,562	201,703	203,123	181,720
Average deposits	224,575	221,216	210,097	220,310	193,000

(US$ equivalent in millions)
Net interest income (teb) (2)	1,500	1,463	1,497	4,500	4,114
Non-interest revenue	289	290	314	875	864
Total revenue (teb) (2)	1,789	1,753	1,811	5,375	4,978
Provision for credit losses on impaired loans	267	211	87	615	164
Provision for (recovery of) credit losses on performing loans	19	(5)	67	94	83
Total provision for credit losses	286	206	154	709	247
Non-interest expense	1,089	1,058	1,164	3,241	2,895
Income before income taxes	414	489	493	1,425	1,836
Provision for income taxes (teb) (2)	70	91	117	264	426
Reported net income	344	398	376	1,161	1,410
Amortization of acquisition-related intangible assets (3)	51	51	58	158	116
Adjusted net income	395	449	434	1,319	1,526
Adjusted non-interest expense	1,020	990	1,086	3,029	2,738
Net income available to common shareholders	336	386	365	1,131	1,384
Adjusted net income available to common shareholders	385	440	425	1,290	1,502

Key Performance Metrics (US$ basis)

Personal and Business Banking revenue	689	675	732	2,081	1,886
Commercial Banking revenue	1,100	1,078	1,079	3,294	3,092
Return on equity (%) (4) (5)	5.5	6.5	6.1	6.2	9.6
Adjusted return on equity (%) (4) (5)	6.3	7.3	7.1	7.0	10.4
Operating leverage (%)	5.2	(0.6)	(45.1)	(4.0)	(25.8)
Adjusted operating leverage (%)	4.9	(1.0)	(32.4)	(2.6)	(17.0)
Efficiency ratio (%)	60.8	60.3	64.2	60.3	58.1
Adjusted efficiency ratio (%)	57.0	56.4	60.0	56.3	55.0
Net interest margin on average earning assets (%)	3.73	3.76	3.78	3.78	3.91
PCL on impaired loans to average net loans and acceptances (%) (5)	0.71	0.57	0.23	0.55	0.16
Average earning assets	160,137	158,258	157,141	158,993	140,800
Average gross loans and acceptances	151,347	149,005	152,723	150,814	136,390
Average deposits	163,862	162,359	157,607	162,298	143,580

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Taxable equivalent basis (teb) amounts of $9 million in both Q3-2024 and Q2-2024, and $8 million in Q3-2023; and $27 million for YTD-2024 and $24 million for YTD-2023. These amounts were recorded in net interest income revenue and provision for income taxes, and were reflected in the ratios. On a source currency basis, teb amounts were US$6 million in Q3-2024, Q2-2024 and Q3-2023; and US$19 million for YTD-2024 and US$18 million for YTD-2023.

(3)

Amortization of acquisition-related intangible assets, recorded in non-interest expense. On a source currency basis, pre-tax amounts were US$69 million in Q3-2024, US$68 million in Q2-2024 and US$78 million in Q3-2023; and US$212 million for YTD-2024 and US$157 million for YTD-2023.

(4)

Return on equity is based on allocated capital. Effective fiscal 2024, the capital allocation rate increased to 11.5% of risk-weighted assets, compared with 11.0% in fiscal 2023. For further information, refer to the Non-GAAP and Other Financial Measures section.

(5)	Return on equity and PCL ratios are presented on an annualized basis.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Q3 2024 vs. Q3 2023

U.S. P&C reported net income was $470 million, a decrease of $32 million or 6% from the prior year. The impact of the stronger U.S. dollar increased revenue, expenses, and net income by 3%, respectively. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $344 million, a decrease of $32 million or 9% from the prior year.

Total revenue was $1,789 million, a decrease of $22 million or 1% from the prior year. Net interest income was relatively unchanged, as growth in deposit and loan balances was largely offset by lower net interest margins. Non-interest revenue decreased $25 million or 8%, primarily due to lower deposit and card fee revenue. Net interest margin of 3.73% decreased 5 basis points, primarily due to lower deposit margins as customers migrated to higher cost deposits, partially offset by deposits growing faster than loans.

Personal and Business Banking revenue decreased $43 million or 6%, due to lower net interest income and non-interest revenue. Commercial Banking revenue increased $21 million or 2%, due to higher net interest income, partially offset by lower non-interest revenue.

26 BMO Financial Group Third Quarter Report 2024

Total provision for credit losses was $286 million, an increase of $132 million from the prior year. The provision for credit losses on impaired loans was $267 million, an increase of $180 million, largely due to higher provisions in Commercial Banking, primarily in the manufacturing and wholesale trade sectors. There was a $19 million provision for credit losses on performing loans in the current quarter, compared with a $67 million provision in the prior year.

Non-interest expense was $1,089 million, a decrease of $75 million or 6% from the prior year, primarily due to realized cost synergies related to the Bank of the West acquisition and our focus on operational efficiencies, including lower severance in the current year.

Average gross loans and acceptances decreased $1.4 billion or 1% from the prior year to $151.3 billion. Personal and Business Banking loan balances decreased 6%, primarily due to the sale of a portfolio of recreational vehicle loans, partially offset by an increase in Commercial Banking loan balances of 1%. Average total deposits increased $6.3 billion or 4% from the prior year. Personal and Business Banking deposits increased 10% and Commercial Banking deposits decreased 2%.

Q3 2024 vs. Q2 2024

Reported net income decreased $73 million or 13% from the prior quarter. The impact of the stronger U.S. dollar increased revenue, expenses, and net income by 1%, respectively. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income decreased $54 million or 14% from the prior quarter.

Total revenue increased $36 million or 2% from the prior quarter. Net interest income increased $37 million or 3%, primarily due to the impact of two additional days in the current quarter and higher loan and deposit balances, partially offset by lower net interest margins. Non-interest revenue was relatively unchanged from the prior quarter. Net interest margin of 3.73% decreased 3 basis points from the prior quarter, driven by lower deposit and loan margins.

Personal and Business Banking revenue increased $14 million and Commercial Banking revenue increased $22 million, both increasing 2% due to higher net interest income.

Total provision for credit losses increased $80 million from the prior quarter. The provision for credit losses on impaired loans increased $56 million, due to higher provisions in Commercial Banking and in Personal and Business Banking. There was a $19 million provision for credit losses on performing loans in the current quarter, compared with a recovery of $5 million in the prior quarter.

Non-interest expense increased $31 million or 3% from the prior quarter, primarily due to higher employee-related expenses and higher technology and advertising costs.

Average gross loans and acceptances increased $2.3 billion or 2% from the prior quarter. Personal and Business Banking loan balances increased 4% and Commercial Banking loan balances increased 1%. Average total deposits increased $1.5 billion or 1% from the prior quarter. Personal and Business Banking deposits and Commercial Banking deposits both increased 1%.

Q3 YTD 2024 vs. Q3 YTD 2023

Reported net income was $1,573 million, a decrease of $325 million or 17% from the prior year. The impact of the stronger U.S. dollar increased revenue, expenses, and net income by 1%, respectively. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $1,161 million, a decrease of $249 million or 18% from the prior year.

Total revenue was $5,375 million, an increase of $397 million or 8% from the prior year, due to the inclusion of an additional quarter of Bank of the West results. Net interest income increased $386 million or 9%, primarily due to higher deposit and loan balances, partially offset by lower net interest margins. Non-interest revenue increased $11 million or 1%, primarily due to higher deposit, lending and card fee revenue. Net interest margin of 3.78% decreased 13 basis points from prior year, primarily due to lower deposit and loan margins, partially offset by deposits growing faster than loans.

Personal and Business Banking revenue increased $195 million or 10% and Commercial Banking revenue increased $202 million or 7%, primarily due to higher net interest income, and modestly higher non-interest revenue.

Total provision for credit losses was $709 million, an increase of $462 million from the prior year. The provision for credit losses on impaired loans was $615 million, an increase of $451 million, due to higher provisions in Commercial Banking in several sectors and in Personal and Business Banking. There was a $94 million provision for credit losses on performing loans in the current year, compared with a $83 million provision in the prior year.

Non-interest expense was $3,241 million, an increase of $346 million or 12% from the prior year, primarily reflecting the impact of an additional quarter of Bank of the West, net of realized cost synergies.

Average gross loans and acceptances increased $14.4 billion or 11% from the prior year to $150.8 billion, due to the impact of an additional quarter of Bank of the West. Commercial Banking loan balances increased 7% and Personal and Business Banking loan balances increased 26%. Average total deposits increased $18.7 billion or 13% to $162.3 billion. Personal and Business Banking deposits increased 23% and Commercial Banking balances increased 5%.

For further information on non-GAAP amounts, measures, and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

BMO Financial Group Third Quarter Report 2024 27

BMO Wealth Management (1)

(Canadian $ in millions, except as noted)	Q3-2024	Q2-2024	Q3-2023	YTD-2024	YTD-2023
Net interest income	326	322	357	973	1,027
Non-interest revenue (2)	1,113	1,071	1,168	3,187	2,919
Total revenue (2)	1,439	1,393	1,525	4,160	3,946
Provision for credit losses on impaired loans	1	6	1	10	3
Provision for (recovery of) credit losses on performing loans	(10)	(13)	6	(13)	14
Total provision for (recovery of) credit losses (PCL)	(9)	(7)	7	(3)	17
Non-interest expense	969	978	990	2,944	2,888
Income before income taxes	479	422	528	1,219	1,041
Provision for income taxes	117	102	132	297	246
Reported net income	362	320	396	922	795
Amortization of acquisition-related intangible assets (3)	2	2	1	5	3
Adjusted net income	364	322	397	927	798
Adjusted non-interest expense	966	975	988	2,937	2,883
Net income available to common shareholders	359	318	394	915	789
Adjusted net income available to common shareholders	361	320	395	920	792

Key Performance Metrics

Wealth and Asset Management reported net income	300	252	209	739	622
Wealth and Asset Management adjusted net income	302	254	210	744	625
Insurance reported net income (loss)	62	68	187	183	173
Return on equity (%) (4) (5)	29.7	27.2	31.7	25.7	23.1
Adjusted return on equity (%) (4) (5)	29.8	27.4	31.7	25.9	23.2
Reported efficiency ratio (%)	67.3	70.3	64.9	70.8	73.2
Adjusted efficiency ratio (%) (6)	67.1	70.1	64.8	70.6	73.1
Operating leverage (%)	(3.4)	7.0	(22.6)	3.4	1.8
Adjusted operating leverage (%) (6)	(3.3)	7.1	6.3	3.5	(7.0)
PCL on impaired loans to average net loans and acceptances (%) (5)	0.01	0.06	0.01	0.03	0.01
Average assets	65,428	63,673	62,034	63,877	59,446
Average gross loans and acceptances	43,384	42,310	42,483	42,506	40,253
Average deposits	62,406	60,564	62,787	61,021	61,720
Assets under administration (7)	359,213	341,422	432,828	359,213	432,828
Assets under management	409,627	385,936	340,184	409,627	340,184

U.S. Business Select Financial Data (US$ in millions)

Total revenue	196	184	209	575	564
Non-interest expense	137	141	161	429	440
Reported net income	49	36	32	114	88
Adjusted non-interest expense	135	139	160	424	437
Adjusted net income	51	37	32	118	90
Average gross loans and acceptances	10,712	10,435	11,088	10,474	9,442
Average deposits	11,376	11,346	13,720	11,427	11,689

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Effective the first quarter of 2024, the bank adopted IFRS 17, and retrospectively applied it to fiscal 2023 results. For further information, refer to the Changes in Accounting Policies section.
(3)	Amortization of acquisition-related intangible assets, recorded in non-interest expense.
(4)

Return on equity is based on allocated capital. Effective fiscal 2024, the capital allocation rate increased to 11.5% of risk-weighted assets, compared with 11.0% in fiscal 2023. For further information, refer to the Non-GAAP and Other Financial Measures section.

(5)	Return on equity and PCL ratios are presented on an annualized basis.
(6)

Prior to November 1, 2022, we presented adjusted revenue on a basis net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). Beginning the first quarter of 2023, we no longer report CCPB given the adoption and retrospective application of IFRS 17. For periods prior to November 1, 2022, operating leverage was calculated based on revenue, net of CCPB. Revenue, net of CCPB, was $1,286 million in Q3-2022, $1,288 million in Q2-2022, and $1,321 million in Q1-2022. Measures and ratios presented on a basis net of CCPB are non-GAAP amounts. For more information, refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section of the 2023 Annual MD&A.

(7)	Certain assets under management that are also administered by the bank are included in assets under administration.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Q3 2024 vs. Q3 2023

BMO Wealth Management reported net income was $362 million, a decrease of $34 million or 9% from the prior year. Wealth and Asset Management reported net income was $300 million, an increase of $91 million or 44%, and Insurance net income was $62 million, a decrease of $125 million.

Total revenue was $1,439 million, a decrease of $86 million or 6% from the prior year. Revenue in Wealth and Asset Management was $1,342 million, an increase of $82 million or 7%, primarily due to growth in client assets, including the impact of stronger global markets, partially offset by lower net interest income. Insurance revenue was $97 million, a decrease of $168 million from the prior year, primarily due to changes in portfolio positioning during the transition to IFRS 17.

Total recovery of the provision for credit losses was $9 million, compared with a provision of $7 million in the prior year.

Non-interest expense was $969 million, a decrease of $21 million or 2%, primarily due to higher severance in the prior year and operational efficiencies, partially offset by higher revenue-based costs.

Assets under management increased $69.4 billion or 20% from the prior year to $409.6 billion, driven by stronger global markets, higher net client assets and favourable foreign exchange movements. Assets under administration decreased $73.6 billion or 17% to $359.2 billion, primarily due to the exit of our Institutional Trust Services operations in the first quarter of fiscal 2024, partially offset by stronger global markets and favourable foreign exchange movements. Average gross loans increased 2% and average deposits decreased 1%.

28 BMO Financial Group Third Quarter Report 2024

Q3 2024 vs. Q2 2024

Reported net income increased $42 million or 13% from the prior quarter. Wealth and Asset Management reported net income increased $48 million or 19%, and Insurance net income decreased $6 million or 8%.

Total revenue increased $46 million or 3% from the prior quarter. Wealth and Asset Management revenue increased $51 million or 4%, primarily due to growth in client assets, including stronger global markets, and the impact of two additional days in the current quarter. Insurance revenue decreased $5 million.

Total recovery of the provision for credit losses was $9 million, compared with a $7 million recovery in the prior quarter.

Non-interest expense decreased $9 million or 1%.

Assets under management increased $23.7 billion or 6% from the prior quarter, reflecting stronger global markets and higher net client assets. Assets under administration increased $17.8 billion or 5%, primarily due to stronger global markets. Average gross loans and average deposits both increased by 3%.

Q3 YTD 2024 vs. Q3 YTD 2023

Reported net income was $922 million, an increase of $127 million or 16% from the prior year. Wealth and Asset Management reported net income was $739 million, an increase of $117 million or 19%, and Insurance net income was $183 million, an increase of $10 million or 5%.

Total revenue was $4,160 million, an increase of $214 million or 5%. Revenue in Wealth and Asset Management was $3,880 million, an increase of $197 million or 5%, due the inclusion of an additional quarter of Bank of the West results, growth in client assets, including the impact of stronger global markets, and higher revenue from online brokerage transactions, partially offset by lower net interest income. Insurance revenue was $280 million, an increase of $17 million, reflecting changes in portfolio positioning during the transition to IFRS 17.

Total recovery of the provision for credit losses was $3 million, compared with a total provision of $17 million in the prior year. The provision for credit losses on impaired loans was $10 million, an increase of $7 million. There was a $13 million recovery of the provision for credit losses on performing loans, compared with a provision of $14 million in the prior year.

Non-interest expense was $2,944 million, an increase of $56 million or 2%, reflecting the impact of Bank of the West and higher revenue-based costs, partially offset by operational efficiencies and higher severance in the prior year.

For further information on non-GAAP amounts, measures and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

BMO Financial Group Third Quarter Report 2024 29

BMO Capital Markets (1)

(Canadian $ in millions, except as noted)	Q3-2024	Q2-2024	Q3-2023	YTD-2024	YTD-2023
Net interest income (teb) (2)	479	358	568	1,342	1,860
Non-interest revenue	1,187	1,303	895	3,574	2,881
Total revenue (teb) (2)	1,666	1,661	1,463	4,916	4,741
Provision for (recovery of) credit losses on impaired loans	92	61	1	164	(2)
Provision for (recovery of) credit losses on performing loans	36	(9)	9	(6)	19
Total provision for credit losses (PCL)	128	52	10	158	17
Non-interest expense	1,047	1,028	1,075	3,191	3,226
Income before income taxes	491	581	378	1,567	1,498
Provision for income taxes (teb) (2)	102	122	83	326	345
Reported net income	389	459	295	1,241	1,153
Acquisition and integration costs (3)	1	2	1	13	6
Amortization of acquisition-related intangible assets (4)	4	5	5	14	15
Adjusted net income	394	466	301	1,268	1,174
Adjusted non-interest expense	1,041	1,019	1,066	3,155	3,198
Net income available to common shareholders	380	450	287	1,214	1,128
Adjusted net income available to common shareholders	385	457	293	1,241	1,149

Key Performance Metrics

Global Markets revenue	1,000	1,008	863	2,960	2,888
Investment and Corporate Banking revenue	666	653	600	1,956	1,853
Return on equity (%) (5) (6)	11.4	14.1	9.7	12.3	12.8
Adjusted return on equity (%) (5) (6)	11.6	14.3	9.9	12.6	13.1
Operating leverage (teb) (%)	16.4	8.2	(0.1)	4.8	(11.4)
Adjusted operating leverage (teb) (%)	16.2	8.1	-	5.0	(11.2)
Efficiency ratio (teb) (%)	62.9	61.9	73.5	64.9	68.0
Adjusted efficiency ratio (teb) (%)	62.5	61.3	72.9	64.2	67.4
PCL on impaired loans to average net loans and acceptances (%) (6)	0.44	0.29	-	0.26	-
Average assets	475,893	455,916	453,798	456,676	463,156
Average gross loans and acceptances	84,573	82,878	77,994	83,235	76,623

U.S. Business Select Financial Data (US$ in millions)

Total revenue (teb) (2)	552	577	504	1,719	1,450
Non-interest expense	398	378	398	1,205	1,205
Reported net income	55	121	64	307	165
Adjusted non-interest expense	396	374	394	1,189	1,193
Adjusted net income	57	124	67	319	174
Average assets	160,561	149,206	160,492	150,510	161,056
Average gross loans and acceptances	32,189	31,760	29,273	31,823	28,600

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Beginning January 1, 2024, we did not take the deduction for certain Canadian dividends received in BMO Capital Markets due to proposed legislation, and as a result, we no longer reported this revenue on a teb basis. This proposed legislation was enacted in the third quarter of fiscal 2024. For further information, refer to the Other Regulatory Developments section. Teb amounts of $1 million recovery in Q3-2024, $2 million in Q2-2024 and $81 million in Q3-2023; and $20 million for YTD-2024 and $235 million for YTD-2023 were recorded in net interest income, revenue and provision for income taxes, and were reflected in the ratios. Teb amounts for our U.S. businesses were $1 million in Q3-2024, $nil in both Q2-2024 and Q3-2023; $1 million for YTD-2024 and $nil for YTD-2023.

(3)	Clearpool and Radicle pre-tax acquisition and integration costs, recorded in non-interest expense.
(4)	Amortization of acquisition-related intangible assets, recorded in non-interest expense.
(5)

Return on equity is based on allocated capital. Effective fiscal 2024, the capital allocation rate increased to 11.5% of risk-weighted assets, compared with 11.0% in fiscal 2023. For further information, refer to the Non-GAAP and Other Financial Measures section.

(6)	Return on equity and PCL ratios are presented on an annualized basis.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Q3 2024 vs. Q3 2023

BMO Capital Markets reported net income was $389 million, an increase of $94 million or 32% from the prior year.

Total revenue was $1,666 million, an increase of $203 million or 14% from the prior year. Global Markets revenue increased $137 million or 16%, primarily due to higher interest rate and equities trading revenue. Investment and Corporate Banking revenue increased $66 million or 11%, due to higher underwriting and advisory fee revenue and corporate banking-related revenue.

Total provision for credit losses was $128 million, an increase of $118 million from the prior year. The provision for credit losses on impaired loans was $92 million, primarily driven by one account in the service sector, compared with a provision of $1 million in the prior year. There was a $36 million provision for credit losses on performing loans, compared with a $9 million provision in the prior year.

Non-interest expense was $1,047 million, a decrease of $28 million or 3% from the prior year, primarily due to the impact of legal provisions and higher severance in the prior year, partially offset by higher performance-based and technology costs.

Average gross loans and acceptances of $84.6 billion increased $6.6 billion or 8% from the prior year, due to higher lending activity across loan portfolios.

30 BMO Financial Group Third Quarter Report 2024

Q3 2024 vs. Q2 2024

Reported net income decreased $70 million or 15% from the prior quarter.

Total revenue was relatively unchanged from the prior quarter. Global Markets revenue decreased $8 million or 1%, primarily due to lower trading revenue. Investment and Corporate Banking revenue increased $13 million or 2%, due to higher advisory fee revenue and corporate banking-related revenue, partially offset by lower underwriting fee revenue.

Total provision for credit losses was $128 million, an increase of $76 million from the prior quarter. The provision for credit losses on impaired loans increased $31 million from the prior quarter. There was a $36 million provision for credit losses on performing loans in the current quarter, compared with a recovery of $9 million in the prior quarter.

Non-interest expense increased $19 million or 2% from the prior quarter, due to higher employee-related costs, partially offset by lower operating expenses.

Average gross loans and acceptances increased $1.7 billion or 2% from the prior quarter.

Q3 YTD 2024 vs. Q3 YTD 2023

Reported net income was $1,241 million, an increase of $88 million or 8% from the prior year.

Total revenue was $4,916 million, an increase of $175 million or 4% from the prior year. Global Markets revenue increased $72 million or 2%, due to higher debt and equity issuances, partially offset by lower trading revenue, including the impact of the elimination of the deduction for certain Canadian dividends. Investment and Corporate Banking revenue increased $103 million or 6% from the prior year, due to higher underwriting fee and corporate banking-related revenue, partially offset by lower advisory fee revenue and net securities gains.

Total provision for credit losses was $158 million, an increase of $141 million from the prior year. The provision for credit losses on impaired loans was $164 million, primarily in the service, financial and manufacturing sectors, compared with a recovery of $2 million in the prior year. There was a $6 million recovery of the provision for credit losses on performing loans, compared with a provision of $19 million in the prior year.

Non-interest expense was $3,191 million, a decrease of $35 million or 1% from the prior year, due to the impact of legal provisions in the prior year and lower employee-related expenses, partially offset by higher technology costs.

Average gross loans and acceptances of $83.2 billion increased $6.6 billion or 9% from the prior year, due to higher lending activity across loan portfolios.

For further information on non-GAAP amounts, measures and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

BMO Financial Group Third Quarter Report 2024 31

Corporate Services (1) (2) (3)

(Canadian $ in millions, except as noted)	Q3-2024	Q2-2024	Q3-2023	YTD-2024	YTD-2023
Net interest income before group teb offset	(312)	(302)	13	(894)	(365)
Group teb offset	(8)	(11)	(89)	(47)	(259)
Net interest income (teb)	(320)	(313)	(76)	(941)	(624)
Non-interest revenue	46	25	10	(98)	(1,578)
Total revenue (teb)	(274)	(288)	(66)	(1,039)	(2,202)
Provision for credit losses on impaired loans	14	8	17	60	58
Provision for (recovery of) credit losses on performing loans	(9)	(27)	(5)	(23)	666
Total provision for (recovery of) credit losses	5	(19)	12	37	724
Non-interest expense	71	181	712	852	1,987
Income (loss) before income taxes	(350)	(450)	(790)	(1,928)	(4,913)
Provision for (recovery of) income taxes (teb)	(80)	(122)	(281)	(508)	(1,143)
Reported net income (loss)	(270)	(328)	(509)	(1,420)	(3,770)
Acquisition and integration costs (4)	16	22	363	84	1,086
Management of fair value changes on the purchase of Bank of the West (5)	-	-	-	-	1,461
Legal provision (including related interest expense and legal fees) (6)	13	12	(3)	36	9
Impact of Canadian tax measures (7)	-	-	131	-	502
Impact of loan portfolio sale (8)	-	-	-	136	-
FDIC special assessment (9)	5	50	-	368	-
Initial provision for credit losses on purchased performing loans (10)	-	-	-	-	517
Adjusted net loss	(236)	(244)	(18)	(796)	(195)
Adjusted total revenue (teb) (11)	(260)	(274)	75	(833)	(37)
Adjusted total provision for (recovery of) credit losses	5	(19)	12	37	19
Adjusted non-interest expense	40	83	210	244	526
Net income (loss) available to common shareholders	(288)	(436)	(517)	(1,554)	(3,886)
Adjusted net loss available to common shareholders	(254)	(352)	(26)	(930)	(311)

U.S. Business Select Financial Data (US$ in millions)

Total revenue	(10)	57	246	(59)	(1,031)
Total provision for (recovery of) credit losses	2	(16)	3	5	523
Non-interest expense	8	70	440	483	1,232
Provision for (recovery of) income taxes (teb)	(11)	(1)	(68)	(147)	(774)
Reported net income (loss)	(9)	4	(129)	(400)	(2,012)
Adjusted total revenue	-	68	248	94	486
Adjusted total (recovery of) provision for credit losses	2	(16)	3	5	6
Adjusted non-interest expense	(14)	(1)	77	36	164
Adjusted net income (loss)	15	66	143	61	272

(1)	Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Due to the increase in the bank’s investments in Low Income Housing Tax Credit (LIHTC) entities following our acquisition of Bank of the West, we have updated our accounting policy related to the presentation of returns from these investments in the consolidated statement of income, effective the fourth quarter of 2023. As a result, amounts previously recorded in non-interest expense and provision for income taxes are both recorded in non-interest revenue. Fiscal 2023 comparatives have been reclassified to conform with the current period’s methodology.

(3)

Effective the first quarter of 2024, balances and the associated revenue, expenses and provisions for credit losses related to our Canadian and U.S. indirect retail auto financing business, previously reported in Personal and Commercial Banking, are reported in Corporate Services, reflecting the exit and wind-down of this business unit. Fiscal 2023 comparatives have been reclassified to conform with the current period’s methodology.

(4)	Reported net loss included acquisition and integration costs related to the acquisition of Bank of the West, recorded in non-interest expense.
(5)

Reported net loss in Q1-2023 included losses of $1,461 million ($2,011 million pre-tax) related to the acquisition of Bank of the West, comprising $1,628 million of mark-to-market losses on certain interest rate swaps recorded in non-interest trading revenue and $383 million of losses on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income.

(6)

Reported net loss included the impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank: Q3-2024 included $13 million ($18 million pre-tax), comprising $14 million interest expense and non-interest expense of $4 million; Q2-2024 included $12 million ($15 million pre-tax), comprising $14 million interest expense and non-interest expense of $1 million; Q1-2024 included $11 million ($15 million pre-tax), comprising $14 million interest expense and non-interest expense of $1 million; Q3-2023 included a net recovery of $3 million ($4 million pre-tax), comprising $3 million interest expense, and a $7 million recovery of non-interest expense; Q2-2023 included $6 million ($7 million pre-tax) of interest expense; and Q1-2023 included $6 million ($8 million pre-tax), comprising interest expense of $6 million and a non-interest expense of $2 million. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report.

(7)

Reported net loss included the impact of certain tax measures enacted by the Canadian government, comprising a charge of $131 million ($160 million pre-tax) related to the amended GST/HST definition for financial services in Q3-2023 and a one-time tax expense of $371 million in Q1-2023, primarily related to the Canada Recovery Dividend.

(8)

Reported net loss in Q1-2024 included a net accounting loss of $136 million ($164 million pre-tax) on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization, recorded in non-interest revenue.

(9)

Reported net loss in Q3-2024 included a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment of $5 million ($6 million pre-tax), recorded in non-interest expense; Q2-2024 included $50 million ($67 million pre-tax) and Q1-2024 included $313 million ($417 million pre-tax).

(10)	Reported net loss in Q2-2023 included an initial provision for credit losses of $517 million ($705 million pre-tax) on the purchased Bank of the West performing loan portfolio.
(11)

Group taxable equivalent basis (teb) offset amounts for our U.S. businesses were US$7 million in Q3-2024, and US$6 million in both Q2-2024 and Q3-2023, recorded in revenue and provision for (recovery of) income taxes. YTD Q3-2024 included US$20 million and YTD Q3-2023 included US$18 million.

 Adjusted results exclude the impact of the items described in footnotes (4) to (10).

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

32 BMO Financial Group Third Quarter Report 2024

Q3 2024 vs. Q3 2023

Corporate Services reported net loss was $270 million, compared with reported net loss of $509 million in the prior year, and adjusted net loss was $236 million, compared with adjusted net loss of $18 million.

The lower reported net loss was driven by lower acquisition and integration costs and the impact of tax measures in the prior year.

The higher adjusted net loss, which excluded the above items, was driven by lower revenue due to the impact of treasury-related activities and lower net accretion of purchase accounting fair value marks, partially offset by lower expenses, primarily due to lower technology costs and higher severance in the prior year.

Q3 2024 vs. Q2 2024

Reported net loss was $270 million, compared with reported net loss of $328 million in the prior quarter, and adjusted net loss was $236 million, compared with adjusted net loss of $244 million.

On a reported basis, net loss decreased due to a lower U.S. Federal Deposit Insurance Corporation (FDIC) special assessment charge in the current quarter.

Adjusted net loss excluded the above item and was relatively unchanged from the prior quarter, with higher revenue and lower expenses, partially offset by a higher provision for credit losses.

Q3 YTD 2024 vs. Q3 YTD 2023

Reported net loss was $1,420 million, compared with reported net loss of $3,770 million in the prior year. The prior year included the impact of fair value management actions related to the acquisition of Bank of the West, the initial provision for credit losses on the purchased Bank of the West performing loan portfolio, and the impact of certain Canadian tax measures enacted by the Canadian government. The current year included the FDIC special assessment charge and the loss on the sale of a portfolio of recreational vehicle loans. Both the current and prior years included acquisition and integration costs. The lower reported net loss primarily reflected the items noted above.

Adjusted net loss was $796 million, compared with adjusted net loss of $195 million in the prior year, with the higher net loss driven by lower revenue, partially offset by lower expenses.

Adjusted revenue decreased due to the impact of treasury-related activities, including market volatility on hedge positions, lower net accretion of purchase accounting fair value marks and higher earnings on the investment of unallocated capital in the prior year, in advance of the close of the Bank of the West acquisition.

Total provision for credit losses was $37 million, compared with a reported provision of $724 million and an adjusted provision of $19 million in the prior year. The provision for credit losses on impaired loans increased $2 million. The provision for credit losses on performing loans decreased $689 million from the prior year on a reported basis, and increased $16 million on an adjusted basis.

Adjusted expenses decreased, primarily due to the impact of the consolidation of certain U.S. retirement benefit plans in the current year and higher severance in the prior year.

For further information on non-GAAP amounts in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

BMO Financial Group Third Quarter Report 2024 33

Summary Quarterly Earnings Trends (1)

(Canadian $ in millions, except as noted)	Q3-2024	Q2-2024	Q1-2024	Q4-2023	Q3-2023	Q2-2023	Q1-2023	Q4-2022
Revenue (2)	8,192	7,974	7,672	8,319	8,052	7,789	5,099	10,570
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	-	-	-	-	-	-	-	(369)
Revenue, net of CCPB (2) (3)	8,192	7,974	7,672	8,319	8,052	7,789	5,099	10,939
Provision for credit losses on impaired loans	828	658	473	408	333	243	196	192
Provision for credit losses on performing loans	78	47	154	38	159	780	21	34
Total provision for credit losses	906	705	627	446	492	1,023	217	226
Non-interest expense	4,839	4,844	5,389	5,679	5,572	5,501	4,382	4,776
Income before income taxes	2,447	2,425	1,656	2,194	1,988	1,265	500	5,937
Provision for income taxes	582	559	364	484	423	236	367	1,454
Reported net income	1,865	1,866	1,292	1,710	1,565	1,029	133	4,483
Initial provision for credit losses on purchased performing loans (4)	-	-	-	-	-	517	-	-
Acquisition and integration costs (5)	19	26	57	433	370	549	181	145
Amortization of acquisition-related intangible assets (6)	79	79	84	88	85	85	6	6
Impact of divestitures (7)	-	-	-	-	-	-	-	(8)
Management of fair value changes on the purchase of Bank of the West (8)	-	-	-	-	-	-	1461	(3,336)
Legal Provision (9)	13	12	11	12	(3)	6	6	846
Impact of Canadian tax measures (10)	-	-	-	-	131	-	371	-
Impact of loan portfolio sale (11)	-	-	136	-	-	-	-	-
FDIC special assessment (12)	5	50	313	-	-	-	-	-
Adjusted net income	1,981	2,033	1,893	2,243	2,148	2,186	2,158	2,136

Operating Group Reported and Adjusted Net Income

Canadian P&C reported net income (13)	914	872	921	922	881	819	951	909
Acquisition and integration costs (5)	2	2	1	1	6	2	-	-
Amortization of acquisition-related intangible assets (6)	4	3	3	3	2	1	-	-
Canadian P&C adjusted net income (13)	920	877	925	926	889	822	951	909
U.S. P&C reported net income (13)	470	543	560	591	502	731	665	631
Amortization of acquisition-related intangible assets (6)	69	69	75	79	77	77	1	2
U.S. P&C adjusted net income (13)	539	612	635	670	579	808	666	633
BMO Wealth Management reported net income (2) (3)	362	320	240	351	396	240	159	294
Amortization of acquisition-related intangible assets (6)	2	2	1	1	1	1	1	-
BMO Wealth Management adjusted net income (2) (3)	364	322	241	352	397	241	160	294
BMO Capital Markets reported net income	389	459	393	472	295	370	488	343
Acquisition and integration costs (5)	1	2	10	(2)	1	2	3	2
Amortization of acquisition-related intangible assets (6)	4	5	5	5	5	6	4	4
BMO Capital Markets adjusted net income	394	466	408	475	301	378	495	349
Corporate Services reported net income (loss) (13)	(270)	(328)	(822)	(626)	(509)	(1,131)	(2,130)	2,306
Initial provision for credit losses on purchased performing loans (4)	-	-	-	-	-	517	-	-
Acquisition and integration costs (5)	16	22	46	434	363	545	178	143
Impact of divestitures (7)	-	-	-	-	-	-	-	(8)
Management of fair value changes on the purchase of Bank of the West (8)	-	-	-	-	-	-	1,461	(3,336)
Legal Provision (9)	13	12	11	12	(3)	6	6	846
Impact of Canadian tax measures (10)	-	-	-	-	131	-	371	-
Impact of loan portfolio sale (11)	-	-	136	-	-	-	-	-
FDIC special assessment (12)	5	50	313	-	-	-	-	-
Corporate Services adjusted net income (loss) (13)	(236)	(244)	(316)	(180)	(18)	(63)	(114)	(49)
Basic earnings per share ($)	2.49	2.36	1.73	2.19	2.13	1.27	0.14	6.52
Diluted earnings per share ($)	2.48	2.36	1.73	2.19	2.12	1.26	0.14	6.51
Adjusted diluted earnings per share ($)	2.64	2.59	2.56	2.93	2.94	2.89	3.06	3.04

(1)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the above table. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information, refer to the Non-GAAP and Other Financial Measures section, and for details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)

Effective the first quarter of 2024, the bank adopted IFRS 17, recognizing the cumulative effect of adoption in opening retained earnings and applied it retrospectively to fiscal 2023 results. For further information, refer to the Changes in Accounting Policies section.

(3)

Prior to November 1, 2022, we presented adjusted revenue on a basis that is net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). Beginning the first quarter of 2023, we no longer report CCPB given the adoption and retrospective application of IFRS 17. Revenue, net of CCPB, was $10,939 million in Q4-2022. Measures and ratios presented on a basis net of CCPB are non-GAAP amounts. For more information, refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section of the 2023 Annual MD&A.

(4)	Reported net income in Q2-2023 included a provision for credit losses on the acquired Bank of the West performing loan portfolio, recorded in Corporate Services.
(5)

Reported net income included acquisition and integration costs recorded in non-interest expense, with costs related to the acquisition of Bank of the West recorded in Corporate Services, costs related to Radicle and Clearpool recorded in BMO Capital Markets, and costs related to the acquisition of AIR MILES recorded in Canadian P&C.

(6)	Reported net income included amortization of acquisition-related intangible assets recorded in non-interest expense in the related operating group.
(7)	Reported net income in fiscal 2022 included the impact of divestitures related to the sale of our EMEA and U.S. Asset Management businesses, recorded in Corporate Services.
(8)

Reported net income included revenue (losses) related to the acquisition of Bank of the West resulting from the management of the impact of interest rate changes between the announcement and closing on its fair value and goodwill, recorded in Corporate Services.

(9)

Reported net income included the impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, recorded in Corporate Services. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report.

(10)

Reported net income included the impact of certain tax measures enacted by the Canadian government. Q3-2023 included a charge related to the amended GST/HST definition for financial services and Q1-2023 included a one-time tax expense comprising a Canada Recovery Dividend and the pro-rated fiscal 2022 impact of the 1.5% tax rate increase, net of a deferred tax asset remeasurement. These amounts were recorded in Corporate Services.

(11)	Reported net income in Q1-2024 included a net accounting loss on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization, recorded in Corporate Services.
(12)	Reported net income in Q2-2024 and Q1-2024 included U.S. Federal Deposit Insurance Corporation (FDIC) special assessment charges, recorded in non-interest expense in Corporate Services.
(13)

Effective the first quarter of 2024, balances and the associated revenue, expenses and provisions for credit losses related to our Canadian and U.S. indirect retail auto financing business, previously reported in Personal and Commercial Banking, are reported in Corporate Services, reflecting the exit and wind-down of this business unit. Fiscal 2023 comparatives have been reclassified to conform with the current period’s methodology.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

34 BMO Financial Group Third Quarter Report 2024

Earnings in certain quarters are impacted by seasonal factors, such as higher employee expenses related to higher employee benefits and stock-based compensation for employees eligible to retire that are recorded in the first quarter of each year, as well as the impact of fewer days in the second quarter relative to other quarters. Results are also impacted by foreign currency translation. Quarterly EPS is impacted by the semi-annual payment of dividends on certain equity instruments. The table above outlines summary results for the fourth quarter of 2022 through the third quarter of 2024.

On February 1, 2023, we completed the acquisition of Bank of the West, which contributed to the increase in revenue, expenses and provision for credit losses beginning in the second quarter of 2023, with operating results primarily recorded in our U.S. P&C and BMO Wealth Management businesses. In addition, we completed the acquisition of AIR MILES on June 1, 2023, which contributed to the increase in revenue and expenses in our Canadian P&C business beginning in the third quarter of 2023. The impact of the transition to IFRS 17 was retrospectively applied to fiscal 2023 results, while fiscal 2022 results were reported under the previous insurance standard.

Financial performance benefitted from the strength and diversification of our businesses. Results were impacted by a higher interest rate environment and uncertain economic conditions resulting in higher credit provisions, slower loan demand and lower levels of client activity in our market-sensitive businesses.

A number of items impacted reported results in certain quarters. Fiscal 2024 included the impact of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment in each quarter. The first quarter of 2024 included a loss on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization. The third quarter and first quarter of 2023 included the impact of certain tax measures enacted by the Canadian government. The second quarter of 2023 included an initial provision for credit losses on the purchased Bank of the West performing loan portfolio. The first quarter of 2023 and the fourth quarter of 2022 included revenue (losses) resulting from fair value management actions related to the impact of interest rate changes between the announcement and closing of the Bank of the West acquisition on its fair value and goodwill. The fourth quarter of 2022 included a legal provision related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank. All periods included acquisition and integration costs, as well as the amortization of acquisition-related intangible assets, which increased in fiscal 2023, due to the acquisition of Bank of the West.

Revenue growth in Canadian P&C reflected good customer acquisition and volume growth with higher loan and deposit balances, and higher net interest margins. U.S. P&C revenue performance benefitted from the inclusion of Bank of the West, but recent quarters have been impacted by a more muted U.S. banking environment, with reduced loan demand and higher deposit costs. Revenue in BMO Wealth Management benefitted from steady growth in client assets, including the impact of improved global markets in fiscal 2024, while high interest rates resulted in a shift in deposit mix to term deposits and reduced margins. Insurance revenue is subject to variability, resulting from market-related impacts, including changes in portfolio positioning during the transition to IFRS 17. BMO Capital Markets’ performance in recent quarters reflected the impact of improving market conditions, particularly in trading and underwriting activities.

Over the past eight quarters, the higher interest rate environment has had a meaningful impact on credit outcomes, resulting in increasing provisions on impaired loans from very low levels and provisions on performing loans through downward credit migration. Performing loan provisions were also impacted by balance growth, partially offset by changes in the macro-economic outlook.

Non-interest expense reflected investments in our business to drive revenue growth, the impact of inflation and acquisitions. The third quarter of fiscal 2023 included severance costs associated with accelerating operational efficiencies across the enterprise, which combined with the benefit of realized cost synergies related to Bank of the West, has reduced expense growth in recent quarters.

The effective tax rate has varied with legislative changes; changes in tax policy, including their interpretation by tax authorities and the courts; earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which we operate, the level of pre-tax income, and the level of investments or securities which generate tax credits, or tax-exempt income from securities. The reported effective tax rate was impacted by the elimination of the deduction for certain Canadian dividends in BMO Capital Markets in fiscal 2024, certain tax measures enacted by the Canadian government noted above, as well as fair value management actions relating to the acquisition of Bank of the West in the first quarter of 2023 and in fiscal 2022.

For further information on non-GAAP amounts, measures and ratios in this Summary Quarterly Earnings Trends section, refer to the Non-GAAP and Other Financial Measures section.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel on the same terms that we offer to our preferred customers for those services. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank. We provide banking services to our joint ventures and associates on the same terms offered to our customers for these services. We also offer employees a subsidy on annual credit card fees.

The bank’s policies and procedures for related party transactions did not materially change from October 31, 2023, as described in Note 27 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report.

Off-Balance Sheet Arrangements

We enter into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are structured entities, credit instruments and guarantees, which are described in the Off-Balance Sheet Arrangements section of BMO’s 2023 Annual Report. We consolidate our own securitization vehicles, certain capital and funding vehicles, and other structured entities created to meet our own, as well as our customers’ needs. We do not consolidate our customer securitization vehicles, certain capital vehicles, various BMO-managed funds or various other structured entities where investments are held. There have been no significant changes to the bank’s off-balance sheet arrangements since October 31, 2023.

BMO Financial Group Third Quarter Report 2024 35

Accounting Policies and Critical Accounting Estimates and Judgments

Material accounting policies are described in BMO’s 2023 Annual Report and in the notes to our annual consolidated financial statements for the year ended October 31, 2023, and in Note 1 of the unaudited interim consolidated financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review the discussion in Note 1 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report, as well as the updates provided in Note 1 of the unaudited interim consolidated financial statements.

Allowance for Credit Losses

The allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans provided for but not yet written off, and allowances on performing loans, which is the bank’s best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Expected credit losses (ECL) are calculated on a probability-weighted basis, based on the economic scenarios described below, and are calculated for each exposure in the portfolio as a function of the probability of default (PD), exposure at default (EAD) and loss given default (LGD), with the timing of the loss also considered. Where there has been a significant increase in credit risk, remaining lifetime ECL is recorded; otherwise, 12 months of ECL is generally recorded. A significant increase in credit risk considers many different factors and will vary by product and risk segment. The main factors considered in making this determination are the change in PD since origination and certain other criteria, such as delinquency and watchlist status. We may apply experienced credit judgment to reflect factors not captured in the results produced by the ECL models, as we deem necessary. We applied experienced credit judgment to reflect the impact of the uncertain environment on credit conditions and the economy. We have controls and processes in place to govern the ECL process, including judgments and assumptions used in determining the allowance on performing loans. These judgments and assumptions may change over time, and the impact of any such change will be recorded in future periods.

In establishing our allowance for performing loans, we attach probability weightings to economic scenarios which are representative of our view of economic and market conditions. In the second quarter of fiscal 2024, we added a fourth scenario reflecting a less severe downside, allowing us to improve the continuum of ranges of economic forecasts used in the allowance estimation. The base scenario represents our view of the most probable outcome, as well as upside, downside, and severe downside scenarios, all developed by our Economics group.

When changes in economic performance are assessed, we use real GDP as the basis, which acts as the key driver for movements in many of the other economic and market variables used, including equity market and volatility indices, corporate credit spreads, unemployment rates, housing prices and consumer credit. In addition, we also consider industry-specific variables, where applicable. Many of the variables have a high degree of interdependency, and as such, there is no single variable to which the allowance is sensitive.

Our total allowance for credit losses as at July 31, 2024, was $4,750 million ($4,267 million as at October 31, 2023) and comprised an allowance on performing loans of $3,739 million and an allowance on impaired loans of $1,011 million ($3,572 million and $695 million, respectively, as at October 31, 2023). The allowance on performing loans increased $167 million from the fourth quarter of 2023, primarily driven by portfolio credit migration, model updates, uncertainty in credit conditions as well as higher balances, partially offset by a net improvement in the macro-economic outlook, including the adoption of a fourth economic scenario, and the impact of the sale of a portfolio of recreational vehicle loans.

Information on the Provision for Credit Losses for the three months and nine months ended July 31, 2024, can be found in the Total Provision for Credit Losses section.

For additional information, refer to Risk Management section, Allowance for Credit Losses section of BMO’s 2023 Annual Report, Note 4 of the audited annual consolidated financial statements, as well as Note 3 of the unaudited interim consolidated financial statements.

This Accounting Policies and Critical Accounting Estimates and Judgments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Changes in Accounting Policies

IFRS 17, Insurance Contracts and IAS 40, Investment Property

Effective November 1, 2023, we adopted IFRS 17, which provides a comprehensive approach to accounting for all types of insurance contracts and replaced existing IFRS 4, Insurance Contracts. Upon transition to IFRS 17, we also voluntarily changed our accounting policy for the measurement of investment properties, included in insurance-related assets in other assets in our Consolidated Balance Sheet, from cost to fair value. These changes were applied retrospectively to fiscal 2023 results.

IFRS 9, Financial Instruments

Effective November 1, 2023, we voluntarily changed our accounting policy to account for regular way contracts to buy or sell financial assets on trade date, instead of on settlement date, and applied this change retrospectively.

IAS 12, Income Taxes

Effective November 1, 2023, we adopted an amendment to IAS 12, Income Taxes (IAS 12), which impacts note disclosures in our consolidated financial statements.

For additional information on the above changes, refer to Note 1 of the unaudited interim consolidated financial statements.

36 BMO Financial Group Third Quarter Report 2024

Future Changes in Accounting Policies

We monitor the potential changes proposed by the International Accounting Standards Board (IASB) and analyze the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the bank in the future, can be found in Note 1 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report and in Note 1 of the unaudited interim consolidated financial statements.

Other Regulatory Developments

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this document.

For a comprehensive discussion of other regulatory developments, refer to the Enterprise-Wide Capital Management section, the Risks That May Affect Future Results section, the Liquidity and Funding Risk section, and the Legal and Regulatory Risk section of BMO’s 2023 Annual Report.

New Canadian Tax Measures

On June 20, 2024, the Canadian government enacted legislation that contained a number of measures, including a rule that would, in certain circumstances, deny deductions for dividends that are received after 2023. Beginning January 1, 2024, we no longer reported this revenue related to certain Canadian dividends on a taxable equivalent basis in BMO Capital Markets.

In addition, the legislation included the Global Minimum Tax Act, which introduced a 15% global minimum tax on income earned by large multinational groups. The global minimum tax rules will be effective for our fiscal year beginning November 1, 2024.

For additional information, refer to Note 1 of the unaudited interim consolidated financial statements.

U.S. Federal Deposit Insurance Corporation Assessment

In November 2023, the U.S. Federal Deposit Insurance Corporation (FDIC) approved the final rule to implement the special assessment on depository institutions to recover the losses incurred in the deposit insurance fund that were attributable to the protection of uninsured depositors of Silicon Valley Bank and Signature Bank. BMO recorded a $417 million ($313 million after-tax) charge related to the FDIC special assessment in the first quarter of fiscal 2024. In February 2024, the FDIC provided an update to the special assessment on losses to the deposit insurance fund, as well as the potential recoveries expected to reduce these estimated losses. As a result, we recorded an additional charge of $50 million ($67 million pre-tax) in non-interest expense in the second quarter of fiscal 2024, and a $5 million ($6 million pre-tax) charge in the third quarter of fiscal 2024.

Interbank Offered Rate (IBOR) Reform

BMO has transitioned all Canadian Dollar Offered Rate (CDOR) settings to alternative reference rates, except for certain loans for which the interest rate will reset after July 31, 2024. For additional details regarding interest rate benchmarks, refer to Note 1 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report.

This Other Regulatory Developments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Third Quarter Report 2024 37

Risk Management

BMO’s risk management policies and processes to identify, measure, manage, monitor, mitigate and report its credit and counterparty, market, insurance, liquidity and funding, operational, including technology and cyber-related risks, legal and regulatory, strategic, environmental and social, and reputation risks are outlined in the Enterprise-Wide Risk Management section of BMO’s 2023 Annual Report.

Top and Emerging Risks That May Affect Future Results

BMO’s top and emerging risks and other factors that may affect future results are described in the Enterprise-Wide Risk Management section of BMO’s 2023 Annual Report. The following is an update to the 2023 Annual Report.

Update on General Economic Conditions

Economic conditions impact BMO’s financial results, operational efficiency, strategic direction and our clients and customers. Sources of potential risk to economic conditions may include the degree of GDP growth, monetary and fiscal policies, interest rates, unemployment levels and geopolitical risk.

The current credit cycle has led to increased provisions for credit losses from historically low levels, reflecting the impact of prolonged high interest rates, shifting consumer preferences on businesses and higher insolvencies. Though easing, interest rates remain high, and our customers could be affected by higher financing costs, leading to continued credit migration, delinquencies and further increases to the bank’s provisions for loan losses in the near term. Management actively monitors the economic environment to proactively take appropriate actions to respond to uncertainties and reduce the impact on the bank’s results, as any significant changes may affect our operations, clients and customers.

The conflicts in Ukraine and the Middle East continue to pose significant geopolitical risk, giving rise to greater risk exposures in capital flows, trade and commodity markets worldwide. The potential of an escalation could have adverse impacts on the economy and inflation, including on the bank, our customers, and our third-party relationships. Additionally, the outcome of the November 2024 U.S. presidential and congressional elections could increase economic uncertainty, especially relating to trade protectionism and the budget deficit. We monitor and assess our businesses regularly, and the impact on our customers and third parties.

For further information on the North American economic outlook, refer to the Economic Developments and Outlook section.

Real Estate Secured Lending

Real Estate Secured Lending includes residential mortgage and home equity line of credit (HELOC) exposures. The following tables provide a breakdown of residential mortgages and home equity lines of credit by geographic region, as well as insured and uninsured balances. Residential mortgages and home equity lines of credit are secured by residential properties.

Canadian Real Estate Secured Lending

(Canadian $ in millions, except as noted)	Residential mortgages	Amortizing home equity lines of credit	Total amortizing real estate secured lending	Non-amortizing real estate secured lending	Total Canadian real estate secured lending
As at July 31, 2024	155,781	36,116	191,897	13,431	205,328
As at April 30, 2024	151,770	35,683	187,453	13,267	200,720

Residential Mortgages (1)

	As at July 31, 2024					As at April 30, 2024
(Canadian $ in millions, except as noted)	Outstanding Balances				For the three months ended	Outstanding Balances				For the three months ended
Region (2)	Insured (3)	Uninsured	Total	% of total	Average LTV uninsured (4)	Insured (3)	Uninsured	Total	% of total	Average LTV uninsured (4)
Atlantic	3,291	3,657	6,948	3.7%	70%	3,317	3,479	6,796	3.8%	70%
Quebec	9,001	13,430	22,431	12.0%	71%	9,080	12,985	22,065	12.2%	71%
Ontario	14,155	61,709	75,864	40.7%	70%	14,261	58,743	73,004	40.5%	71%
Alberta	9,484	7,885	17,369	9.3%	73%	9,654	7,520	17,174	9.5%	73%
British Columbia	4,556	24,811	29,367	15.8%	67%	4,599	24,323	28,922	16.0%	68%
All other Canada	2,191	1,611	3,802	2.0%	72%	2,244	1,565	3,809	2.1%	72%
Total Canada	42,678	113,103	155,781	83.5%	70%	43,155	108,615	151,770	84.1%	71%
United States	61	30,670	30,731	16.5%	78%	61	28,630	28,691	15.9%	76%
Total	42,739	143,773	186,512	100%	72%	43,216	137,245	180,461	100%	72%

(1)	Reporting methodologies are in accordance with OSFI’s B-20 guideline.
(2)	Region is based upon address of the property mortgaged.
(3)	Portfolio insured mortgages are defined as mortgages that are insured individually or in bulk through an eligible insurer (i.e., CMHC, Sagen MI CanadaTM).
(4)	Mortgage loan-to-value (LTV) is the ratio of the loan balance to the value of the property at origination. Averages are weighted by loan balance.

38 BMO Financial Group Third Quarter Report 2024

Home Equity Lines of Credit (1)

	As at July 31, 2024					As at April 30, 2024
(Canadian $ in millions, except as noted)	Portfolio				For the three months ended	Portfolio				For the three months ended
Region (2)	Outstanding Balances	%	Authorizations	%	Average LTV (3)	Outstanding Balances	%	Authorizations	%	Average LTV (3)
Atlantic	1,029	1.8%	1,994	1.7%	64%	1,013	1.8%	1,965	1.7%	61%
Quebec	9,191	16.5%	18,502	16.0%	70%	9,133	16.5%	18,328	16.0%	68%
Ontario	25,124	44.9%	46,946	40.5%	61%	24,790	44.9%	46,427	40.4%	58%
Alberta	3,195	5.7%	7,132	6.2%	61%	3,179	5.7%	7,103	6.2%	61%
British Columbia	10,276	18.4%	19,614	16.9%	60%	10,102	18.3%	19,335	16.8%	58%
All other Canada	732	1.3%	1,488	1.3%	67%	733	1.3%	1,492	1.3%	62%
Total Canada	49,547	88.6%	95,676	82.6%	62%	48,950	88.5%	94,650	82.4%	60%
United States	6,403	11.4%	20,142	17.4%	60%	6,367	11.5%	20,193	17.6%	58%
Total	55,950	100%	115,818	100%	62%	55,317	100%	114,843	100%	60%

(1)	Reporting methodologies are in accordance with OSFI’s B-20 guideline.
(2)	Region is based upon address of the property mortgaged.
(3)	HELOC loan-to-value (LTV) is the ratio of the authorized amount to the value of the property at origination. Averages are weighted by authorized amount.

Residential Mortgages by Remaining Term of Amortization (1) (2)

	As at July 31, 2024
	Amortization period
	< 5 Years %	6-10 Years %	11-15 Years %	16-20 Years %	21-25 Years %	26-30 Years %	31-35 Years %	> 35 Years %
Canada (3)	0.7%	2.6%	6.5%	14.6%	32.4%	22.3%	4.1%	16.8%
United States (4)	0.4%	1.8%	4.3%	2.4%	9.2%	81.7%	0.1%	0.1%
Total	0.7%	2.5%	6.1%	12.6%	28.5%	32.1%	3.4%	14.1%

	As at April 30, 2024
	Amortization period
	< 5 Years %	6-10 Years %	11-15 Years %	16-20 Years %	21-25 Years %	26-30 Years %	31-35 Years %	> 35 Years %
Canada (3)	0.7%	2.6%	6.4%	14.1%	32.2%	20.4%	2.3%	21.3%
United States (4)	0.4%	2.0%	4.8%	2.5%	9.5%	80.6%	0.1%	0.1%
Total	0.7%	2.5%	6.1%	12.2%	28.6%	30.1%	1.9%	17.9%

(1)	In Canada, the remaining amortization is based on the current balance, interest rate, customer payment amount and payment frequency. Contractual payment schedule is used in the United States.
(2)	Reporting methodologies are in accordance with OSFI’s B-20 guideline.
(3)

As a result of increases in interest rates, the portfolio included $15.1 billion ($19.9 billion as at April 30, 2024) of variable rate mortgages in negative amortization, with all of the contractual payments in the current period being applied to interest, and the portion of interest due that is not met by each payment is added to the principal.

(4)

A large proportion of U.S.-based mortgages in the longer amortization band are primarily associated with modification programs for troubled borrowers and regulator-initiated mortgage refinancing programs.

International Exposures

BMO’s geographic exposures outside of Canada and the United States are subject to a risk management framework that incorporates assessments of the economic and political risk in each region or country. These exposures are also managed within limits based on product, entity and country of ultimate risk. Our exposure to these regions as at July 31, 2024, is set out in the following table.

The table outlines total net exposure for funded lending and undrawn commitments, securities (including cash products, traded credit and credit default swap activity), repo-style transactions and derivatives. Repo-style transactions and derivatives exposure are reported as mark-to-market value. Derivatives exposure incorporates transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

Exposure by Region

	As at July 31, 2024													As at April 30, 2024
(Canadian $ in millions)	Funded Lending and Commitments				Securities				Repo-Style Transactions and Derivatives				Total Net Exposure	Total Net Exposure
Region	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
Europe (excluding United Kingdom)	922	3,140	-	4,062	489	49	3,527	4,065	562	300	29	891	9,018	8,750
United Kingdom	71	5,472	123	5,666	177	78	1,406	1,661	68	484	156	708	8,035	6,292
Latin America	2,339	5,947	-	8,286	-	282	-	282	4	103	-	107	8,675	8,945
Asia-Pacific	3,155	3,597	9	6,761	576	47	2,906	3,529	565	212	167	944	11,234	11,529
Africa and Middle East	1,587	845	105	2,537	2	3	18	23	-	236	1,519	1,755	4,315	3,927
Other (1)	-	5	-	5	35	-	3,465	3,500	7	-	1,169	1,176	4,681	5,396
Total	8,074	19,006	237	27,317	1,279	459	11,322	13,060	1,206	1,335	3,040	5,581	45,958	44,839

(1)	Primarily exposure to supranational entities.

This Risk Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Third Quarter Report 2024 39

Market Risk

BMO’s market risk management practices and key measures are outlined in the Market Risk section of BMO’s 2023 Annual Report.

Linkages between Balance Sheet Items and Market Risk Disclosures

The table below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprising balances that are subject to either traded risk or non-traded risk measurement techniques.

	As at July 31, 2024				As at October 31, 2023
	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Primary risk factors for non-traded risk balances
(Canadian $ in millions)		Traded risk (1)	Non-traded risk (2)			Traded risk (1)	Non-traded risk (2)

Assets Subject to Market Risk

Cash and cash equivalents	74,761	-	74,761	-	77,934	-	77,934	-	Interest rate
Interest bearing deposits with banks	3,562	178	3,384	-	4,109	236	3,873	-	Interest rate
Securities	387,614	156,828	230,786	-	321,545	122,926	198,619	-	Interest rate, credit spread, equity
Securities borrowed or purchased under resale agreements	118,005	-	118,005	-	115,662	-	115,662	-	Interest rate
Loans and acceptances (net of allowance for credit losses)	673,224	6,945	666,279	-	656,665	4,412	652,253	-	Interest rate, foreign exchange
Derivative instruments	36,834	32,974	3,860	-	39,976	34,004	5,972	-	Interest rate, foreign exchange
Customer’s liabilities under acceptances	495	-	495	-	8,111	-	8,111	-	Interest rate
Other assets	105,975	9,002	59,459	37,514	123,004	4,734	80,547	37,723	Interest rate
Total assets	1,400,470	205,927	1,157,029	37,514	1,347,006	166,312	1,142,971	37,723

Liabilities Subject to Market Risk

Deposits	965,239	45,134	920,105	-	910,879	35,300	875,579	-	Interest rate, foreign exchange
Derivative instruments	49,488	45,837	3,651	-	50,193	43,166	7,027	-	Interest rate, foreign exchange
Acceptances	495	-	495	-	8,111	-	8,111	-	Interest rate
Securities sold but not yet purchased	39,967	39,967	-	-	43,774	43,774	-	-	Interest rate
Securities lent or sold under repurchase agreements	125,326	-	125,326	-	106,108	-	106,108	-	Interest rate
Other liabilities	127,677	34	127,467	176	143,590	33	143,497	60	Interest rate
Subordinated debt	9,321	-	9,321	-	8,228	-	8,228	-	Interest rate
Total liabilities	1,317,513	130,972	1,186,365	176	1,270,883	122,273	1,148,550	60

(1)	Primarily comprises balance sheet items that are subject to the trading and underwriting risk management framework and recorded at fair value through profit or loss.
(2)	Primarily comprises balance sheet items that are subject to the structural balance sheet insurance risk management framework and secured financing transactions.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Trading Market Risk Measures

Average Total Trading Value at Risk (VaR) increased quarter-over-quarter, primarily due to interest rate and equity portfolio exposure changes, partially offset by increased diversification.

Total Trading Value at Risk (1) (2)

	For the quarter ended July 31, 2024				April 30, 2024	July 31, 2023
(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Average	Average
Commodity VaR	3.8	4.4	5.2	3.2	3.5	2.4
Equity VaR	15.7	16.6	21.6	12.3	15.7	12.5
Foreign exchange VaR	0.7	1.2	2.8	0.5	0.8	3.4
Interest rate VaR (2)	33.5	32.2	41.5	25.4	28.5	37.0
Diversification	(17.9)	(19.8)	nm	nm	(16.5)	(24.7)
Total Trading VaR	35.8	34.6	38.9	30.9	32.0	30.6

(1)	One-day measure using a 99% confidence interval. Benefits are presented in parentheses and losses are presented as positive numbers.
(2)	Interest rate VaR includes credit spread risk.

 nm – not meaningful

40 BMO Financial Group Third Quarter Report 2024

Structural (Non-Trading) Market Risk

Our structural market risk strategy and profile remains consistent with prior periods. The net balance sheet is fully invested in an intermediate duration target interest rate profile. Structural economic value exposure to rising rates and benefit to falling rates decreased relative to April 30, 2024, primarily due to modelled deposit pricing being less rate-sensitive at lower projected interest rate levels following the increase in term market rates during the current quarter.

Structural earnings benefit to rising interest rates and exposure to falling interest rates increased modestly, relative to April 30, 2024.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates (1) (2)

	Economic value sensitivity					Earnings sensitivity over the next 12 months
(Pre-tax Canadian $ equivalent in millions)			July 31, 2024	April 30, 2024	July 31, 2023			July 31, 2024	April 30, 2024	July 31, 2023
	Canada (3)	United States	Total	Total	Total	Canada (3)	United States	Total	Total	Total
100 basis point increase	(796)	(832)	(1,629)	(2,008)	(1,515)	107	201	309	257	308
100 basis point decrease	703	149	852	1,447	927	(71)	(223)	(294)	(270)	(348)

(1)	Losses are presented in brackets and gains are presented as positive numbers.
(2)	Interest rate sensitivities assume an immediate and sustained parallel shift in assumed interest rates across the entire yield curve as at the end of the period using a constant balance sheet.
(3)	Includes Canadian dollar and other currencies.

Insurance Risk

The bank adopted IFRS 17, Insurance Contracts (IFRS 17) effective November 1, 2023. IFRS 17 changes the fundamental principles used to recognize and measure insurance contracts, including life insurance contracts, reinsurance contracts held and investment contracts with discretionary participation features. Under IFRS 17, the discount rates used to calculate the present value of insurance liabilities are no longer based on the assets supporting those liabilities, but rather on the features of the insurance liabilities themselves. As such, insurance market risk largely includes interest rate risk arising from our insurance business activities.

For additional information, refer to Note 1 of the unaudited interim consolidated financial statements. Additional information on Insurance Risk governance can be found in the Enterprise-Wide Risk Management section of BMO’s 2023 Annual Report.

We entered into hedging arrangements to offset the impact of changes in interest rates on our earnings. The table below reflects the estimated immediate impact on, or sensitivity of, our net income to certain changes in interest rates and includes the estimated impact of the above hedging arrangements.

(Pre-tax Canadian $ in millions)	As at July 31, 2024 (1)	As at April 30, 2024 (1)
50 basis point increase	5	(14)
50 basis point decrease	(5)	14

(1)	Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at the end of the period with no change in the ultimate risk-free rate.

Insurance product risk is the risk that actual experience related to claims, benefit payments and expenses does not emerge as expected. We are exposed to various types of product risk relating to our insurance contracts including mortality, policyholder behaviour, including termination and surrender or lapse, expenses, morbidity and longevity.

The table below presents the sensitivities before and after risk mitigation by reinsurance and assumes that all other variables remain constant.

	Q3 2024				Q2 2024
	Contractual service margin		Profit or loss		Contractual service margin		Profit or loss
(Canadian $ in millions)	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy-related assumptions
Mortality rates (1% increase) (1)	(19)	10	2	2	(18)	8	1	-
Lapse rates (10% increase) (2)	(162)	(58)	(7)	(3)	(158)	(60)	(6)	(4)
Expenses (5% increase) (3)	(9)	(9)	-	-	(9)	(9)	-	-

(1)	Mortality relates to the occurrence of death and is a key assumption for our life insurance business.
(2)

Policies are terminated through lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders.

(3)	Directly attributable operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated, directly attributable overhead expenses.

BMO Financial Group Third Quarter Report 2024 41

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

BMO continued to maintain a strong liquidity position in the third quarter of 2024. Both customer loans and deposits increased in the quarter, due to underlying growth. Wholesale funding decreased reflecting net maturities. BMO’s liquidity metrics, including the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR), remained well above internal targets and regulatory requirements.

BMO’s liquid assets are primarily held in our trading businesses, as well as in liquidity portfolios that are maintained for contingent liquidity risk management purposes and as investments of excess structural liquidity. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in the table below.

In the normal course of business, we may encumber a portion of cash and securities holdings as collateral in support of trading activities and participation in clearing and payment systems in Canada, the United States and abroad. In addition, we may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less assets encumbered as collateral, totalled $393.5 billion as at July 31, 2024, compared with $384.0 billion as at April 30, 2024. The increase in unencumbered liquid assets was primarily due to higher securities balances, partially offset by lower cash balances.

Net unencumbered liquid assets are primarily held at the parent bank level, at BMO Bank N.A., and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States, the Bank of England’s Sterling Monetary Framework, and European Central Bank standby liquidity facilities. We do not consider central bank facilities as a source of available liquidity when assessing the soundness of our liquidity position.

In addition to cash and securities holdings, we may also pledge other assets, including mortgages and loans, to raise long-term secured funding. BMO’s total encumbered assets and unencumbered liquid assets are summarized in the Asset Encumbrance table.

Liquid Assets

	As at July 31, 2024					As at April 30, 2024
(Canadian $ in millions)	Bank-owned assets	Other cash & securities received	Total gross assets (1)	Encumbered assets	Net unencumbered assets (2)	Net unencumbered assets (2)
Cash and cash equivalents	74,761	-	74,761	85	74,676	79,795
Deposits with other banks	3,562	-	3,562	-	3,562	4,347
Securities and securities borrowed or purchased under resale agreements
Sovereigns/Central banks/Multilateral development banks	175,455	112,198	287,653	152,899	134,754	121,766
NHA mortgage-backed securities and U.S. agency mortgage-backed securities and collateralized mortgage obligations	100,654	12,119	112,773	54,096	58,677	60,078
Corporate and other debt	36,852	21,927	58,779	14,003	44,776	44,567
Corporate equity	74,653	62,776	137,429	80,331	57,098	54,188
Total securities and securities borrowed or purchased under resale agreements	387,614	209,020	596,634	301,329	295,305	280,599
NHA mortgage-backed securities (reported as loans at amortized cost) (3)	24,727	-	24,727	4,749	19,978	19,214
Total liquid assets	490,664	209,020	699,684	306,163	393,521	383,955

(1)	Gross assets include bank-owned assets and cash and securities received from third parties.
(2)	Net unencumbered assets are defined as total gross assets less encumbered assets.
(3)

Under IFRS, National Housing Act (NHA) mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

42 BMO Financial Group Third Quarter Report 2024

Asset Encumbrance

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at July 31, 2024	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	78,323	-	85	-	78,238
Securities (5)	621,361	250,159	55,919	26,302	288,981
Loans	648,497	80,754	1,494	385,499	180,750
Other assets
Derivative instruments	36,834	-	-	36,834	-
Customers’ liability under acceptances	495	-	-	495	-
Premises and equipment	6,249	-	-	6,249	-
Goodwill	16,641	-	-	16,641	-
Intangible assets	4,961	-	-	4,961	-
Current tax assets	1,456	-	-	1,456	-
Deferred tax assets	3,268	-	-	3,268	-
Receivable from brokers, dealers and clients	32,162	-	-	32,162	-
Other	41,238	10,600	-	30,638	-
Total other assets	143,304	10,600	-	132,704	-
Total assets	1,491,485	341,513	57,498	544,505	547,969

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at April 30, 2024	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	84,216	-	74	-	84,142
Securities (5)	589,814	231,546	58,455	26,055	273,758
Loans	632,216	81,544	1,429	378,105	171,138
Other assets
Derivative instruments	37,816	-	-	37,816	-
Customers’ liability under acceptances	3,809	-	-	3,809	-
Premises and equipment	6,261	-	-	6,261	-
Goodwill	16,603	-	-	16,603	-
Intangible assets	4,994	-	-	4,994	-
Current tax assets	1,948	-	-	1,948	-
Deferred tax assets	3,597	-	-	3,597	-
Receivable from brokers, dealers and clients	33,076	-	-	33,076	-
Other	38,159	9,293	-	28,866	-
Total other assets	146,263	9,293	-	136,970	-
Total assets	1,452,509	322,383	59,958	541,130	529,038

(1)	Gross assets includes on-balance sheet and off-balance sheet assets.
(2)

Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that are pledged through repurchase agreements, securities lending, derivative contracts, and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as minimum required deposits at central banks, short sales and certain U.S. agency securities that have been sold to third parties but are consolidated under IFRS.

(3)

Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These included securities of $26.3 billion as at July 31, 2024, which include securities held at BMO’s insurance subsidiary, seller financing securities, significant equity investments, and certain investments held in our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.

(4)

Loans included in available as collateral represent loans currently lodged at central banks that may be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from BMO’s loan portfolio, such as incremental securitization, covered bond issuances and U.S. Federal Home Loan Bank (FHLB) advances.

(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

Net Unencumbered Liquid Assets by Legal Entity

(Canadian $ in millions)	As at July 31, 2024	As at April 30, 2024
BMO (parent)	239,902	239,308
BMO Bank N.A.	128,658	121,634
Broker dealers	24,961	23,013
Total net unencumbered liquid assets by legal entity	393,521	383,955

Funding Strategy

BMO’s funding strategy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must have a term (typically maturing in two to ten years) that will support the effective term to maturity of these assets. Secured and unsecured wholesale funding for liquid trading assets is largely shorter term (maturing in one year or less), aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different periods. Supplemental liquidity pools are funded largely with wholesale term funding.

We maintain a large and stable base of customer deposits that, in combination with our strong capital position, is a source of strength. This supports the maintenance of a sound liquidity position and reduces reliance on wholesale funding. Customer deposits totalled $703.6 billion as at July 31, 2024, increasing from $676.4 billion as at April 30, 2024, driven by underlying deposit growth across all business groups.

Total secured and unsecured wholesale funding outstanding, which largely consists of negotiable marketable securities, was $257.3 billion as at July 31, 2024, with $67.9 billion sourced as secured funding and $189.4 billion sourced as unsecured funding. Wholesale funding outstanding decreased from $263.8 billion as at April 30, 2024, primarily due to net wholesale funding maturities. The mix and maturities of BMO’s wholesale term funding are outlined in the following table. Additional information on deposit maturities can be found in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments section. We maintain a sizeable portfolio of unencumbered liquid assets, totalling $393.5 billion as at July 31, 2024, that can be monetized to meet potential funding requirements, as described in the Unencumbered Liquid Assets section above.

BMO Financial Group Third Quarter Report 2024 43

Wholesale Funding Maturities (1)

	As at July 31, 2024								As at April 30, 2024
(Canadian $ in millions)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total	Total
Deposits from banks	3,596	903	610	984	6,093	-	-	6,093	6,531
Certificates of deposit and commercial paper	9,801	15,545	29,578	35,562	90,486	138	-	90,624	98,925
Bearer deposit notes	1,717	2,426	1,332	209	5,684	-	-	5,684	3,971
Asset-backed commercial paper (ABCP)	1,258	2,152	2,616	1,310	7,336	-	-	7,336	6,948
Senior unsecured medium-term notes	194	5,468	5,654	9,168	20,484	7,831	38,245	66,560	65,681
Senior unsecured structured notes (2)	215	21	-	168	404	520	10,181	11,105	10,440
Secured funding
Mortgage and HELOC securitizations	-	667	842	2,229	3,738	1,726	12,379	17,843	17,750
Covered bonds	-	-	-	3,449	3,449	8,602	14,612	26,663	26,196
Other asset-backed securitizations (3)	-	37	-	-	37	1,320	5,739	7,096	8,132
Federal Home Loan Bank advances	-	-	-	-	-	4,828	4,170	8,998	11,010
Subordinated debt	-	-	-	-	-	25	9,295	9,320	8,235
Total	16,781	27,219	40,632	53,079	137,711	24,990	94,621	257,322	263,819
Of which:
Secured	1,258	2,856	3,458	6,988	14,560	16,476	36,900	67,936	70,036
Unsecured	15,523	24,363	37,174	46,091	123,151	8,514	57,721	189,386	193,783
Total (4)	16,781	27,219	40,632	53,079	137,711	24,990	94,621	257,322	263,819

(1)

Wholesale funding primarily includes funding raised through the issuance of negotiable marketable securities. Wholesale funding excludes repo transactions and bankers’ acceptances, which are disclosed in the Contractual Maturities or Assets and Liabilities and Off-Balance Sheet Commitments section, and also excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.

(2)	Primarily issued to institutional investors.
(3)	Includes credit card, auto and transportation finance loan securitizations.
(4)

Total wholesale funding consists of Canadian-dollar-denominated funding totalling $53.6 billion and U.S.-dollar-denominated and other foreign-currency-denominated funding totalling $203.7 billion as at July 31, 2024.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument type and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card loans, auto loans and home equity line of credit (HELOC) securitizations, covered bonds, and Canadian and U.S. senior unsecured deposits.

Our wholesale funding plan seeks to ensure sufficient funding capacity is available to execute our business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning processes, and assesses funding needs in relation to the sources available. The funding plan is reviewed annually by the senior management committees with specific related responsibilities and approved by the Risk Review Committee, and is regularly updated to reflect actual results and incorporate updated forecast information.

Additional information on Liquidity and Funding Risk governance can be found in the Liquidity and Funding Risk section of BMO’s 2023 Annual Report. Please also see the Risk Management section.

Credit Ratings

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in raising both capital and funding to support the bank’s business operations. Maintaining strong credit ratings allows us to access the wholesale markets at competitive pricing levels. Should BMO’s credit ratings experience a downgrade, our cost of funding may increase and our access to funding and capital through the wholesale markets could be constrained. A material downgrade of BMO’s ratings could also have other consequences, including those set out in Note 8 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. During the third quarter of fiscal 2024, Moody’s, Standard & Poor’s (S&P), Fitch and DBRS affirmed their ratings and maintained their stable outlook on BMO.

As at July 31, 2024
Rating agency	Short-term debt	Senior debt (1)	Long-term deposits/Legacy senior debt (2)	Subordinated debt (NVCC)	Outlook
Moody’s	P-1	A2	Aa2	Baa1 (hyb)	Stable
S&P	A-1	A-	A+	BBB+	Stable
Fitch	F1+	AA-	AA	A	Stable
DBRS	R-1 (high)	AA (low)	AA	A(low)	Stable

(1)	Subject to conversion under the Bank Recapitalization (Bail-In) Regime.
(2)

Long-term deposits/Legacy senior debt includes senior debt issued prior to September 23, 2018, and senior debt issued on or after September 23, 2018, that is excluded from the Bank Recapitalization (Bail-In) Regime.

We are required to deliver collateral to certain counterparties in the event of a downgrade of BMO’s current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations and collateral threshold arrangements, as applicable. As at July 31, 2024, we would be required to provide additional collateral to counterparties totalling $192 million, $485 million and $1,016 million, as a result of a one-notch, two-notch and three-notch downgrade, respectively.

44 BMO Financial Group Third Quarter Report 2024

Liquidity Coverage Ratio

The Liquidity Coverage Ratio (LCR) is calculated in accordance with the OSFI’s LAR Guideline and is summarized in the following table. The LCR is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) held to total net stressed cash outflows over the next 30 calendar days. BMO’s HQLA primarily comprises cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt, and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements, offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30-day horizon. Weightings prescribed by OSFI are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR does not reflect liquidity in BMO Financial Corp. (BFC) in excess of 100%, because of limitations on the transfer of liquidity between BFC and the parent bank. Canadian domestic systemically important banks (D-SIBs), including BMO, are required to maintain a minimum LCR of 100%. The average daily LCR for the quarter ended July 31, 2024 was 129%, equivalent to a surplus of $54 billion above the regulatory minimum. The LCR increased 1% from 128% in the prior quarter, due to higher HQLA. While banks are required to maintain an LCR of greater than 100% in normal conditions, they are also expected to be able to utilize HQLA during a period of stress, which may result in an LCR of less than 100% during such a period. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of its liquid assets or the funding alternatives that may be available during a period of stress. BMO’s total liquid assets are shown in the Liquid Assets table.

	For the quarter ended July 31, 2024
(Canadian $ in billions, except as noted)	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)

High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	244.1

Cash Outflows

Retail deposits and deposits from small business customers, of which:	297.6	21.3
Stable deposits	138.9	4.2
Less stable deposits	158.7	17.1
Unsecured wholesale funding, of which:	304.0	137.1
Operational deposits (all counterparties) and deposits in networks of cooperative banks	146.6	36.2
Non-operational deposits (all counterparties)	134.6	78.1
Unsecured debt	22.8	22.8
Secured wholesale funding	*	22.1
Additional requirements, of which:	253.2	50.1
Outflows related to derivatives exposures and other collateral requirements	29.6	8.2
Outflows related to loss of funding on debt products	3.3	3.3
Credit and liquidity facilities	220.3	38.6
Other contractual funding obligations	0.9	-
Other contingent funding obligations	534.4	11.2
Total cash outflows		241.8

Cash Inflows

Secured lending (e.g., reverse repos)	158.5	25.8
Inflows from fully performing exposures	16.9	9.0
Other cash inflows	17.3	17.3
Total cash inflows	192.7	52.1

For the quarter ended July 31, 2024		Total adjusted value (4)
Total HQLA		244.1
Total net cash outflows		189.7
Liquidity Coverage Ratio (%) (2)		129

For the quarter ended April 30, 2024		Total adjusted value (4)
Total HQLA		241.9
Total net cash outflows		189.6
Liquidity Coverage Ratio (%)		128

*	Disclosure is not required under the LCR disclosure standard.
(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)	Values are calculated based on the simple average of the daily LCR over 64 business days in the third quarter of 2024.
(3)	Weighted values are calculated after the application of the weights prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.
(4)	Adjusted values are calculated based on total weighted values after applicable caps as defined by the LAR Guideline.

BMO Financial Group Third Quarter Report 2024 45

Net Stable Funding Ratio

The Net Stable Funding Ratio (NSFR) is a regulatory liquidity metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets and is calculated in accordance with OSFI’s LAR Guideline. Unlike the LCR, which is a short-term metric, the NSFR assesses a bank’s medium-term and long-term resilience. The NSFR is defined as the ratio of the amount of available stable funding (ASF) to the amount of required stable funding (RSF). ASF represents the proportion of own and third-party resources that are expected to be reliably available over a one-year horizon (including customer deposits, long-term wholesale funding, and capital). The stable funding requirements for each institution are set by OSFI based on the liquidity and maturity characteristics of its on-balance sheet assets and off-balance sheet exposures. Weightings prescribed by OSFI are applied to notional asset and liability balances to determine ASF and RSF and the NSFR. Canadian domestic systemically important banks (D-SIBs), including BMO, are required to maintain a minimum NSFR of 100%. BMO’s NSFR was 116% as at July 31, 2024, equivalent to a surplus of $106 billion above the regulatory minimum. The NSFR increased from 115% in the prior quarter, as higher required stable funding was more than offset by higher available stable funding.

	For the quarter ended July 31, 2024
	Unweighted Value by Residual Maturity				Weighted Value (2)
(Canadian $ in billions, except as noted)	No maturity (1)	Less than 6 months	6 to 12 months	Over 1 year

Available Stable Funding (ASF) Item

Capital:	-	-	-	95.0	95.0
Regulatory capital	-	-	-	95.0	95.0
Other capital instruments	-	-	-	-	-
Retail deposits and deposits from small business customers:	222.8	69.4	43.4	73.6	374.7
Stable deposits	113.4	27.2	17.0	15.8	165.5
Less stable deposits	109.4	42.2	26.4	57.8	209.2
Wholesale funding:	307.2	286.2	70.4	108.4	291.4
Operational deposits	150.9	-	-	-	75.5
Other wholesale funding	156.3	286.2	70.4	108.4	215.9
Liabilities with matching interdependent assets	-	0.8	1.3	13.3	-
Other liabilities:	4.2	*	*	74.4	16.6
NSFR derivative liabilities	*	*	*	7.3	*
All other liabilities and equity not included in the above categories	4.2	50.3	0.3	16.5	16.6
Total ASF	*	*	*	*	777.7

Required Stable Funding (RSF) Item

Total NSFR high-quality liquid assets (HQLA)	*	*	*	*	17.6
Deposits held at other financial institutions for operational purposes	-	0.5	-	-	0.2
Performing loans and securities:	207.6	204.5	70.7	365.3	542.6
Performing loans to financial institutions secured by Level 1 HQLA	-	99.7	3.4	-	4.0
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	34.5	49.8	8.6	21.0	65.7
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	124.9	40.5	40.6	170.9	289.9
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	-	-	-	-	-
Performing residential mortgages, of which:	13.4	11.9	15.1	144.2	125.8
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	13.4	11.9	15.1	144.2	125.8
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	34.8	2.6	3.0	29.2	57.2
Assets with matching interdependent liabilities	-	0.8	1.3	13.3	-
Other assets:	47.6	*	*	95.8	89.4
Physical traded commodities, including gold	9.0	*	*	*	7.6
Assets posted as initial margin for derivative contracts and contributions to default funds of central clearing parties	*	*	*	15.7	13.3
NSFR derivative assets	*	*	*	3.9	-
NSFR derivative liabilities before deduction of variation margin posted	*	*	*	15.9	0.8
All other assets not included in the above categories	38.6	38.9	0.4	21.0	67.7
Off-balance sheet items	*	*	*	613.7	21.6
Total RSF	*	*	*	*	671.4
Net Stable Funding Ratio (%)	*	*	*	*	116

For the quarter ended April 30, 2024					Weighted Value (2)
Total ASF					753.5
Total RSF					653.7
Net Stable Funding Ratio (%)					115

*	Disclosure is not required under the NSFR disclosure standard.
(1)

Items to be reported in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as non-maturity deposits, short positions, open maturity positions, non-HQLA equities, physical traded commodities and demand loans.

(2)	Weighted values are calculated after the application of the weights prescribed under the OSFI LAR Guideline for ASF and RSF.

46 BMO Financial Group Third Quarter Report 2024

Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturities of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows, under both normal market conditions and a number of stress scenarios, to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related discounts (“haircuts”) and potential collateral requirements that may result from both market volatility and credit rating downgrades, among other assumptions.

(Canadian $ in millions)									July 31, 2024
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments

Assets

Cash and cash equivalents	72,485	-	-	-	-	-	-	-	2,276	74,761
Interest bearing deposits with banks	2,117	519	449	398	79	-	-	-	-	3,562
Securities	5,705	7,957	22,327	6,550	6,164	19,262	79,475	165,522	74,652	387,614
Securities borrowed or purchased under resale agreements	90,140	20,093	4,348	1,962	1,462	-	-	-	-	118,005
Loans (1)
Residential mortgages	1,445	3,093	5,482	6,193	6,870	47,759	84,459	31,017	194	186,512
Consumer instalment and other personal	502	921	1,597	1,766	1,926	13,923	26,679	18,871	26,370	92,555
Credit cards	-	-	-	-	-	-	-	-	13,437	13,437
Business and government	11,580	13,735	15,453	14,248	20,653	52,430	117,043	36,315	103,539	384,996
Allowance for credit losses	-	-	-	-	-	-	-	-	(4,276)	(4,276)
Total loans, net of allowance	13,527	17,749	22,532	22,207	29,449	114,112	228,181	86,203	139,264	673,224
Other assets
Derivative instruments	3,326	4,248	4,788	5,208	1,387	4,623	6,812	6,442	-	36,834
Customers’ liability under acceptances	436	58	1	-	-	-	-	-	-	495
Receivable from brokers, dealers and clients	32,162	-	-	-	-	-	-	-	-	32,162
Other	3,734	825	617	42	12	13	14	7,755	60,801	73,813
Total other assets	39,658	5,131	5,406	5,250	1,399	4,636	6,826	14,197	60,801	143,304
Total assets	223,632	51,449	55,062	36,367	38,553	138,010	314,482	265,922	276,993	1,400,470

(Canadian $ in millions)									July 31, 2024
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity
Deposits (2) (3)	42,726	61,080	84,630	55,264	61,911	48,801	89,526	25,151	496,150	965,239
Other liabilities
Derivative instruments	3,824	7,499	6,046	8,715	1,808	5,477	7,504	8,615	-	49,488
Acceptances	436	58	1	-	-	-	-	-	-	495
Securities sold but not yet purchased (4)	39,967	-	-	-	-	-	-	-	-	39,967
Securities lent or sold under repurchase agreements (4)	118,155	4,302	976	179	-	1,714	-	-	-	125,326
Securitization and structured entities’ liabilities	15	584	1,023	1,100	2,329	3,129	9,231	18,811	-	36,222
Payable to brokers, dealers and clients	34,525	-	-	-	-	-	-	-	-	34,525
Other	13,416	390	1,885	160	193	5,967	4,168	4,864	25,887	56,930
Total other liabilities	210,338	12,833	9,931	10,154	4,330	16,287	20,903	32,290	25,887	342,953
Subordinated debt	-	-	-	-	-	25	25	9,271	-	9,321
Total equity	-	-	-	-	-	-	-	-	82,957	82,957
Total liabilities and equity	253,064	73,913	94,561	65,418	66,241	65,113	110,454	66,712	604,994	1,400,470

(1)	Loans receivable on demand have been included under no maturity.
(2)	Deposits payable on demand and payable after notice have been included under no maturity.
(3)

Deposits totalling $31,363 million as at July 31, 2024, have a fixed maturity date; however, they can be redeemed early (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date.

(4)	Presented based on their earliest maturity date.

(Canadian $ in millions)									July 31, 2024
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Off-Balance Sheet Commitments

Commitments to extend credit (1)	2,565	6,792	10,372	10,537	19,550	45,174	127,602	6,711	-	229,303
Letters of credit (2)	2,972	3,759	6,882	5,309	7,285	2,445	3,450	41	-	32,143
Backstop liquidity facilities	-	703	419	292	3,310	4,655	7,970	815	-	18,164
Other commitments (3)	29	152	97	90	96	387	522	106	-	1,479

(1)

Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturities.
(3)	Other commitments comprise purchase obligations and lease commitments for leases signed but not yet commenced.

BMO Financial Group Third Quarter Report 2024 47

(Canadian $ in millions)									October 31, 2023
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments

Assets

Cash and cash equivalents	75,473	-	-	-	-	-	-	-	2,461	77,934
Interest bearing deposits with banks	2,775	680	383	153	118	-	-	-	-	4,109
Securities	4,115	8,556	7,225	5,585	6,602	29,930	64,250	139,501	55,781	321,545
Securities borrowed or purchased under resale agreements	93,707	12,311	6,903	2,491	-	250	-	-	-	115,662
Loans (1)
Residential mortgages	1,121	2,188	3,403	4,246	4,761	27,229	107,347	26,689	266	177,250
Consumer instalment and other personal	285	621	1,028	1,343	1,542	8,094	35,467	29,992	25,670	104,042
Credit cards	-	-	-	-	-	-	-	-	12,294	12,294
Business and government	19,671	10,920	12,550	16,370	16,953	49,366	114,289	27,880	98,887	366,886
Allowance for credit losses	-	-	-	-	-	-	-	-	(3,807)	(3,807)
Total loans, net of allowance	21,077	13,729	16,981	21,959	23,256	84,689	257,103	84,561	133,310	656,665
Other assets
Derivative instruments	2,797	4,539	2,670	2,827	1,555	7,804	9,325	8,459	-	39,976
Customers’ liability under acceptances	4,682	3,423	6	-	-	-	-	-	-	8,111
Receivable from brokers, dealers and clients	53,002	-	-	-	-	-	-	-	-	53,002
Other	3,580	814	336	42	4	10	19	7,629	57,568	70,002
Total other assets	64,061	8,776	3,012	2,869	1,559	7,814	9,344	16,088	57,568	171,091
Total assets	261,208	44,052	34,504	33,057	31,535	122,683	330,697	240,150	249,120	1,347,006

(Canadian $ in millions)									October 31, 2023
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity

Deposits (2) (3)	48,986	63,728	64,939	60,911	52,040	47,624	80,829	18,624	473,198	910,879
Other liabilities
Derivative instruments	3,103	8,450	3,033	2,278	2,014	7,694	11,748	11,873	-	50,193
Acceptances	4,682	3,423	6	-	-	-	-	-	-	8,111
Securities sold but not yet purchased (4)	43,774	-	-	-	-	-	-	-	-	43,774
Securities lent or sold under repurchase agreements (4)	99,006	4,751	476	539	-	1,336	-	-	-	106,108
Securitization and structured entities’ liabilities	97	717	1,199	2,195	592	4,896	9,870	7,528	-	27,094
Payable to brokers, dealers and clients	53,754	-	-	-	-	-	-	-	-	53,754
Other	13,266	2,274	116	110	108	14,109	2,764	6,160	23,835	62,742
Total other liabilities	217,682	19,615	4,830	5,122	2,714	28,035	24,382	25,561	23,835	351,776
Subordinated debt	-	-	-	-	-	-	25	8,203	-	8,228
Total equity	-	-	-	-	-	-	-	-	76,123	76,123
Total liabilities and equity	266,668	83,343	69,769	66,033	54,754	75,659	105,236	52,388	573,156	1,347,006

(1)	Loans receivable on demand have been included under no maturity.
(2)	Deposits payable on demand and payable after notice have been included under no maturity.
(3)

Deposits totalling $30,852 million as at October 31, 2023, have a fixed maturity date; however, they can be redeemed early (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date.

(4)	Presented based on their earliest maturity date.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

(Canadian $ in millions)									October 31, 2023
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Off-Balance Sheet Commitments

Commitments to extend credit (1)	2,216	4,874	9,377	14,499	14,190	41,713	129,634	5,927	-	222,430
Letters of credit (2)	1,641	5,088	5,739	5,397	6,065	3,663	3,778	48	-	31,419
Backstop liquidity facilities	212	241	666	2,207	2,039	3,951	8,643	846	-	18,805
Other commitments (3)	46	91	106	101	155	354	626	141	-	1,620

(1)

Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturities.
(3)	Other commitments comprise purchase obligations and lease commitments for leases signed but not yet commenced.

This Liquidity and Funding Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

48 BMO Financial Group Third Quarter Report 2024

Glossary of Financial Terms

Adjusted Earnings and Measures

Management considers both reported and adjusted results to be useful in assessing underlying ongoing business performance, as set out in the Non-GAAP and Other Financial Measures section.

•	Adjusted Revenue – calculated as revenue excluding the impact of certain non-recurring items, and adjusted net revenue is adjusted revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). Beginning the first quarter of 2023, we no longer report CCPB given the adoption and retrospective application of IFRS 17.

•	Adjusted Provision for Credit Losses – calculated as provision for credit losses excluding the impact of certain non-recurring items.

•	Adjusted Non-Interest Expense – calculated as non-interest expense excluding the impact of certain non-recurring items.

•	Adjusted Effective Tax Rate – calculated as adjusted provision for income taxes divided by adjusted income before provision for income taxes.

•	Adjusted Net Income – calculated as net income excluding the impact of certain non-recurring items.

Allowance for Credit Losses represents an amount deemed appropriate by management to absorb credit-related losses on loans and acceptances and other credit instruments, in accordance with applicable accounting standards. Allowance on Performing Loans is maintained to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Allowance on Impaired Loans is maintained to reduce the carrying value of individually identified impaired loans to the expected recoverable amount.

Assets under Administration and Assets under Management refers to assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the Consolidate Balance Sheet of the administering or managing financial institution.

Asset-Backed Commercial Paper (ABCP) is a short-term investment. The commercial paper is backed by assets such as trade receivables and is generally used for short-term financing needs.

Average Annual Total Shareholder Return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a fixed period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.

Average Earning Assets represents the daily average balance of deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans over a one-year period.

Average Earning Assets, excluding Trading and Insurance Assets represents the daily average balance of deposits with central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans, over a one-year period. Average earning assets, excluding trading and insurance assets, exclude trading and insurance earning assets.

Average Net Loans and Acceptances is the daily or monthly average balance of loans and customers’ liability under acceptances, net of the allowance for credit losses, over a one-year period.

Bail-In Debt is senior unsecured debt subject to the Canadian Bail-In Regime. Bail-in debt includes senior unsecured debt issued directly by the bank on or after September 23, 2018, which has an original term greater than 400 days and is marketable, subject to certain exceptions. Some or all of this debt may be statutorily converted into common shares of the bank under the Bail-In Regime if the bank enters resolution.

Bankers’ Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.

Basis Point is one one-hundredth of a percentage point.

Collateralized Mortgage Obligations (CMOs) are debt securities with multiple tranches, issued by structured entities and collateralized by a pool of mortgages. Each tranche offers different terms, interest rates, and risks.

Common Equity Tier 1 (CET1) Capital comprises common shareholders’ equity, including applicable CSM, net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions.

Common Equity Tier 1 (CET1) Ratio is calculated as CET1 Capital, which comprises common shareholders’ equity, including applicable CSM, net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items (which may include a portion of expected credit loss provisions), divided by risk-weighted assets. The CET1 Ratio is calculated in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline.

Common Shareholders’ Equity is the most permanent form of capital. For regulatory capital purposes, common shareholders’ equity comprises common shareholders’ equity, net of capital deductions.

Contractual Service Margin (CSM) represents the unearned profit of a group of insurance contracts that we expect to recognize in the income statement as services provided.

Credit and Counterparty Risk is the potential for financial loss due to the failure of an obligor (i.e., a borrower, endorser, guarantor or counterparty) to repay a loan or honour another predetermined financial obligation.

Derivatives are contracts, requiring no initial or little investment, with a value that is derived from movements in underlying interest or foreign exchange rates, equity or commodity prices or other indices. Derivatives are used to transfer, modify or reduce current or expected risks from changes in rates and prices.

Dividend Payout Ratio represents common share dividends as a percentage of net income available to common shareholders. It is computed by dividing dividends per share by basic earnings per share. Adjusted dividend payout ratio is calculated in the same manner, using adjusted net income.

Dividend Yield represents dividends per common share divided by the closing share price.

Earnings per Share (EPS) is calculated by dividing net income attributable to bank shareholders, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Adjusted EPS is calculated in the same manner, using adjusted net income attributable to bank shareholders. Diluted EPS, which is BMO’s basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS, and is more fully explained in Note 23 of the consolidated financial statements.

Earnings Sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month pre-tax net income from a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Economic Capital is an expression of the enterprise’s capital demand requirement relative to its view of the economic risks in its underlying business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should severely adverse situations arise. Economic capital is calculated for various types of risk, including credit, market (trading and non-trading), operational non-financial, business and insurance, based on a one-year time horizon using a defined confidence level.

Economic Value Sensitivity is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Effective Tax Rate is calculated as provision for income taxes divided by income before provision for income taxes.

Efficiency Ratio (or Expense-to-Revenue Ratio) is a measure of productivity. It is calculated as non-interest expense divided by total revenue (on a taxable equivalent basis in the operating groups), expressed as a percentage.

Environmental and Social Risk is the potential for loss or harm directly or indirectly resulting from

BMO Financial Group Third Quarter Report 2024 49

environmental and social factors that impact BMO or its customers, and BMO’s impact on the environment and society.

Fair Value is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act in an orderly market transaction.

Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specified price and date in the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margin requirements.

Gross Impaired Loans and Acceptances (GIL) is calculated as the credit impaired balance of loans and customers’ liability under acceptances.

Guarantees and Standby Letters of Credit represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payments or meet other contractual requirements.

Hedging is a risk management technique used to neutralize, manage or offset interest rate, foreign currency, equity, commodity or credit risk exposures arising from normal banking activities.

Impaired Loans are loans for which there is no longer a reasonable assurance of the timely collection of principal or interest.

Insurance Investment Results include net returns on insurance-related assets and the impact of the change in discount rates and financial assumptions on insurance contract liabilities.

Insurance Revenue, net of CCPB, is insurance revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). Beginning the first quarter of 2023, we no longer report CCPB given the adoption and retrospective application of IFRS 17.

Insurance Risk is the potential for loss as a result of actual experience differing from that assumed when an insurance product was designed and priced, and comprises claims risk, policyholder behaviour risk and expense risk.

Insurance Service Results include insurance revenue, insurance service expenses and reinsurance results.

Legal and Regulatory Risk is the potential for loss or harm resulting from a failure to comply with laws or satisfy contractual obligations or regulatory requirements. This includes the risk of failure to: comply with the law (in letter or in spirit) or maintain standards of care; implement legal or regulatory requirements; enforce or comply with contractual terms; assert non-contractual rights; effectively manage disputes; or act in a manner so as to maintain our reputation.

Leverage Exposures (LE) consist of on-balance sheet items and specified off-balance sheet items, net of specified adjustments.

Leverage Ratio reflects Tier 1 Capital divided by LE.

Liquidity and Funding Risk is the potential for loss if we are unable to meet our financial commitments in a timely manner at reasonable prices as they become due. Financial commitments include liabilities to depositors and suppliers, as well as lending, investment and pledging commitments.

Liquidity Coverage Ratio (LCR) is a Basel III regulatory metric calculated as the ratio of high-quality liquid assets to total net stressed cash outflows over a thirty-day period under a stress scenario prescribed by OSFI.

Market Risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, and includes the risk of credit migration and default in our trading book.

Mark-to-Market represents the valuation of financial instruments at fair value (as defined above) as of the balance sheet date.

Master Netting Agreements are agreements between two parties designed to reduce the credit risk of multiple derivative transactions through the provision of a legal right to offset exposure in the event of default.

Model Risk is the potential for adverse outcomes resulting from decisions that are based on incorrect or misused model results. These adverse outcomes can include financial loss, poor business decision-making and damage to reputation.

Net Interest Income comprises earnings on assets, such as loans and securities, including interest and certain dividend income, less interest expense paid on liabilities, such as deposits. Net interest income, excluding trading, is presented on a basis that excludes trading-related interest income.

Net Interest Margin is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points. Net interest margin, excluding trading net interest income and trading and insurance average assets is computed in the same manner, excluding trading-related interest income, and trading and insurance earning assets.

Net Non-Interest Revenue is non-interest revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). Beginning the first quarter of 2023, we no longer report CCPB given the adoption and retrospective and application of IFRS 17.

Net Promoter Score (NPS) is the percentage of customers surveyed who would recommend BMO to a friend or colleague. Data is gathered in a survey that uses a 0–10 point scale. “Detractors” are defined as those who provide a rating of 0–6, “Passives” are defined as those who provide a rating of 7 or 8, and “Promoters” are defined as those who provide a rating of 9 or 10. The score is calculated by subtracting the percentage of “Detractors” from the percentage of “Promoters”.

Net Stable Funding Ratio (NSFR) is a regulatory liquidity measure that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets and is calculated in accordance with OSFI’s Liquidity Adequacy Requirements Guideline.

Notional Amount refers to the principal amount used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.

Off-Balance Sheet Financial Instruments consist of a variety of financial arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.

Office of the Superintendent of Financial Institutions (OSFI) is the government agency responsible for regulating banks, insurance companies, trust companies, loan companies and pension plans in Canada.

Operating Leverage is the difference between the growth rates of revenue and non-interest expense. Adjusted operating leverage is the difference between the growth rates of adjusted revenue and adjusted non-interest expense.

Operating Leverage, net of CCPB, is the difference between the growth rates of revenue, net of CCPB (net revenue), and non-interest expense. Adjusted net operating leverage is the difference between the growth rates of adjusted net revenue and adjusted non-interest expense. The bank evaluates performance using adjusted revenue, net of CCPB. Beginning the first quarter of 2023, we no longer report CCPB given the adoption and retrospective application of IFRS 17.

Operational Non-Financial Risk (ONFR) encompasses a wide range of non-financial risks, including those related to business change, customer trust, reputation and data that can result in financial loss. These losses can stem from inadequate or failed internal processes or systems, human error or misconduct, and external events that may directly or indirectly impact the fair value of assets we hold in our credit or investment portfolios. Examples of these risks include cyber and cloud security risk, technology risk, fraud risk and business continuity risk, but exclude legal and regulatory risk, credit risk, market risk, liquidity risk and other types of financial risk.

Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

Pre-Provision, Pre-Tax Earnings (PPPT) is calculated as income before the provision for income taxes and provision for (recovery of) credit losses. We use PPPT on both a reported and an adjusted basis to assess our ability to generate sustained earnings growth excluding credit losses, which are impacted by the cyclical nature of a credit cycle.

50 BMO Financial Group Third Quarter Report 2024

Provision for Credit Losses (PCL) is a charge to income that represents an amount deemed adequate by management to fully provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic outlook and the allowance for credit losses already established. PCL can comprise both a provision for credit losses on impaired loans and a provision for credit losses on performing loans.

Provision for Credit Losses (PCL) Ratio is calculated as the annualized total provision for credit losses as a percentage of average net loans and acceptances.

Purchased Credit Impaired (PCI) Loans are loans for which the timely collection of interest and principal is no longer reasonably assured. These loans are credit-impaired upon initial recognition.

Reputation Risk is the potential for loss or harm to the BMO brand. It can arise even if other risks are managed effectively.

Return on Equity or Return on Common Shareholders’ Equity (ROE) is calculated as net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders’ equity. Common shareholders’ equity comprises common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than net income.

Return on Tangible Common Equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets, as a percentage of average tangible common equity. Adjusted ROTCE is calculated using adjusted net income rather than net income.

Risk-Weighted Assets (RWA) are defined as on-balance sheet and off-balance sheet exposures that are risk-weighted based on guidelines established by OSFI. The measure is used for capital management and regulatory reporting purposes.

Securities Borrowed or Purchased under Resale Agreements are low-cost, low-risk instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.

Securities Lent or Sold under Repurchase Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.

Securitization is the practice of selling pools of contractual debts, such as residential mortgages, auto loans and credit card debt obligations, to third parties or trusts, which then typically issue a series of asset-backed securities to investors to fund the purchase of the contractual debts.

Strategic Risk is the potential for loss due to fluctuations in the external business environment and/or failure to properly respond to these fluctuations due to inaction, ineffective strategies or poor implementation of strategies.

Stress Tests are used to determine the potential impact of low-frequency, high-severity events on the trading and underwriting portfolios. The portfolios are measured daily against a variety of hypothetical and historical event scenarios. Scenarios are continuously refined to reflect the latest market conditions and portfolio risk exposures.

Structured Entities (SEs) include entities for which voting or similar rights are not the dominant factor in determining control of the entity. BMO is required to consolidate a SE if it controls the entity by having power over the entity, exposure to variable returns as a result of its involvement and the ability to exercise power to affect the amount of those returns.

Structural (Non-Trading) Market Risk comprises interest rate risk arising from banking activities (loans and deposits) and foreign exchange risk arising from foreign currency operations and exposures.

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that BMO enters into are as follows:

•	Commodity swaps – counterparties generally exchange fixed-rate and floating-rate payments based on a notional value of a single commodity.

•	Credit default swaps – one counterparty pays the other a fee in exchange for an agreement by the other counterparty to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

•	Cross-currency interest rate swaps – fixed-rate and floating-rate interest payments and principal amounts are exchanged in different currencies.

•	Cross-currency swaps – fixed-rate interest payments and principal amounts are exchanged in different currencies.

•	Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for a return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

•	Interest rate swaps – counterparties generally exchange fixed-rate and floating-rate interest payments based on a notional value in a single currency.

•	Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

Tangible Common Equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities.

Taxable Equivalent Basis (teb): Operating segment revenue is presented on a taxable equivalent basis (teb). Revenue and the provision for income taxes in BMO Capital Markets and U.S. P&C are increased on certain tax-exempt securities to an equivalent pre-

tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to operating segment teb adjustments is reflected in Corporate Services revenue and provision for (recovery of) income taxes.

Tier 1 Capital comprises CET1 Capital and Additional Tier 1 (AT1) Capital. AT1 Capital consists of preferred shares and other AT1 Capital instruments, less regulatory deductions.

Tier 1 Capital Ratio reflects Tier 1 Capital divided by risk-weighted assets.

Tier 2 Capital comprises subordinated debentures and may include certain credit loss provisions, less regulatory deductions.

Total Capital includes Tier 1 and Tier 2 Capital.

Total Capital Ratio reflects Total Capital divided by risk-weighted assets.

Total Loss Absorbing Capacity (TLAC) comprises Total Capital and senior unsecured debt subject to the Canadian Bail-In Regime, less regulatory deductions.

Total Loss Absorbing Capacity (TLAC) Ratio reflects TLAC divided by risk-weighted assets.

Total Loss Absorbing Capacity (TLAC) Leverage Ratio reflects TLAC divided by leverage exposures.

Total Shareholder Return: The annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of the respective period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.

Trading and Underwriting Market Risk is associated with buying and selling financial products in the course of meeting customer requirements, including market-making and related financing activities, and assisting clients to raise funds by way of securities issuance.

Trading-Related Revenue includes net interest income and non-interest revenue earned from on-balance sheet and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading-related revenue also includes income (expense) and gains (losses) from both on-balance sheet instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

Value-at-Risk (VaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period. VaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

BMO Financial Group Third Quarter Report 2024 51

Investor and Media Information

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2023 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 27, 2024, at 7:15 a.m. (ET). The call may be accessed by telephone at 416-340-2217 (from within Toronto) or 1-800-806-5484 (toll-free outside Toronto), entering Passcode: 9768240#. A replay of the conference call can be accessed until September 27, 2024, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 4631832#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contact

Jeff Roman, Director, Enterprise Media Relations, jeff.roman@bmo.com, 416-867-3996

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase
Plan (DRIP)

Common shareholders may elect to have their cash dividends reinvested in common shares of the bank, in accordance with the bank’s Shareholder Dividend Reinvestment and Share Purchase Plan. More information about the Plan and how to enrol can be found at www.bmo.com/investorrelations.

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 37th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2023 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedarplus.ca. Printed copies of the bank’s complete 2023 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2025

The next Annual Meeting of Shareholders will be held on Friday, April 11, 2025.

® Registered trademark of Bank of Montreal

80 BMO Financial Group Third Quarter Report 2024